
10012008

SBG

SINCLAIR BROADCAST GROUP

annual report 2009

Letter to our Shareholders

"The Great Recession." This is the term now used to describe the economic meltdown that began in late 2007 and continued through 2009. For 2009, U.S. Gross Domestic Product estimates reflect that the economy shrank 2.4%, which is the worst single-year performance since 1946. For media and advertising-related companies, such as Sinclair, the impact came from all directions, but in particular through the decimation of the auto industry, the crushing losses of home values, and high unemployment combined with low consumer confidence that directly affected the advertising budgets of other businesses. We believe, however, that there were some positives that came from this experience that will benefit us longer-term. The economic downturn created the necessity to re-engineer our operations, find alternative revenue streams to lessen our reliance on traditional advertising revenues, and to develop new ways to deliver content to our mass audiences.

Advertising spending has never been as negatively affected as much as it was during the Great Recession. In 2009, a non-political year, our net broadcast revenues declined by $84.6 million or 13.2% versus 2008. Of that decline, $34.2 million related to the absence of political advertising revenues and another $34.8 million was the result of lower advertising spending by the automotive category which suffered bankruptcies by Chrysler and General Motors, even after each company received government bail-outs. From 2008 to 2009, ad spending on our stations by the automotive industry, which is traditionally our largest category, declined by 33.6%.

We firmly believe that as we enter 2010, the economy and the auto industry will recover and so will our top-line. In fact, we believe that we have already seen the bottom of the ad recession as evidenced by a rebound in ad spending on our stations. In the fourth quarter 2009, net broadcast revenues declined 6.4%, an improvement over the full year decline of 13.2%. Excluding political, net broadcast revenues grew $11.0 million or 7.9% in the fourth quarter and that momentum has continued into the first quarter of 2010 where we expect total net broadcast revenues to grow by low double digit percents. More importantly, we have seen a rebound by the automotive sector, growing an estimated 20% in first quarter 2010. We also expect 2010 revenues to be positively impacted by the recent Supreme Court decision over-turning certain campaign finance laws which, among other things, had restricted campaign spending by corporations and unions. Industry followers expect that the Court's decision, in support of free speech, will generate as much as $500 million in incremental political ad spending, of which television broadcasters are expected to be the primary recipient.

Throughout the economic downturn, our management team has remained aggressive in managing inventory sell-out and price levels, which is evident in our market share which grew from 17.8% in 2008 to 18.3% in 2009. In addition to increasing our market share, we implemented many cost cutting measures, most of which were discussed in last year's Letter. However, the desire to protect our margins longer-term did not end there. In 2009, we re-engineered, regionalized and centralized many of our television station operating departments. Compared to 2008, our cost cutting and restructuring initiatives resulted in the savings of $30.5 million, or a decline of 9.5%, related to corporate overhead, television production, sales, general and administrative costs, plus another $17.5 million in capital expenditures savings. As a result, we experienced very little margin erosion, with EBITDA[1] margins going from 32.8% in 2008 to 29.0% in 2009.

In creating a leaner, more efficient company, it was important that we not compromise the level of high quality programming that we provide. And so it is with great pleasure that I report that the primetime ratings across our FOX affiliates reached seven-year highs in the November 2009 ratings book in the key advertiser-desired demographics of total households, adults 18-49, and adults 25-54. Additionally, syndicated shows, such as Two and a Half Men, continue to thrive on our stations. We recognize that our success is in part a function of the quality of programming the networks provide, just as the success of our local news, syndicated programming strategies, and ability to deliver a local audience impacts the networks' overall ratings and ability to negotiate with content producers and distributors. It is for this reason that we maintain on-going discussions with our network partners on how best to maximize and realize the value of our broadcast franchise.

We are pleased to report that even with the recession, we generated $129.1 million in free cash flow[2] in 2009. Due to closure of the credit markets for most of the year and the looming put rights on our 3% and 4.875% senior convertible bonds, it was necessary for us to conserve cash and build liquidity. In addition to the aggressive cost cutting undertaken by management, the Board responded by suspending our common stock dividend and limiting our outside investments. In the fourth quarter of 2009, we were successful in raising sufficient funds from the issuance of 9.25% Senior Secured Second Lien Notes to tender for most of the 3% and 4.875% convertible bonds and cash collateralize the remaining outstanding amounts, thus eliminating the refinancing risks we were facing. In conjunction with this transaction, we refinanced our Bank Credit Agreement, extending our debt maturity profile even further. Due to the requirements in our new financing agreements, uses of our free cash flow will be directed initially to debt repayment. Nevertheless and given our higher cost of debt, we still expect to generate significant amounts of free cash flow in 2010.

We have always been an advocate for developing new uses of our digital spectrum given our mass audience reach, and the recession proved just how necessary it is for the industry to advance these opportunities. In June 2009, we were ushered into the digital television era when the government turned analog television off for good, thus allowing broadcasters to concentrate on how best to maximize the billions of dollars the industry invested to build-out the digital spectrum. Over the years, I have discussed our involvement with and support of the Open Mobile Video Coalition (OMVC), which is an advocate for mobile digital television (mobile DTV), but the possibilities do not end there. We believe there are many opportunities to leverage our spectrum, whether through mutli-channel programming offerings or out-reach to mobile devices. We recognize and believe consumers' needs are changing; they expect to have access to their news and entertainment anywhere and everywhere. We believe mobile television applications are the best way to serve the public's appetite for the quality videos they demand in a portable world.

According to BIA Kelsey Group's October 2009 Mobile Market View study, "...mobile is quickly developing into a viable platform for local commercial activity...," especially local search. A Kaiser Family Foundation Study issued in January 2010, reported that 85% of 15-18 year olds own a cell phone and spend 1:06 hours on media consumption per day through these devices. In order to capitalize on this growing trend of mobile users, who incidentally represent our next generation of consumer spenders, we have adopted a "3-screen approach," in which we use television, mobile and the Internet to drive consumer action. Using our digital spectrum, we are helping businesses reach our mass audiences in both traditional and non-traditional ways. Among some of the tools we've implemented are: text offers to mobile phones, zip code couponing to smart phones, live streaming of our local newscasts to mobile devices and the Internet, developing interactive mobile web sites for our existing clients, and offering Internet and mobile marketing campaigns.

Mobile DTV remains a key focus and vision for Sinclair. In 2009, the U.S. television standards organization, the ATSC, approved A/153 as the mobile DTV standard. The consumer electronics community responded by providing applications for dozens of mobile DTV-enabled and capable devices, while the OMVC has been working to demonstrate and test these capabilities with consumers. With mobile DTV, we can provide for the simulcast of our over-the-air signals, storage for DVR playbacks, advertising-based and location-based services, audience measurement, and encryption for paid services, to name but a few of the possible opportunities. You can expect us to continue taking an active role to meet the needs of a mobile society and to make mobile DTV a reality.

In addition to providing creative ways for our local advertising partners to reach the market through mobile devices and delivering popular over-the-air television content to video-capable mobile devices, we continue to expand our offerings of programming to the non-mobile users through multi-cast capabilities. In early 2010, we entered into an agreement to add THECOOLTV, a music video provider with a unique aspect of localism, to 34 of our owned and operated stations. We believe this could also be a perfect fit for the mobile television model.

Our belief is that the economy is on the road to recovery and the ad recession is over. Unlike others in our industry, we weathered the storm and have emerged with a stronger sense of purpose and a leaner organization. We commend our employees for their dedication, focus, and willingness to cut costs. And we thank you, our shareholders, for your continued support and look forward to our future successes.



David D. Smith
Chairman, President and CEO

[1] A reconciliation of EBITDA to net income can be found on our website: www.sbgi.net.
[2] A reconciliation of free cash flow to net income can be found on our website: www.sbgi.net.

TABLE OF CONTENTS

TELEVISION BROADCASTING

Markets and Stations

We own and operate, provide programming services to, provide sales services to or have agreed to acquire the following television stations:

Market	Market Rank (a)	Stations	Status (b)	Affiliation (c)	Station Rank in Market (d)	Expiration Date of FCC License
Tampa/St. Petersburg, Florida	14	WTTA	LMA (e)	MNT	6 of 9	2/01/13
Minneapolis/St. Paul, Minnesota	15	WUCW	O&O	CW	6 of 7	4/01/06 (f)(m)
St. Louis, Missouri	21	KDNL	O&O	ABC	4 of 7	2/01/14
Pittsburgh, Pennsylvania	23	WPGH	O&O	FOX	4 of 8	8/01/15
		WPMY	O&O	MNT	5 of 8	8/01/15
Raleigh/Durham,North Carolina	26	WLFL	O&O	CW	5 of 7	12/01/04 (f)(m)
		WRDC	O&O	MNT	6 of 7	12/01/04 (f)(m)
Baltimore, Maryland	27	WBFF	O&O	FOX	4 of 6	10/01/04 (f)(m)
		WNUV	LMA (g)	CW	5 of 6	10/01/12
Nashville, Tennessee	29	WZTV	O&O	FOX	4 of 8	8/01/13
		WUXP	O&O	MNT	5 of 8	8/01/13
		WNAB	OSA (h)	CW	6 of 8	8/01/13
Cincinnati, Ohio	33	WSTR	O&O	MNT	5 of 6	10/01/13
Columbus, Ohio	34	WSYX	O&O	ABC	2 of 7	10/01/13
		WTTE	LMA (g)	FOX	4 of 7	10/01/05 (f)(m)
Milwaukee, Wisconsin	35	WCGV	O&O	MNT	5 of 9	12/01/05 (f)(m)
		WVTV	O&O	CW	6 of 9	12/01/13
Asheville, North Carolina/ Greenville/Spartanburg/ Anderson, South Carolina	36	WLOS	O&O	ABC	3 of 8	12/01/04 (f)(m)
		WMYA	LMA (g)	MNT	5 of 8	12/01/04 (f)
San Antonio, Texas	37	KABB	O&O	FOX	3 of 7	8/01/14
		KMYS	O&O	MNT (n)	5 of 7	8/01/14
Birmingham, Alabama	40	WTTO	O&O	CW	5 of 8	4/01/05 (f)(m)
		WABM	O&O	MNT	6 of 8	4/01/13
		WDBB	LMA	CW	5 of 8 (i)	4/01/13
Las Vegas, Nevada	42	KVMY	O&O	MNT	5 of 7	10/01/14
		KVCW	O&O	CW	6 of 7	10/01/14
Norfolk, Virginia	43	WTVZ	O&O	MNT	6 of 7	10/01/12
Oklahoma City, Oklahoma	45	KOKH	O&O	FOX	4 of 9	6/01/14
		KOCB	O&O	CW	5 of 9	6/01/14
Greensboro/Winston-Salem/ Highpoint, North Carolina	46	WXLV	O&O	ABC	4 of 7	12/01/04 (f)(m)
		WMYV	O&O	MNT	5 of 7	12/01/04 (f)(m)
Buffalo, New York	52	WUTV	O&O	FOX	4 of 7	6/01/15
		WNYO	O&O	MNT	6 of 7	6/01/15
Richmond, Virginia	58	WRLH	O&O	FOX	4 of 6	10/01/12
Mobile, Alabama/ Pensacola, Florida	60	WEAR	O&O	ABC	2 of 9	2/01/13
		WFGX	O&O	MNT	8 of 9	2/01/13
Lexington, Kentucky	62	WDKY	O&O	FOX	4 of 8	8/01/13
Charleston/Huntington, West Virginia	63	WCHS	O&O	ABC	2 of 6	10/01/12
		WVAH	LMA (g)	FOX	4 of 6	10/01/04 (f)(m)
Dayton, Ohio	65	WKEF	O&O	ABC	2 of 6	10/01/13
		WRGT	LMA (g)	FOX	4 of 6	10/01/05 (f)(m)
Flint/Saginaw/Bay City, Michigan	68	WSMH	O&O	FOX	4 of 7	10/01/13
Des Moines, Iowa	71	KDSM	O&O	FOX	4 of 6	2/01/14
Portland, Maine	77	WGME	O&O	CBS	2 of 6	4/01/15
Cape Girardeau, Missouri/ Paducah, Kentucky	78	KBSI	O&O	FOX	4 of 7	2/01/14
		WDKA	LMA	MNT	5 of 7	8/01/13
Rochester, New York	80	WUHF	O&O (j)	FOX	3 of 6	6/01/15
Syracuse, New York	83	WSYT	O&O	FOX	4 of 6	6/01/15
		WNYS	LMA	MNT	5 of 6	6/01/15
Springfield/Champaign, Illinois	84	WICS	O&O	ABC	2 of 6	12/01/05 (f)(m)
		WICD	O&O	ABC	2 of 6 (k)	12/01/13
Madison, Wisconsin	85	WMSN	O&O	FOX	4 of 6	12/01/13
Cedar Rapids, Iowa	88	KGAN	O&O	CBS	3 of 5	2/01/06 (f)(m)
		KFXA	OSA (l)	FOX	4 of 5	2/01/14
Charleston, South Carolina	97	WTAT	LMA (g)	FOX	4 of 6	12/01/04 (f)
		WMMP	O&O	MNT	5 of 6	12/01/04 (f)
Tallahassee, Florida	106	WTWC	O&O	NBC	4 of 6	2/01/13
Peoria/Bloomington, Illinois	116	WYZZ	O&O (j)	FOX	4 of 6	12/01/13

a) Rankings are based on the relative size of a station's designated market area (DMA) among the 210 generally recognized DMAs in the United States as estimated by Nielsen as of November 2009.

b) "O & O" refers to stations that we own and operate. "LMA" refers to stations to which we provide programming services pursuant to a local marketing agreement. "OSA" refers to stations to which we provide or receive sales services pursuant to an outsourcing agreement.

c) When we negotiate the terms of our affiliation agreements with each network, we negotiate on behalf of all of our stations affiliated with that network simultaneously. This results in substantially similar terms for our stations, including the expiration date of the affiliation agreement. A summary of these expiration dates as of December 31, 2009 is as follows:

Affiliate	Expiration Date
FOX	19 of 20 agreements expire on March 6, 2012, except KFXA, which expires on June 30, 2010
MNT	All 17 agreements expired on September 26, 2009. Each of the stations which were affiliated with MyNetworkTV (MNT) entered into an arrangement, effective September 28, 2009, where a party related to MNT is providing such stations with programming for two years.
ABC	All 8 agreements were scheduled to expire on December 31, 2009. As of the date of this filing we are continuing negotiations with ABC.
CW	All 9 agreements expire on August 31, 2011
CBS	Both agreements expire on December 31, 2012
NBC	Agreement expires on December 31, 2016

d) The first number represents the rank of each station in its market and is based upon the November 2009 Nielsen estimates of the percentage of persons tuned into each station in the market from 6:00 a.m. to 2:00 a.m., Monday through Sunday. The second number represents the estimated number of television stations designated by Nielsen as "local" to the DMA, excluding public television stations and stations that do not meet the minimum Nielsen reporting standards (weekly cumulative audience of at least 0.1%) for the Monday through Sunday 6:00 a.m. to 2:00 a.m. time period as of November 2009. This information is provided to us in a summary report by Katz Television Group.

e) The license assets for this station are currently owned by Bay Television, Inc., a related party. See *Note 11. Related Person Transactions*, in the Notes to our Consolidated Financial Statements for more information.

f) We, or subsidiaries of Cunningham Broadcasting Company (Cunningham), timely filed applications for renewal of these licenses with the FCC. Unrelated third parties have filed petitions to deny or informal objections against such applications. We opposed the petitions to deny and the informal objections and those applications are pending. See *Note 10. Commitments and Contingencies*, in the Notes to our Consolidated Financial Statements for more information.

g) The license assets for these stations are currently owned by a subsidiary of Cunningham.

h) We have entered into an outsourcing agreement with the unrelated third party owner of WNAB-TV to provide certain non-programming related sales, operational and administrative services to WNAB-TV. On July 21, 2005, we filed with the FCC an application to acquire the license television broadcast assets of WNAB-TV in Nashville, Tennessee. The Rainbow/PUSH Coalition ("Rainbow/PUSH") filed a petition to deny that application and also requested that the FCC initiate a hearing to investigate whether WNAB-TV was improperly operated with WZTV-TV and WUXP-TV, two of our stations also located in Nashville. The FCC is in the process of considering the transfer of the broadcast license and we believe the Rainbow/PUSH petition has no merit.

i) WDBB-TV simulcasts the programming broadcast on WTTO-TV pursuant to a programming services agreement. The station rank applies to the combined viewership of these stations.

j) We have entered into outsourcing agreements with unrelated third parties, under which the unrelated third parties provide certain non-programming related sales, operational and managerial services to these stations. We continue to own all of the assets of these stations and to program and control each station's operations.

k) WICD-TV, a satellite of WICS-TV under FCC rules, simulcasts all of the programming aired on WICS-TV except the news broadcasts. WICD-TV airs its own news broadcasts. The station rank applies to the combined viewership of these stations.

l) On February 1, 2008, we entered into an outsourcing agreement with the unrelated third party owner of KFXA-TV to provide certain non-programming related sales, operational and administrative services to KFXA-TV. During 2008, we entered into an agreement with an unrelated third party for the right to acquire the FCC license of KFXA-TV in Cedar Rapids, Iowa, pending FCC approval, for $1.9 million.

m) We timely filed applications for renewal of these licenses with the FCC. Unrelated third parties have filed informal objections against the stations based on alleged violations of either the FCC's sponsorship identification or indecency rules.

n) On February 12, 2010, we entered into a network affiliation agreement with the CW to provide programming to KMYS-TV in San Antonio, Texas which will expire on August 31, 2011. Effective September 1, 2010 KMYS-TV will switch from MyNetworkTV to the CW.

FORWARD-LOOKING STATEMENTS

This report includes or incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including, among other things, the following risks:

General risks

- the impact of changes in national, regional and international economies including the possibility of a secondary recession and tightening of the credit markets;
- consumer confidence;
- the activities of our competitors;
- terrorist acts of violence or war and other geopolitical events;

Industry risks

- the business conditions of our advertisers particularly in the automotive and service industries;
- competition with other broadcast television stations, radio stations, multi-channel video programming distributors (MVPDs) and internet and broadband content providers serving in the same markets;
- availability and cost of programming;
- the effects of governmental regulation of broadcasting or changes in those regulations and court actions interpreting those regulations, including ownership regulations, indecency regulations, retransmission regulations and political or other advertising restrictions and regulations such as the restrictions and regulations which may be imposed as a result of the current controversy surrounding pharmaceutical advertising;
- the continued viability of networks and syndicators that provide us with programming content;
- labor disputes and legislation and other union activity;
- the impact of the mandatory transition from analog to digital over-the-air broadcasting;
- the broadcasting community's ability to develop a viable mobile digital broadcast television (mobile DTV) strategy and platform and consumer demand for mobile television;
- competition related to the potential implementation of regulations requiring MVPDs to carry low power television stations' programming;
- the operation of low power devices in the broadcast spectrum, which could interfere with our broadcast signals;
- the effects of new ratings system technologies including "people meters", and the ability of such technologies to be a reliable standard that can be used by advertisers;

Risks specific to us

- the effectiveness of our management;
- our ability to attract and maintain local and national advertising;
- our ability to successfully renegotiate retransmission consent agreements;
- our ability to renew our FCC licenses;
- our ability to maintain our affiliation agreements with our networks and at renewal, to successfully negotiate these agreements with favorable terms such as our ABC affiliation agreement which expired and was extended to March 31, 2010 while we continue negotiations;
- the impact of reverse network compensation payments made by us to networks pursuant to our affiliation agreements requiring compensation for network programming and the resulting negative effect on our operating results;
- the popularity of syndicated programming we purchase and network programming that we air;
- the strength of ratings for our local news broadcasts including our news sharing arrangements;
- changes in the makeup of the population in the areas where our stations are located;
- the successful execution of our multi-channel broadcasting initiatives including mobile DTV; and
- the results of prior year tax audits by taxing authorities.

Other matters set forth in this report and other reports filed with the Securities and Exchange Commission, including the *Risk Factors* set forth in Item 1A of this report may also cause actual results in the future to differ materially from those described in the forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this report might not occur.

SELECTED FINANCIAL DATA

The selected consolidated financial data for the years ended December 31, 2009, 2008 and 2007 have been derived from our audited consolidated financial statements. The consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 are included elsewhere in this report.

The information below should be read in conjunction with *Management's Discussion and Analysis of Financial Condition and Results of Operations* and the consolidated financial statements included elsewhere in this report.

STATEMENTS OF OPERATIONS DATA

(In thousands, except per share data)

For the Years Ended December 31,	2009	2008 (a)	2007 (a)	2006 (a)	2005 (a)
Statements of Operations Data:					
Net broadcast revenues (b)	**$ 554,597**	$ 639,163	$ 622,643	$ 627,075	$ 606,450
Revenues realized from station barter arrangements	**58,182**	59,877	61,790	54,537	54,908
Other operating divisions revenues	**43,698**	55,434	33,667	24,610	22,597
Total revenues	**656,477**	754,474	718,100	706,222	683,955
Station production expenses	**142,415**	158,965	148,707	144,236	149,033
Station selling, general and administrative expenses	**122,833**	136,142	140,026	137,995	135,870
Expenses recognized from station barter arrangements	**48,119**	53,327	55,662	49,358	50,334
Depreciation and amortization (c)	**138,334**	147,527	157,178	153,399	136,916
Other operating divisions expenses	**45,520**	59,987	33,023	24,193	20,944
Corporate general and administrative expenses	**25,632**	26,285	24,334	22,795	21,220
Gain on asset exchange	**(4,945)**	(3,187)	—	—	—
Impairment of goodwill and broadcast licenses	**249,799**	463,887	—	15,589	—
Operating (loss) income	**(111,230)**	(288,459)	159,170	158,657	169,638
Interest expense and amortization of debt discount and deferred financing cost	**(80,021)**	(87,634)	(102,228)	(115,217)	(120,002)
Interest income	**59**	743	2,228	2,008	650
Gain (loss) from sale of assets	**75**	66	(21)	143	(80)
Gain (loss) from extinguishment of debt	**18,465**	5,451	(30,716)	(904)	(1,937)
(Loss) gain from derivative instrument	**(97)**	999	2,592	2,907	21,778
Income (loss) from equity and cost investees	**354**	(2,703)	601	6,338	(1,426)
Gain on insurance settlement	**—**	—	—	—	1,193
Other income (loss), net	**1,935**	1,653	1,506	1,059	(582)
(Loss) income from continuing operations before income taxes	**(170,460)**	(369,884)	33,132	54,991	69,232
Income tax benefit (provision)	**32,512**	121,362	(16,163)	(6,589)	(36,027)
(Loss) income from continuing operations	**(137,948)**	(248,522)	16,969	48,402	33,205
Discontinued operations:					
(Loss) income from discontinued operations, net of related income taxes	**(81)**	(141)	1,219	3,701	5,400
Gain on sale of discontinued operations, net of related income taxes	**—**	—	1,065	1,774	146,276
Net (loss) income	**$ (138,029)**	$ (248,663)	$ 19,253	$ 53,877	$ 184,881
Net loss (income) attributable to noncontrolling interest	**2,335**	2,133	(279)	100	1,051
Net (loss) income attributable to Sinclair Broadcast Group	**$ (135,694)**	$ (246,530)	$ 18,974	$ 53,977	$ 185,932

For the Years Ended December 31,	2009	2008 (a)	2007 (a)	2006 (a)	2005 (a)
Basic and Diluted (Loss) Earnings Per Common Share Attributable to Sinclair Broadcast Group:					
(Loss) earnings per share from continuing operations	**$ (1.70)**	$ (2.87)	$ 0.19	$ 0.57	$ 0.65
Earnings per share from discontinued operations	**$ —**	$ —	$ 0.03	$ 0.06	$ 1.77
(Loss) earnings per share	**$ (1.70)**	$ (2.87)	$ 0.22	$ 0.63	$ 2.43
Dividends declared per share	**$ —**	$ 0.800	$ 0.625	$ 0.450	$ 0.030
Balance Sheet Data:					
Cash and cash equivalents	**$ 23,224**	$ 16,470	$ 20,980	$ 67,408	$ 9,655
Total assets	**$ 1,597,721**	$ 1,816,407	$ 2,224,187	$ 2,271,580	$ 2,280,641
Total debt (d)	**$ 1,366,308**	$ 1,362,278	$ 1,320,417	$ 1,413,623	$ 1,450,738
Total (deficit) equity	**$ (202,222)**	$ (58,700)	$ 269,581	$ 267,329	$ 250,688

(a) We adopted accounting guidance related to noncontrolling interest and classification of convertible debt instruments that may be settled in cash upon conversion. The guidance required us to adjust prior period financial statements. See Note 1. *Nature of Operations and Summary of Significant Accounting Policies* in the Notes to our Consolidated Financial Statements for additional information.

(b) Net broadcast revenues is defined as broadcast revenues, net of agency commissions.

(c) Depreciation and amortization includes amortization of program contract costs and net realizable value adjustments, depreciation and amortization of property and equipment and amortization of definite-lived intangible broadcasting assets and other assets.

(d) Total debt is defined as notes payable, capital leases and commercial bank financing, including the current and long-term portions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis provides qualitative and quantitative information about our financial performance and condition and should be read in conjunction with our consolidated financial statements and the accompanying notes to those statements. This discussion consists of the following sections:

Executive Overview – a description of our business, financial highlights from 2009, information about industry trends and sources of revenues and operating costs;

Critical Accounting Policies and Estimates – a discussion of the accounting policies that are most important in understanding the assumptions and judgments incorporated in the consolidated financial statements and a summary of recent accounting pronouncements;

Results of Operations – a summary of the components of our revenues by category and by network affiliation, a summary of other operating data and an analysis of our revenues and expenses for 2009, 2008 and 2007, including comparisons between years and certain expectations for 2010; and

Liquidity and Capital Resources – a discussion of our primary sources of liquidity, an analysis of our cash flows from or used in operating activities, investing activities and financing activities, a discussion of our dividend policy and a summary of our contractual cash obligations and off-balance sheet arrangements.

We have two reportable operating segments, "broadcast" and "other operating divisions" that are disclosed separately from our corporate activities. Our broadcast segment includes our stations. Currently, our other operating divisions segment primarily earned revenues in 2009 and 2008 from information technology staffing, consulting and software development; transmitter manufacturing; sign design and fabrication; regional security alarm operating and bulk acquisitions; and real estate ventures. Corporate and unallocated expenses primarily include our costs to operate as a public company and to operate our corporate headquarters location. Corporate is not a reportable segment.

STG, included in the broadcast segment and a wholly owned subsidiary of Sinclair Broadcast Group, Inc. (SBG), is the primary obligor under our Bank Credit Agreement, the 8.0% Notes and the 9.25% Notes. Our Class A Common Stock, Class B Common Stock, 6.0% Convertible Debentures, due 2012 (the 6.0% Debentures), the 4.875% Notes and the 3.0% Notes remain obligations and securities of SBG and are not obligations or securities of STG.

EXECUTIVE OVERVIEW

2009 Events

- On February 4, 2009, Congress passed the "DTV Delay Act" that extended the date for the completion of the DTV transition from February 17, 2009 to June 12, 2009. Pursuant to the rules and with the consent of the FCC all but 12 of our stations ceased analog operations on the original February 1, 2009 dates;
- On February 11, 2009, we suspended our quarterly dividend;
- On March 3, 2009, we received notice from MyNetworkTV that they were terminating each of our affiliation agreements effective September 26, 2009; on March 25, 2009, we entered into a one year agreement with a party related to MyNetworkTV to provide our MyNetworkTV stations with programming which became effective September 28, 2009;
- On April 28, 2009 the Supreme Court overturned a decision of the U.S. Court of Appeals for the Second Circuit and held that the FCC's indecency policy regarding "fleeting expletives" was not arbitrary and capricious. However, the Supreme Court did not rule on whether or not the FCC's "fleeting expletives" policy violated the First Amendment, and remanded the case to the Second Circuit to rule on the constitutional issue;
- On June 16, 2009 and June 19, 2009, Moody's and S&P, respectively, reduced the rating of the 4.875% Notes two notches. As a result, any holder of the 4.875% Notes may surrender all or any portion of their 4.875% Notes for a conversion into our Class A Common Stock at any time at the then-applicable conversion rate. On July 13, 2009, Moody's and S&P further reduced our credit ratings by two notches;
- On September 1, 2009, one of our Las Vegas stations, KVMY-TV, entered into a network affiliation and representation agreement with Lieberman Television, LLC, a Spanish-language television network currently known as "Estrella TV". Estrella TV programming is broadcasting in Las Vegas on a digital multi-channel;
- On October 8, 2009, we commenced tender offers to purchase for cash any and all of the outstanding 3.0% Notes and 4.875% Notes. The tender offer expired on November 5, 2009 and approximately $266.6 million and $106.5 million of the 3.0% Notes and 4.875% Notes, respectively, tendered. During 2009, we also repurchased in the open market $50.7 million of our 3.0% Notes and $1.0 million of our 6.0% Debentures;
- On October 28, 2009, we entered into certain agreements with Cunningham to amend and/or restate our LMAs, certain option agreements to acquire Cunningham stock and certain acquisition and merger agreements relating to Cunningham Stations that became effective upon the consummation of the tender offers for our 3.0% Notes and 4.875% Notes;
- On October 29, 2009, we issued $500.0 million aggregate principal amount of the 9.25% Notes;
- Contemporaneous with the issuance of the 9.25% Notes, we entered into a Bank Credit Agreement pursuant to an amendment and restatement of the 2006 Bank Credit Agreement;
- On October 30, 2009, options were exercised to extend the affiliation agreements of the stations owned, programmed and/or to which we provide services that are affiliated with the CW for an additional year to expire on August 31, 2011;
- On November 5, 2009 and November 6, 2009, S&P and Moody's, respectively, issued revised ratings in response to our closing of the 9.25% Notes and entry into the Bank Credit Agreement;
- On December 4, 2009 we entered into a one-year retransmission consent agreement with Time Warner for continued carriage of the signals of 34 stations owned and/or operated by us in 22 markets;
- During 2009, we repurchased 1.5 million shares of Class A Common Stock for $1.5 million, including transaction costs;
- During 2009, we recorded $164.2 million and $84.9 million related to our impairment of goodwill and broadcast licenses, respectively;
- Our outsourcing agreements in WYZZ-TV in Peoria, Illinois and WUHF-TV in Rochester, New York with Nexstar Broadcasting are scheduled to terminate on April 1, 2010 and we have reached an agreement on renewal terms;
- Market share survey results reflect that our stations' share of the television advertising market in 2009 increased to 18.3%, from 17.8% in 2008; and
- Excluding political, local revenues decreased 4.9% and national revenues decreased 17.5% during 2009 versus 2008 due to negative financial and economic conditions that severely impacted advertising spending levels particularly in the automotive sector. However, production, selling and general and administrative expenses combined have decreased 9.5% over the same period primarily as a result of our cost control initiatives.

Other Events

- On January 7, 2010, we entered into a one-year retransmission consent agreement with Mediacom for continued carriage of the signals of 22 stations owned and/or operated by us in 15 markets;
- On January 26, 2010, we commenced tender offers to purchase for cash any and all of the outstanding 3.0% Notes and 4.875% Notes at 100% of the face value of such notes. The tender offers expired on February 23, 2010 and approximately $12.3 million and $14.3 million of the 3.0% Notes and 4.875% Notes, respectively, were tendered;

- Our ABC network affiliation agreements were scheduled to expire December 31, 2009. We extended these affiliation agreements until March 31, 2010 while we continue negotiations.
- On February 4, 2010, we entered into an agreement for carriage of THECOOLTV, a music video provider; and
- On February 12, 2010, we entered into a network affiliation agreement with The CW to provide programming to KMYS-TV in San Antonio, Texas. Effective September 1, 2010 KMYS-TV will switch networks from MyNetworkTV to The CW.

Industry Trends

- Political advertising increases in even-numbered years, such as 2008, due to the advertising expenditures from candidates running in local and national elections. In every fourth year, such as 2008, political advertising is elevated further due to the presidential election. In addition, political revenue has consistently risen between election years such as from 2004 to 2008;
- The FCC has permitted broadcast television stations to use their digital spectrum for a wide variety of services including multi-channel broadcasts. The FCC "must carry" rules only apply to a station's primary digital stream;
- A number of other broadcasters, including Sinclair, have joined together in what is known as the Open Mobile Video Coalition to promote the development of mobile DTV applications. We believe there is potential for broadcasters to create an additional revenue stream by providing their signals to mobile devices as well as through other multi-channel initiatives;
- Retransmission consent rules provide a mechanism for broadcasters to seek payment from multi-channel video programming distributors (MVPDs) who carry broadcasters' signals. Recognition of the value of the programming content provided by broadcasters, including local news and other programming and network programming all in HD has generated increased local revenues;
- Automotive-related advertising is a significant portion of our total net revenues in all periods presented and these revenues trended downward in 2008 and most of 2009 due to the recent economic turmoil. However, a positive trend has begun for the sector in the fourth quarter of 2009 and into 2010 as of the date of this filing;
- Many broadcasters are enhancing/upgrading their websites to use the internet to deliver rich media content, such as newscasts and weather updates, to attract advertisers;
- Seasonal advertising increases in the second and fourth quarters due to the anticipation of certain seasonal and holiday spending by consumers, although this trend was disrupted in 2009 due to the recession;
- Broadcasters have found ways to increase returns on their news programming initiatives while continuing to maintain locally produced content through the use of news sharing arrangements;
- Station outsourcing arrangements are becoming more common as broadcasters seek out ways to improve revenues and margins;
- Advertising revenue related to the Olympics occurs in even numbered years and the Super Bowl is aired on a different network each year. Both of these popularly viewed events can have an impact on our advertising revenues; and
- Compensation from networks to their affiliates in exchange for broadcasting of network programming has essentially halted. Networks may begin to ask for compensation from broadcasters for the use of network programming. Certain networks have already begun this process.

Sources of Revenues and Costs

Our operating revenues are derived from local and national advertisers and, to a much lesser extent, from political advertisers. From 2006 to 2009, we began to generate new local revenues from our retransmission consent agreements. Our revenues from local advertisers had seen a continued upward trend until 2008 when non-political revenues fell from 2007 due to the economic recession. Further deterioration of advertising revenues occurred in 2009. Revenues from national advertisers have continued to trend downward when measured as a percentage of total broadcast revenues. We believe this trend is the result of our focus on increasing local advertising revenues as a percentage of total advertising revenues, combined with a decrease in overall spending by national advertisers and an increase in the number of competitive media outlets providing national advertisers multiple alternatives in which to advertise their goods or services. Our efforts to mitigate the effect of these increasingly competitive media outlets for national advertisers include continuing our efforts to increase local revenues and developing innovative sales and marketing strategies to sell traditional and non-traditional services to our advertisers including the success of multi-channel digital initiatives together with mobile DTV. In addition, our revenue success is dependent on the success and advertising spending levels of the automotive industry.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates including those related to bad debts, program contract costs, intangible assets, income taxes, property and equipment, investments and derivative contracts. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. These estimates have been consistently applied for all years presented in this report and in the past we have not experienced material differences between these estimates and actual results. However, because future events and their effects cannot be determined with certainty, actual results could differ from our estimates and such differences could be material.

We have identified the policies below as critical to our business operations and to the understanding of our results of operations. For a detailed discussion of the application of these and other accounting policies, see *Note 1. Nature of Operations and Summary of Significant Accounting Policies,* in the Notes to our Consolidated Financial Statements.

Valuation of Goodwill, Long-Lived Assets, Intangible Assets and Equity and Cost Method Investments. We periodically evaluate our goodwill, broadcast licenses, long-lived assets, intangible assets and equity and cost method investments for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on estimated future cash flows, market conditions, operating performance of our stations and legal factors. Future events could cause us to conclude that impairment indicators exist and that the net book value of long-lived assets, intangible assets and equity and cost method investments is impaired. Any resulting impairment loss could have a material adverse impact on our consolidated balance sheets and consolidated statements of operations.

We have determined our broadcast licenses to be indefinite-lived intangible assets in accordance with the accounting guidance for goodwill and other intangible assets, which requires such assets along with our goodwill to be tested for impairment on an annual basis or more often when certain triggering events occur. As of December 31, 2009, we had $660.0 million of goodwill, $52.0 million in broadcast licenses, and $193.4 million in definite-lived intangibles. We test our broadcast licenses and broadcast goodwill by estimating the fair market value of the broadcast licenses, or the fair value of our reporting units in the case of goodwill, using a combination of quoted market prices, observed earnings/cash flow multiples paid for comparable television stations, discounted cash flow models and appraisals. We then compare the estimated fair market value to the book value of these assets to determine if an impairment exists. We aggregate our stations by market for purposes of our goodwill and license impairment testing and we believe that our markets are most representative of our broadcast reporting units because we view, manage and evaluate our stations on a market basis. Furthermore, in our markets operated as duopolies, certain costs of operating the stations are shared including the use of buildings and equipment, the sales force and administrative personnel. Our discounted cash flow model is based on our judgment of future market conditions within each designated marketing area, as well as discount rates that would be used by market participants in an arms-length transaction. Future events could cause us to conclude that market conditions have declined or discount rates have increased to the extent that our broadcast licenses and/or goodwill could be impaired. Any resulting impairment loss could have a material adverse impact on our consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows. Based on assessments performed during the years ended December 31, 2009 and 2008, we recorded $249.8 million and $463.9 million, respectively, in impairment losses on our goodwill, broadcast licenses and other assets. The impairment charge taken in 2008 was primarily due to the severe economic downturn during the fourth quarter, and as a result, we made downward revisions to forecasted cash flow, cash flow multiples and growth rates. Of the $249.8 million in impairment recorded in 2009, we recorded $130.1 million in the first quarter of 2009. We performed an interim impairment test in the first quarter of 2009 due to the severe economic downturn and continued decrease in our market capitalization. Accordingly, we made further revisions to our forecasted cash flows, cash flow multiples, and discount rates. The impairment charge taken during the fourth quarter of 2009 was primarily due to the continued deterioration of the economy which resulted in further decreases in our forecasted cash flow and increases in our discount rates. There was no impairment recorded for the year ended December 31, 2007.

The implied value of our broadcast goodwill is calculated using a discounted cash flow model for 4 years and estimating the terminal value of the reporting units using a multiple of cash flows. The value of our broadcast licenses is calculated using a discounted cash flow model for eight years and estimating the terminal value based on the constant growth model and a compound annual growth rate.

The key assumptions used to determine the fair value of our reporting units to test our goodwill for impairment and to determine the fair value of our broadcast licenses consist of discount rates, revenue and expense growth rates, constant growth rates and comparable business multiples. The revenue and expense growth rates used in our goodwill impairment testing and the revenue, expense and constant growth rates used in determining the fair value of our broadcast licenses are relatively comparable from 2008 to 2009. However, the baseline cash flows to which these growth rates were applied decreased due to the continued deterioration of the economy. The growth rates are based on market studies, industry knowledge and historical performance.

The discount rates used to determine the fair value of our reporting units to test our goodwill for impairment and to determine the fair value of our broadcast licenses have increased from 2008 to 2009. The discount rate is based on a number of factors including market interest rates, a weighted average cost of capital analysis based on the target capital structure for a television station, and includes adjustments for market risk and company specific risk. The increase in the discount rate is primarily due to a more heavily weighted cost of equity in 2009 as well as an increase in the general cost of equity.

The comparable business multiple used to determine the fair value of our reporting units to test our goodwill for impairment has decreased slightly from 2008 to 2009. It is an estimate of the multiple that would most likely be paid for a mature, cash flowing television station in the current marketplace. The decrease in the multiple is primarily due to the continued deterioration in the economy.

As of December 31, 2009, none of our reporting units tested for goodwill impairment had fair values in excess of the carrying value where the excess was less than 10% of the carrying value.

For the year ended December 31, 2009, an increase in our discount rate of 10% would increase our goodwill impairment by $4.9 million and a decrease in our multiple of 10% would increase our goodwill impairment by $9.0 million. An increase in our discount rate of greater than 26% or a decrease in our multiple of greater than 14% would likely change the number of reporting units that would fail our Step 1 test for goodwill impairment and could lead to additional amounts of goodwill impairment.

When factors indicate that there may be a decrease in value of an equity or cost method investment, we assess that investment and determine whether a loss in value has occurred. If that loss is deemed to be other than temporary an impairment loss is recorded accordingly. For any investments that indicate a potential impairment, we estimate the fair value of those investments using discounted cash flow models, unrelated third party valuations or industry comparables, based on the various facts available to us.

Revenue Recognition. Advertising revenues, net of agency commissions, are recognized in the period during which commercials are aired. All other revenues are recognized as services are provided. The revenues realized from station barter arrangements are recorded as the programs are aired at the estimated fair value of the advertising airtime given in exchange for the program rights.

Our retransmission consent agreements contain both advertising and retransmission consent elements that are paid in cash. We have determined that our agreements are revenue arrangements with multiple deliverables. Advertising and retransmission consent deliverables sold under our agreements are separated into different units of accounting based on fair value. Revenue applicable to the advertising element of the arrangement is recognized consistent with the advertising revenue policy noted above. Revenue applicable to the retransmission consent element of the arrangement is recognized ratably over the life of the agreement.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from extending credit to our customers that are unable to make required payments. If the economy and/or the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. For example, a 10% increase in the balance of our allowance for doubtful accounts as of December 31, 2009, would increase bad debt expense by approximately $0.3 million. The allowance for doubtful accounts was $2.9 million and $3.3 million as of December 31, 2009 and 2008, respectively.

Program Contract Costs. We have agreements with distributors for the rights to televise programming over contract periods, which generally run from one to seven years. Contract payments are made in installments over terms that are generally equal to or shorter than the contract period. Each contract is recorded as an asset and a liability at an amount equal to its gross cash contractual commitment when the license period begins and the program is available for its first showing. The portion of program contracts which become payable within one year is reflected as a current liability in the consolidated balance sheets. As of December 31, 2009 and 2008, we recorded $60.2 million and $83.3 million, respectively, in program contract assets and $140.4 million and $172.7 million, respectively, in program contract liabilities.

The programming rights are reflected in the consolidated balance sheets at the lower of unamortized cost or estimated net realizable value (NRV). Estimated NRVs are based on management's expectation of future advertising revenue, net of sales commissions, to be generated by the remaining program material available under the contract terms. In conjunction with our NRV analysis of programming rights reflected in our consolidated balance sheets, we perform similar analysis on future programming rights yet to be reflected in our consolidated balance sheets and establish allowances when future payments exceed the estimated NRV. Amortization of program contract costs is generally computed using a four-year accelerated method or a straight-line method, depending on the length of the contract. Program contract costs estimated by management to be amortized within one year are classified as current assets. Program contract liabilities are typically paid on a scheduled basis and are not reflected by adjustments for amortization or estimated NRV. If our estimate of future advertising revenues declines, then additional write downs to NRV may be required.

Income Tax. We recognize deferred tax assets and liabilities based on the differences between the financial statements carrying amounts and the tax bases of assets and liabilities. As of December 31, 2009 and 2008, we recorded $7.3 million and $9.0 million, respectively, in deferred tax assets and $177.2 million and $204.1 million, respectively, in deferred tax liabilities. We provide a valuation allowance for deferred tax assets if we determine, based on the weight of available evidence, that it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2009, valuation allowances have been provided for a substantial amount of our available state net operating losses. Management periodically performs a comprehensive review of our tax positions and accrues amounts for tax contingencies. Based on these reviews, the status of ongoing audits and the expiration of applicable statute of limitations, accruals are adjusted as necessary in accordance with income tax accounting guidance.

Recent Accounting Pronouncements

In December 2007, the FASB issued new accounting guidance that requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest is included in consolidated net income on the face of the statement of operations. Changes in a parent's ownership interest that result in deconsolidation of a subsidiary will result in the recognition of a gain or loss in net income when the subsidiary is deconsolidated. The guidance also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We applied the requirements of this guidance retrospectively to our consolidated financial statements. This guidance resulted in a change to the presentation of loss attributable to noncontrolling interest and net income (loss) attributable to Sinclair Broadcast Group on the face of the income statement and the disclosure of noncontrolling interest contributions and distributions in the statement of cash flows.

In May 2008, the FASB issued new accounting guidance that requires issuers of convertible debt instruments that may be settled in cash upon conversion to account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. Issuers were required to determine the carrying value of just the liability portion of the debt by measuring the fair value of a similar liability (including any embedded features other than the conversion option) that does not have an associated equity component. The excess of the initial proceeds received from the debt issuance and the fair value of the liability component are recorded as a debt discount with the offset recorded to equity. The discount is amortized to interest expense using the interest method over the life of a similar liability that does not have an associated equity component. Transaction costs incurred with third parties shall be allocated between the liability and equity components in proportion to the allocation of proceeds and accounted for as debt issuance costs and equity issuance costs, respectively, with the debt issuance costs amortized to interest expense. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. In 2009, we recorded the impact of this guidance retrospectively by recording additional interest expense on our 3.0% Notes related to the amortization of the debt discount and deferred financing costs of approximately $9.9 million and $6.4 million for the years ended December 31, 2008 and 2007, respectively. The amortization of the debt discount will create additional noncash interest expense in 2010, however we expect this interest to be minimal as we expect to redeem the remaining 3.0% Notes in May 2010.

In April 2008, the FASB issued amended guidance for determining the useful life of an intangible asset. The guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under the accounting guidance for goodwill and other intangible assets. This guidance applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions. Historical experience renewing or extending similar arrangements or in the absence of such experience, assumptions that market participants would use about renewal or extension adjusted for entity specific factors should be considered. This guidance is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. The guidance for determining the useful life of a recognized intangible asset shall be applied prospectively to intangible assets acquired after the effective date. This guidance could have a material effect on our consolidated financial statements if we make future acquisitions.

In March 2009, the FASB issued amended guidance related to the accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. The guidance requires that an asset or liability arising from a contingency in a business combination be recognized at fair value if fair value can be reasonably determined. If the fair value cannot be reasonably determined, the asset or liability should be accounted for in accordance with other GAAP, specifically the current accounting guidance related to accounting for contingencies. This guidance requires that assets and liabilities arising from contingencies be subsequently measured and accounted for using a systematic and rational basis depending on their nature. The amended guidance is effective for acquisitions that occur on January 1, 2009 or later. We did not make any acquisitions during 2009. This guidance could have a material effect on our consolidated financial statements if we make future acquisitions.

In April 2009, the FASB issued amended guidance which identifies the factors that a reporting entity should evaluate to determine whether there has been a significant decrease in the volume and level of activity for an asset or liability when compared with normal market activity for the asset or liability and factors to consider related to whether a transaction is orderly. When there has been a significant decrease in the volume of activity or the transaction is not orderly, a significant adjustment to the transaction or quoted prices may be necessary to estimate fair value in accordance with the accounting guidance for fair value measurements. This amended guidance is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for the quarter ended after March 15, 2009. This guidance does not have a material impact on our consolidated financial statements.

In June 2009, the FASB issued amended guidance on the consolidation of variable interest entities. The intent of this guidance is to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. The new guidance will require us to perform ongoing reassessments of whether we are the primary beneficiary of a variable interest entity. This guidance is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. We have not determined the impact that this guidance will have on our consolidated financial statements.

In September 2009, the FASB ratified the Emerging Issues Task Force's amended guidance on accounting for revenue arrangements with multiple deliverables. The amended guidance allows the use of an estimated selling price for the undelivered units of accounting in transactions in which vendor-specific objective evidence (VSOE) or third-party evidence (TPE) does not exist. The amended guidance no longer allows the use of the residual method when allocating arrangement consideration between the delivered and undelivered units of accounting if VSOE and TPE of selling price does not exist for all units of accounting. Entities are required to estimate the selling price of the deliverables, when VSOE and TPE are not available, and then allocate the consideration based on the relative selling prices of the deliverables. This guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning after June 15, 2010 and should be applied on a prospective basis. We have not determined the impact that this guidance will have on our consolidated financial statements.

In September 2009, the FASB updated the Codification to provide further guidance on how to measure the fair value of a liability. The updated guidance sets forth the types of valuation techniques to be used to value a liability when a quoted price in an active market for the identical liability is not available. It clarifies that a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. It clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The update is effective for the first reporting period (including interim periods) beginning after issuance. This guidance does not have a material impact on our consolidated financial statements.

RESULTS OF OPERATIONS

In general, this discussion is related to the results of our continuing operations, except for discussions regarding our cash flows (which also include the results of our discontinued operations). Unless otherwise indicated, references in this discussion to 2009, 2008 and 2007 are to our fiscal years ended December 31, 2009, 2008 and 2007, respectively. Additionally, any references to the first, second, third or fourth quarters are to the three months ended March 31, June 30, September 30 and December 31, respectively, for the year being discussed. During 2008, we determined we have two reportable segments, "broadcast" and "other operating divisions" that are disclosed separately from our corporate activities. We have restated prior period information to reflect FASB accounting guidance related to convertible debt instruments that may be settled in cash conversion and guidance for the recognition of noncontrolling interest in our consolidated financial statements. See the *Recent Accounting Pronouncements* section in the Notes to our Consolidated Financial Statements for more information.

BROADCAST SEGMENT

Operating Data

The following table sets forth certain of our operating data from continuing operations for the years ended December 31, 2009, 2008 and 2007 (in millions). For definitions of terms, see the footnotes to the table in *Item 6. Selected Financial Data.*

	Years Ended December 31,					
		2009		2008		2007
Net broadcast revenues	**$**	**554.6**	$	639.2	$	622.6
Revenues realized from station barter arrangements		**58.2**		59.9		61.8
Other operating divisions revenues		**43.7**		55.4		33.7
Total revenues		**656.5**		754.5		718.1
Station production expenses		**142.4**		159.0		148.7
Station selling, general and administrative expenses		**122.8**		136.1		140.0
Expenses recognized from station barter arrangements		**48.1**		53.3		55.7
Depreciation and amortization		**138.4**		147.6		157.2
Gain on asset exchange		**(4.9)**		(3.2)		—
Other operating divisions expenses		**45.5**		60.0		33.0
Corporate general and administrative expenses		**25.6**		26.3		24.3
Impairment of goodwill and broadcast licenses		**249.8**		463.9		—
Operating (loss) income	**$**	**(111.2)**	$	(288.5)	$	159.2
Net (loss) income attributable to Sinclair Broadcast Group	**$**	**(135.7)**	$	(246.5)	$	19.0

Broadcast Revenues

The following table presents our revenues from continuing operations, net of agency commissions, for the three years ended December 31, 2009, 2008 and 2007 (in millions):

							Percent Change	
		2009		2008		2007	'09 vs. '08	'08 vs. '07
Local revenues:								
Non-political	**$**	**410.2**	$	431.4	$	431.2	(4.9%)	0.1%
Political		**2.3**		11.0		1.3	(a)	(a)
Total local		**412.5**		442.4		432.5	(6.8%)	2.3%
National revenues:								
Non-political		**137.5**		166.7		186.4	(17.5%)	(10.6%)
Political		**4.6**		30.1		3.7	(a)	(a)
Total national		**142.1**		196.8		190.1	(27.8%)	3.5%
Total net broadcast revenues	**$**	**554.6**	$	639.2	$	622.6	(13.2%)	2.7%

(a) Political revenue is not comparable from year to year due to the cyclicality of elections. See *Political Revenues* below for more information.

Our largest categories of advertising and their approximate percentages of 2009 net time sales, which includes the advertising portion of our local and national revenues, were professional services (15.9%), automotive (15.2%), schools (8.1%), fast food (7.4%), paid programming (6.0%) and retail-department stores (5.4%). No other advertising category accounted for more than 5.0% of our net time sales in 2009. No advertiser accounted for more than 1.0% of our consolidated revenue in 2009. We conduct business with thousands of advertisers.

Our primary types of programming and their approximate percentages of 2009 net time sales were syndicated programming (41.1%), network programming (25.7%), news (17.1%), direct advertising programming (8.3%) and sports programming (7.8%).

From a network affiliate perspective, the following table sets forth our affiliate percentages of net time sales for the years ended December 31, 2009 and 2008:

	# of Stations	Percent of Net Time Sales for the Twelve Months Ended December 31,		Net Time Sales Percent Change	
		2009	2008	'09 vs. '08	'08 vs. '07
FOX	20	**45.0%**	44.6%	(19.0%)	3.8%
ABC	9	**20.0%**	21.6%	(25.6%)	1.4%
MyNetworkTV	17	**18.9%**	17.5%	(13.1%)	(3.8%)
The CW	9	**12.4%**	12.8%	(22.0%)	(5.0%)
CBS	2	**2.8%**	2.7%	(16.9%)	37.2%
NBC	1	**0.7%**	0.7%	(21.9%)	8.3%
Digital (a)	5	**0.2%**	0.1%	22.3%	(28.6%)
Total	63				

(a) We broadcast programming on a second digital signal as follows: Three television stations are broadcasting MyNetworkTV programming and this*TV*, independent programming; one television station is broadcasting Estrella TV, a Spanish-language television network; and one television station is broadcasting this*TV*.

Net Broadcast Revenues. From a revenue category standpoint, 2009 when compared to 2008 was impacted by decreases in virtually all of the advertising sectors. However, during the later half of the year, we did see a positive trend in increased advertising spending which continued through the end of the year. Services was our largest category in 2009; however, during the fourth quarter we began to see a trend back towards the historical norm of automotive advertising representing our largest category as automotive dealers and manufacturers increased spending. During 2009, automotive revenues were helped by the government's "Cash for Clunkers" program, however, our net times sales from the automotive sector were still down 33.6% for 2009 compared to 2008.

From 2007 to 2008, non-political local revenues remained static while non-political national revenues decreased. Revenues were affected by negative financial and economic conditions, especially in the latter part of 2008, which resulted in smaller advertising budgets. The negative economic effects were partially offset by favorable increases in revenues from retransmission consent agreements, revenues related to our 2008 acquisition of KFXA-TV in Cedar Rapids, Iowa and KGAN-TV which was previously accounted for as an outsourcing agreement and FOX's broadcasting of the Super Bowl in 2008.

Political Revenues. Political revenues, which include time sales from political advertising, decreased by $34.2 million to $6.9 million for 2009 when compared to 2008. Political revenues are typically lower in non-election years such as 2009 and were especially robust in 2008 because of the presidential election. In 2009, however, we earned political revenue related to health care and state-related issues. With the absence of an election year, 2007 political revenues were only $5.0 million. Accordingly, we expect political revenues to increase in 2010 from 2009 levels.

Local Revenues. Excluding political revenues, our local broadcast revenues which include local times sales, retransmission revenues, network compensation and other local revenues, were down $21.2 million for 2009, compared to 2008. This decrease was primarily due to negative financial and economic conditions which impeded 2009 advertising spending levels, as well as, a decrease due to a change in networks for the Super Bowl programming from FOX to NBC. These decreases were offset by an increase in revenues from retransmission consent agreements with MVPDs. During the fourth quarter, we did begin to see favorable trends in advertising spending. Excluding political revenues, our local broadcast revenues were down $0.2 million for 2008, compared to 2007. The end of 2008 was also impacted by negative financial and economic conditions. This decrease was offset by an increase in revenues from retransmission consent agreements with MVPDs.

National Revenues. Excluding political revenues, our national broadcast revenues, which include national time sales and other national revenues, were down $29.2 million for 2009, when compared to 2008. This decrease was partially due to negative financial and economic conditions which impeded 2009 advertising spending levels. Excluding political revenues, our national broadcast revenues were down $19.7 million for 2008 when compared to 2007. Over the past few years, national revenues have trended downwards. We believe this trend represents a shift in the way national advertising dollars are being spent and we believe this trend will continue in the future. Advertisers in major categories are shifting significant portions of their advertising budgets away from spot television into non-traditional media, in-store promotions and product placement in network shows. Automotive decreases were due to automotive companies reducing 2009 advertising budgets as a result of the extreme detrimental market conditions in their industry as well as the overall economy and shifting advertising to specific markets.

Broadcast Expenses

The following table presents our significant operating expense categories for the three years ended December 31, 2009, 2008 and 2007 (in millions):

	2009	2008	2007	Percent Change (Increase/(Decrease)) '09 vs. '08	Percent Change (Increase/(Decrease)) '08 vs. '07
Station production expenses	**$ 142.4**	$ 159.0	$ 148.7	(10.4%)	6.9%
Station selling, general and administrative expenses	**$ 122.8**	$ 136.1	$ 140.0	(9.8%)	(2.8%)
Amortization of program contract costs and net realizable value adjustments	**$ 73.1**	$ 84.4	$ 96.4	(13.4%)	(12.4%)
Corporate general and administrative expenses	**$ 8.6**	$ 7.3	$ 6.3	17.8%	15.9%
Gain on asset exchange	**$ 4.9**	$ 3.2	$ —	53.1%	100.0%
Impairment of goodwill and broadcast licenses	**$ 249.6**	$ 462.3	$ —	(46.0%)	100.0%

In general, we have continued to put cost cutting initiatives into action including reductions in staffing levels, which have resulted in overall decreases to our station expenses when compared to the prior year.

Station production expenses. Station production expenses for 2009 decreased compared to 2008. This decrease was primarily due to lower compensation expense of $5.8 million. Electric expenses decreased $4.0 million in 2009 compared to 2008 due to the digital signal conversion in June 2009, resulting in the reduction of analog transmission electricity cost. Additionally, promotional advertising was lower by $3.6 million related to our revised media spending plan. When appropriate, we have made an effort to reduce cash outlays for expenses by utilizing trade transactions.

Station production expenses for 2008 increased compared to 2007. In February 2008, we acquired KFXA-TV in Cedar Rapids and KFXA-TV discontinued operating KGAN-TV, our other Cedar Rapids station, under an outsourcing agreement. As a result, our station production expenses increased $4.3 million. Additionally, compensation expense increased $6.3 million, rating service fees increased $1.5 million primarily due to contract renegotiations and electric expenses increased $0.7 million due to higher electricity market rates. These increases were partially offset by a decrease of costs related to our LMAs and outsourcing agreements of $0.7 million due to lower payments to our outsourcing partners caused by reduced station performance in 2008.

Station selling, general and administrative expenses. Station selling, general and administrative expenses decreased for 2009 compared to 2008. This decrease was primarily due to lower compensation expense of $2.9 million and local commissions and national rep commissions savings of $5.5 million and $3.7 million, respectively, due to lower revenues in 2009 compared to 2008.

Station selling, general and administrative expenses decreased for 2008 compared to 2007. This decrease was primarily due to decreases in compensation expense of $5.8 million, local commissions of $1.1 million due to fewer account executives, and decreased bad debt expense of $0.8 million due to improved collection efforts. These decreases were partially offset by additional costs of $2.8 million related to Cedar Rapids and an increase in health care costs of $1.0 million due to higher health care payments related to higher claims.

We expect 2010 station production and station selling, general and administrative expenses, excluding barter, to trend higher than our 2009 results.

Amortization of program contract costs and net realizable value adjustments. The amortization of program contract costs decreased during 2009 compared to 2008 and 2008 compared to 2007 primarily due to a decrease in write-downs of our program contract costs and program amortization. Write downs of our program contract costs were $2.6 million, $9.4 million and $17.2 million during 2009, 2008 and 2007, respectively. In the past few years, we have seen a move to less expensive barter and short-term program contracts which result in lower contract cost amortization. We expect program contract amortization to trend lower in 2010 compared to 2009.

Corporate general and administrative expenses. Corporate general and administrative expenses allocated to the broadcast segment include, among other things, corporate departmental compensation expenses, health and other insurance, rent, communication, consulting fees, legal fees and strategic development initiatives. Broadcast segment departments include finance, technology, sales and traffic, engineering, operations and purchasing. Corporate general and administrative expenses increased during 2009 compared to 2008 primarily due to higher health care costs. Corporate general and administrative expenses increased during 2008 compared to 2007 primarily due to compensation expense.

We expect corporate overhead expenses to increase in 2010 compared to 2009.

Gain on asset exchange. During 2009 and 2008, we recognized a non-cash gain of $4.9 million and $3.2 million, respectively, from the exchange of equipment under agreements with Sprint Nextel Corporation and in association with the FCC's decision to allow Sprint Nextel Corporation to utilize our vacated analog spectrum in exchange for the new digital equipment.

Impairment of goodwill, broadcast licenses and other assets. Due to the severity of the economic downturn and the decrease of our market capitalization, we tested our goodwill and broadcast licenses for impairment during the first quarter of 2009. We also completed our annual test of goodwill and broadcast licenses for impairment in fourth quarter 2009, 2008 and 2007. See *Note 4. Goodwill, Broadcast Licenses and Other Intangible Assets*, in the Notes to our Consolidated Financial Statements. During 2009, we recorded impairments of $164.2 million and $80.4 million related to our goodwill and broadcast licenses, respectively. During 2008, we recorded impairments of $270.4 million and $191.8 million related to our goodwill and broadcast licenses, respectively. No impairment was recorded in 2007.

OTHER OPERATING DIVISIONS SEGMENT REVENUE AND EXPENSE

The following table presents our other operating divisions segment revenue and expenses related to G1440 Holdings, Inc. (G1440), an information technology staffing, consulting and software development company; Acrodyne Communications, Inc. (Acrodyne), a manufacturer of television transmissions systems, Triangle Signs & Services, LLC (Triangle), a sign designer and fabricator, Alarm Funding Associates, LLC. (Alarm Funding), a regional security alarm operating and bulk acquisition company, and real estate ventures for the years ended December 31, 2009, 2008, and 2007 (in millions):

	For the years ended December 31,			Percent Change	
	2009	**2008**	**2007**	**'09 vs. '08**	**'08 vs. '07**
Revenues:					
G1440	**$ 6.7**	$ 10.9	$ 9.4	(38.5%)	16.0%
Acrodyne	**$ 4.2**	$ 7.7	$ 4.4	(45.5%)	75.0%
Triangle	**$ 20.4**	$ 28.9	$ 19.2	(29.4%)	50.5%
Alarm Funding	**$ 6.7**	$ 2.7	$ 0.1	148.1%	2,600.0%
Real Estate Ventures	**$ 5.7**	$ 5.2	$ 0.6	9.6%	766.7%
Expenses: (a)					
G1440	**$ 8.5**	$ 11.4	$ 9.9	(25.4%)	15.2%
Acrodyne	**$ 6.8**	$ 9.5	$ 6.3	(28.4%)	50.8%
Triangle	**$ 20.6**	$ 27.0	$ 16.9	(23.7%)	59.8%
Alarm Funding	**$ 5.8**	$ 2.9	$ 0.1	100.0%	2,800.0%
Real Estate Ventures	**$ 8.4**	$ 13.6	$ 1.3	(38.2%)	946.2%

(a) Comprises total expenses of the entity including other operating divisions expenses, depreciation and amortization and applicable other income (expense) items such as interest expense.

G1440 and Acrodyne continued to have lower revenues and expenses due to a decline in demand for their products and services throughout 2009. G1440 was sold in fourth quarter 2009 and Acrodyne closed its business September 30, 2009, which further resulted in decreased revenues and expenses for the year.

The increases in Alarm Funding's results are primarily due to the acquisition of new alarm monitoring contracts and the expansion of sales efforts. The decreases in Triangle's 2009 results are primarily due to a decline in order volume driven by the economic downturn particularly in the retail sector.

Due to the continued weakening of the real estate market, we have seen a delay in revenue growth from both our consolidated and unconsolidated (noted below) real estate ventures. As of December 31, 2009, we held $52.0 million of real estate for development and sale and $52.3 million in equity method investments in real estate ventures.

Income (Loss) from Equity and Cost Method Investments. Results of our equity and cost method investments in private investment funds and real estate ventures are included in income (loss) from equity and cost method investments in our consolidated statements of operations. During 2009, we recorded income of $0.4 million primarily related to certain private investment funds. During 2008, we recorded a loss of $1.0 million related to certain private investment funds and a loss of $2.8 million related to our real estate ventures. The losses were partially offset by a distribution of $0.7 million from a direct investment in a privately held small business. During 2007, we recorded income of $0.5 million related to certain private investment funds. This income was offset by an impairment of $1.0 million related to one of our direct investments in a privately held small business.

CORPORATE AND UNALLOCATED EXPENSES

	2009	2008	2007	Percent Change (Increase/(Decrease)) '09 vs. '08	'08 vs. '07
Corporate general and administrative expenses	$ **16.0**	$ 17.7	$ 17.3	(9.6%)	2.3%
Interest expense	$ **78.5**	$ 86.6	$ 101.7	(9.4%)	(14.8%)
Gain (loss) from extinguishment of debt	$ **18.5**	$ 5.5	$ (30.7)	236.4%	117.9%
Income tax benefit (provision)	$ **32.5**	$ 121.4	$ (16.2)	(73.2%)	849.4%

Corporate general and administrative expenses. Unallocated corporate general and administrative expenses represent the costs to operate our corporate headquarters location. Corporate departments include executive, treasury, accounting, human resources, corporate relations and legal.

Corporate general and administrative expenses decreased during 2009 when compared to 2008 primarily due to lower compensation expense including stock based awards of $1.7 million due to cost cutting efforts.

We expect corporate general and administrative expenses to increase in 2010 compared to 2009.

Interest expense. Interest expense has been decreasing since 2004, primarily due to debt refinancings we have undertaken. A continued decrease in LIBOR lowered interest expense in 2009 on our Revolving Credit Facility and Term Loans under our Bank Credit Agreement. In addition, open market purchases during the first half of 2009 of our 6.0% Debentures, 4.875% Notes and 3.0% Notes and partial extinguishment of the 3.0% Notes and 4.875% Notes pursuant to tender offers closed in fourth quarter 2009 lowered interest expense in 2009. In fourth quarter 2009, as part of a comprehensive debt refinancing, we issued new 9.25% Notes and an amended and restated our Bank Credit Agreement (discussed below in *Liquidity and Capital Resources*). We expect interest expense to increase in 2010 compared to 2009. The decrease in interest expense in 2008 compared to 2007 was primarily due to the partial redemption of the 8.0% Notes, 6.0% Debentures, and 4.875% Notes and a decrease in LIBOR, which lowered interest expense on our Revolving Credit Facility and Term Loans.

Gain from extinguishment of debt. Pursuant to tender offers, we redeemed $266.6 million and $106.5 million face value of the 3.0% Notes and 4.875% Notes, respectively, resulting in a gain of $0.4 million and $0.2 million, respectively, from extinguishment of debt. We repurchased, in the open market, $1.0 million face value of the 6.0% Debentures and $50.7 million face value of the 3.0% Notes, resulting in a gain of $0.4 million and $18.5 million, respectively from extinguishment of debt.

During 2008, we repurchased, in the open market, $38.7 million face value of the 8.0% Notes, $18.1 million face value of the 6.0% Debentures and $6.5 million face value of the 4.875% Notes, resulting in a gain of $5.5 million from extinguishment of debt.

During 2007, we partially redeemed $354.9 million face value of the 8.0% Notes and redeemed $307.4 million face value of 8.75% Senior Subordinated Notes, due 2011 (the 8.75% Notes), resulting in a loss of $30.7 million from extinguishment of debt.

Income tax (provision) benefit. The 2009 income tax benefit for our pre-tax loss from continuing operations (including the effects of the noncontrolling interest) of $168.1 million resulted in an effective tax rate of 19.3%. The 2008 income tax benefit for our pre-tax loss from continuing operations (including the effects of the noncontrolling interest) of $367.8 million resulted in an effective tax rate of 33.0%. The decrease in the effective tax rate benefit from 2008 to 2009 is primarily attributable to more impairments in 2009 relating to assets that are not deductible for income tax purposes.

As of December 31, 2009, we had a net deferred tax liability of $169.9 million as compared to a net deferred tax liability of $195.0 million as of December 31, 2008. The decrease primarily relates to: 1) a decrease in net deferred tax liabilities associated with book and tax differences attributable to the amortization and impairment of intangible and FCC license assets and 2) an increase in deferred tax assets associated with the generation of 2009 federal net operating losses; partially offset by an increase in deferred tax liabilities associated with book and tax differences attributable to contingent convertible debt instruments.

The 2008 income tax benefit for our pre-tax loss from continuing operations (including the effects of the noncontrolling interest) of $367.8 million resulted in an effective tax rate of 33.0%. The 2007 income tax provision for our pre-tax income from continuing operations of $32.9 million resulted in an effective tax rate of 49.2%. The decrease in the absolute value of the effective tax rate from 2007 to 2008 is primarily attributable to a number of discrete items driving the 2007 income tax provision.

As of December 31, 2008, we had a net deferred tax liability of $195.0 million as compared to a net deferred tax liability of $315.3 million as of December 31, 2007. The decrease primarily relates to a decrease in net deferred tax liabilities associated with book and tax differences attributable to the amortization and impairment of intangible and FCC license assets.

As of December 31, 2009, we had $26.1 million of gross unrecognized tax benefits. Of this total, $15.0 million (net of federal effect on state tax issues) and $6.8 million (net of federal effect on state tax issues) represent the amounts of unrecognized tax benefits that, if recognized, would favorably affect our effective tax rates from continuing operations and discontinued operations, respectively. As of December 31, 2008, we had $26.1 million of gross unrecognized tax benefits. Of this total, $14.7 million (net of federal effect on state tax issues) and $6.9 million (net of federal effect on state tax issues) represent the amounts of unrecognized tax benefits that, if recognized, would favorably affect our effective tax rates from continuing operations and discontinued operations, respectively. See *Note 9. Income Taxes* in the Notes to our Consolidated Financial Statements for further information.

We recognized $1.1 million and $1.4 million of income tax expense for interest related to uncertain tax positions for the years ended December 31, 2009 and 2008, respectively.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2009, we had $23.2 million in unrestricted cash and cash equivalent balances and working capital of approximately $23.1 million. Cash generated by our operations and availability under the Revolving Credit Facility are used as our primary source of liquidity. As of December 31, 2009, we had $135.9 million of borrowing capacity available on our Revolving Credit Facility. We anticipate that cash flow from our operations and borrowing capacity under the Revolving Credit Facility will be sufficient to satisfy our debt service obligations, capital expenditure requirements, working capital needs and certain committed strategic investments.

On October 8, 2009, we commenced tender offers to purchase for cash any and all of the outstanding 3.0% Notes and 4.875% Notes at a purchase price of $980 per $1,000 principal amount, plus accrued and unpaid interest, to, but excluding, the settlement date. The tender offers expired on November 5, 2009. The tender offers were conditioned on, among other things, receipt of sufficient proceeds from the unregistered, private placement of the 9.25% Notes discussed below, to fund the tender offers and an amendment of our 2006 Bank Credit Agreement to allow the issuance of the 9.25% Notes. Approximately $266.6 million and $106.5 million principal amount of the 3.0% Notes and 4.875% Notes, respectively, were tendered and purchased.

On October 29, 2009, we issued $500.0 million aggregate principal amount of the 9.25% Notes that mature on November 1, 2017, pursuant to an indenture, dated as of October 29, 2009 (the Indenture). The 9.25% Notes were priced at 97.264% of their par value and accrue interest at a rate of 9.25% beginning on the issue date. Interest on the 9.25% Notes will be paid on May 1 and November 1 of each year, beginning May 1, 2010. Prior to November 1, 2013, we may redeem the 9.25% Notes in whole, but not in part, at any time or from time to time at a price equal to 100% of the principal amount of the 9.25% Notes plus accrued and unpaid interest, plus a "make-whole premium" as set forth in the Indenture. Beginning on November 1, 2013, we may redeem some or all of the 9.25% Notes at any time or from time to time at the redemption prices set forth in the Indenture. In addition, on or prior to November 1, 2012, we may redeem up to 35.0% of the 9.25% Notes using the proceeds of certain equity offerings. Upon the sale of certain of our assets or certain changes of control, the holders of the 9.25% Notes may require us to repurchase some or all of the 9.25% Notes.

The net proceeds from the offering of the 9.25% Notes were used to fund the tender offers for our 3.0% Notes and 4.875% Notes, to pay amounts outstanding under the 2006 Bank Credit Agreement and to pay fees and expenses related to the amendment and restatement of the 2006 Bank Credit Agreement, as discussed below, and the transactions we entered into, as contemplated by the non-binding Memorandum of Understanding (the MOU) with Cunningham Broadcasting Corporation (Cunningham) discussed in Note 11, *Related Party Transactions* in the Notes to our Consolidated Financial Statements. We held $435.5 million of the net proceeds from the offering in a cash collateral account until November 9, 2009 when $265.1 million and

$106.0 million were released to fund the purchase of a portion of the 3.0% Notes and 4.875% Notes, respectively, pursuant to the tender offers. As of December 31, 2009, we held $64.4 million in a restricted cash collateral account to be used to repurchase the 3.0% Notes or 4.875% Notes remaining after consummation of the tender offers, prior to or upon exercise of the put rights by the holders of such notes in May 2010 and January 2011, respectively. Any unused funds held in the cash collateral account will be released to us to be used for general corporate purposes.

Concurrently with the closing of the offering of the 9.25% Notes, we entered into a new Bank Credit Agreement (the Bank Credit Agreement) by amending and restating the 2006 Bank Credit Agreement. The final terms of the Bank Credit Agreement are set forth below. The closing of the offering and the consummation of the tender offers were both conditioned upon closing of the Bank Credit Agreement. The Bank Credit Agreement includes the following facilities:

- A new six-year term loan facility (Term Loan B) of $330.0 million, the net proceeds of which were used to prepay the outstanding term loans and a portion of the Revolving Credit Facility under the Bank Credit Agreement. The Term Loan B initially bears interest at LIBOR plus 4.50% with a 2.0% LIBOR floor and principal amortizes at a rate of 0.25% per quarter commencing on March 31, 2011, continuing until the scheduled final payment on October 29, 2015 with 95.25% due at maturity or upon earlier termination of the Term Loan B pursuant to the terms in the Bank Credit Agreement. We have the right to prepay the Term Loan B at any time without prepayment penalty.

- An amended and restated Revolving Credit Facility under which, $60.5 million in prior commitments remained in place under the prior pricing, which as of December 31, 2009 was LIBOR plus 1.25% and will mature June 2011. In addition, $75.4 million in prior commitments were extended until December 31, 2013 at an initial December 31, 2009 price of LIBOR plus 4.00% with a 2.0% LIBOR floor. We have the right to prepay the Revolving Credit Facility at any time without prepayment penalty.

- Provision for one or more incremental term loans, which may be drawn upon from time to time to meet working capital needs.

On January 26, 2010, we commenced tender offers to purchase for cash any and all of the outstanding 3.0% Notes and 4.875% Notes at 100% of the face value of such notes. The tender offers expired February 23, 2010 and approximately $12.3 million and $14.3 million principal amount of the 3.0% Notes and 4.875% Notes, respectively, were tendered and purchased.

We filed a $500.0 million universal shelf registration statement with the SEC which became effective April 22, 2009. We may use the universal shelf registration statement to issue common and preferred equity, debt securities and securities convertible into equity.

Debt Ratings

Our ability to finance working capital needs, capital expenditures and general corporate needs from the public and private markets, as well as the associated cost of funding is dependent, in part, on our credit ratings. As of the filing date, our credit ratings, as assigned by Moody's Investor Services (Moody's) and Standard & Poor's Ratings Services (S&P) were:

	Moody's	S&P
Corporate Credit	B2	B
Senior Subordinated Notes	Caa1	CCC+
4.875% and 3.0% Notes	Caa1 (a)	CCC+ (b)
9.25% Notes	B2	B-
Bank Credit Agreement	Ba2	BB-

(a) The 3.0% Notes have not been rated by Moody's; this rating reflects the rating for the 4.875% Notes.

(b) The 4.875% Notes have not been rated by S&P; this rating reflects the rating for the 3.0% Notes.

Cunningham Bank Credit Facility

Cunningham, one of our consolidated VIEs, held a $33.5 million term loan facility originally entered into on March 20, 2002, with an unrelated third party. Primarily all of Cunningham's assets are collateral for its term loan facility, which is non-recourse to us. On June 5, 2009, the administrative agent under Cunningham's bank credit facility declared an event of default under the facility for failure to timely deliver certain annual financial statements as required. As of such date, a rate of interest of LIBOR plus 5%, which rate includes a 2% default rate of interest, was instituted on all outstanding borrowings under the Cunningham bank credit facility. On June 30, 2009, the default was waived and the termination date of the Cunningham bank credit facility was extended to July 31, 2009, subject to certain conditions, including maintaining the default interest rate. On July 31, 2009, the

Cunningham bank credit facility was further extended to October 30, 2009. The extension required that Cunningham make $0.2 million principal payments on its term loan facility as of the first day of each of August, September and October with the balance due on October 30; 2009. To avoid any potential bankruptcy of Cunningham, the lenders under Cunningham's existing credit facility indicated their willingness to replace such credit facility with a new credit facility, which was conditioned upon Cunningham's demonstration that it can repay the outstanding principal balance due under the facility within three years. The interest rate on this new bank credit facility is LIBOR plus 4.5% with a 2.0% floor. As a result, Cunningham asked us to restructure certain of its arrangements with us, including the LMAs, which negotiations led to the execution of the MOU and consummation of the transactions contemplated therein.

In accordance with the terms of the MOU, amendments and/or restatements of the following agreements between Cunningham and us were entered into on October 28, 2009: (i) the LMAs, (ii) option agreements to acquire Cunningham stock and (iii) certain acquisition or merger agreements relating to television stations owned by Cunningham (Cunningham stations). Such amendments and/or restatements were effective at the expiration of the tender offers for the 3.0% Notes and 4.875% Notes in November 2009.

In consideration of the new terms of the LMAs and other agreements and the extension options, beginning on January 1, 2010 and ending on July 1, 2012, we will be obligated to pay Cunningham the sum of approximately $29.1 million in 10 quarterly installments of $2.75 million and one quarterly payment of approximately $1.6 million, which amounts will be used to pay off Cunningham's bank credit facility and which amounts will be credited toward the purchase price for each Cunningham station purchased by us. An additional $3.9 million, approximately, will be paid in two installments on July 1, 2012 and October 1, 2012 as an additional LMA fee. The aggregate purchase price of the Cunningham stations, $78.5 million as of December 31, 2009, will be decreased by each payment made by us to Cunningham, up to $29.1 million in the aggregate, pursuant to the foregoing transactions with Cunningham as such payments are made. Beginning on January 1, 2013 we will be obligated to pay Cunningham an annual LMA fee for the television stations equal to the greater of (i) 3% of each station's annual net broadcast revenue or (ii) $5.0 million.

We will continue to reimburse Cunningham for 100% of its operating costs. In addition, we will continue to pay Cunningham a monthly payment of $50,000 through December 2012.

Pursuant to the foregoing transactions between us and Cunningham, Cunningham amended and restated its bank credit facility on October 29, 2009. See Note *5. Notes Payable and Commercial Bank Financing* in the Notes to our Consolidated Financial Statements for more information.

For the year ended December 31, 2009, Cunningham's stations provided us with approximately $80.2 million of total net revenue under the six LMAs.

Sources and Uses of Cash

The following table sets forth our cash flows for the years ended December 31, 2009, 2008 and 2007 (in millions):

	2009	2008	2007
Net cash flows from operating activities	**$ 105.4**	$ 211.8	$ 145.8
Cash flows (used in) from investing activities:			
Acquisition of property and equipment	**$ (7.7)**	$ (25.2)	$ (22.8)
Payments for acquisition of television stations	**—**	(17.1)	—
Consolidation of variable interest entity	**—**	1.3	—
Payments for acquisitions of other operating divisions companies	**—**	(53.5)	(39.1)
Increase in restricted cash	**(64.9)**	—	—
Dividends and distributions from cost method investees	**1.5**	1.6	0.6
Purchase of alarm monitoring contracts	**(12.3)**	(7.7)	—
Investments in equity and cost method investees	**(10.6)**	(42.0)	(16.4)
Proceeds from the sale of broadcast assets related to discontinued operations	**—**	—	21.0
Other	**0.2**	0.3	0.7
Net cash flows used in investing activities	**$ (93.8)**	$ (142.3)	$ (56.0)
Cash flows (used in) from financing activities:			
Proceeds from notes payable, commercial bank financing and capital leases	**$ 980.9**	$ 274.6	$ 751.6
Repayments of notes payable, commercial bank financing and capital leases	**(931.6)**	(255.6)	(840.6)
Repurchase of Class A Common Stock	**(1.5)**	(29.8)	—
Payments for deferred financing costs	**(28.8)**	(0.5)	(7.1)
Proceeds from exercise of stock options	**—**	—	13.4
Dividends paid on Class A and Class B Common Stock	**(16.0)**	(66.7)	(49.5)
Proceeds from derivative terminations	**—**	8.0	—
Purchase of subsidiary shares from noncontrolling interest	**(5.0)**	—	—
Other	**(2.8)**	(4.0)	(4.1)
Net cash flows used in financing activities	**$ (4.8)**	$ (74.0)	$ (136.3)

Operating Activities

Net cash flows from operating activities decreased during the year ended December 31, 2009 compared to the same period in 2008. The primary reasons were due to receiving $84.0 million less in cash receipts from customers net of cash payments to venders for operating expenses and working capital cash activities and receiving $14.3 million less in tax refunds. In 2009, we paid $18.2 million which represented a payment of original issuance discount associated with our 3.0% Notes. These amounts were partially offset by $11.8 million less in interest paid and $2.9 million less in tax payments in 2009.

Net cash flows from operating activities were higher for the year ended December 31, 2008 compared to the same period in 2007. The primary reasons were due to paying $24.6 million less in interest payments and receiving $14.9 million more in cash receipts from customers, net of cash payments to vendors for operating expenses and working capital cash activities. In addition, during 2008, we received $6.2 million more in tax refunds, net of tax payments.

We expect program payments to increase in 2010 compared to 2009.

Investing Activities

In 2009, we focused our cash use towards debt and stock redemptions in the first quarter and conservation of cash during the second, third and fourth quarters instead of new investment opportunities. We purchased no other operating divisions companies or television stations during 2009.

In 2009, we decreased our equity investments and capital expenditures. In addition, we increased the purchase of alarm monitoring contracts in 2009 as that business continues to grow. Finally, the increase in 2009 in restricted cash was primarily related to the cash collateral account associated with the 3.0% Notes and 4.875% Notes.

Net cash flows used in investing activities increased for the year ended December 31, 2008 compared to the same period in 2007. During 2008, we acquired Bay Creek South, LLC for $19.0 million and Jefferson Park Development, LLC for $17.1 million. During 2008, we purchased the non-television assets of KFXA-TV in Cedar Rapids, Iowa. In 2007, we received $21.0 million related to the sale of WGGB-TV in Springfield, Massachusetts and increased our equity investments. Finally, during 2008, there was an increase in capital expenditures primarily related to upgrades to HD master control systems and we began purchasing alarm monitoring contracts.

In 2010, we anticipate incurring more capital expenditures than incurred in 2009.

Financing Activities

Net cash flows used in financing activities decreased during the year ended December 31, 2009 compared to the same period in 2008. We had more debt proceeds than debt repayments in 2009 compared to 2008 primarily due to the cash required to be held in the cash collateral account associated with the 3.0% Notes and 4.875% Notes. In addition, the volume of proceeds and repayment activity was greater in 2009 compared to 2008 as well as the payments made for deferred financing costs due to the refinancings that occurred in the fourth quarter of 2009. Finally, during 2009, we suspended the payment of dividends and reduced the amount of Class A Common Stock purchased in order to conserve cash prior to the comprehensive debt refinancing in the fourth quarter of 2009.

Net cash flows used in financing activities decreased for the year ended December 31, 2008 compared to the same period in 2007. Debt proceeds and repayment activity was less in 2008 compared to 2007 primarily due to significant refinancings that took place in 2007 related to our 8.75% Notes, our 8.0% Notes and the issuance of the 3.0% Notes. In 2008, we also received proceeds from a derivative termination fee and in 2007, as our stock price climbed, we received more proceeds from the exercise of stock options. Finally, in 2008, we paid more towards dividends and Class A Common Stock purchases than we did in 2007 as we sought ways to effectively use our available cash.

From time to time, we may repurchase additional outstanding debt and stock on the open market. We expect to fund any repurchases with cash generated from operating activities and in some cases, borrowings under our Revolving Credit Facility. During 2009, in addition to the tender offer noted above, we repurchased on the open market $50.7 million face value of the 3.0% Notes and $1.0 million face value of the 6.0% Debentures. As of the filing date, in first quarter 2010, we repurchased through a tender offer, $14.3 million face value of the 4.875% Notes and $12.3 million face value of the 3.0% Notes.

On February 5, 2008, our Board of Directors renewed its authorization to repurchase up to $150.0 million of our Class A Common Stock on the open market or through private transactions. There are terms in the Bank Credit Agreement that restrict our repurchase of Class A Common Stock under certain conditions.

No dividends were paid for 2009. The dividends paid for 2008 and 2007 are shown below:

For the quarter ended	Quarter dividend per share	Total dividends paid	Payment date
March 31, 2008	$ 0.200	$ 17.5 million	April 14, 2008
June 30, 2008	$ 0.200	$ 17.5 million	July 14, 2008
September 30, 2008	$ 0.200	$ 17.0 million	October 14, 2008
December 31, 2008	$ 0.200	$ 16.2 million	January 12, 2009

For the quarter ended	Quarter dividend per share	Total dividends paid	Payment date
March 31, 2007	$ 0.150	$ 13.1 million	April 13, 2007
June 30, 2007	$ 0.150	$ 13.1 million	July 12, 2007
September 30, 2007	$ 0.150	$ 13.1 million	October 12, 2007
December 31, 2007	$ 0.175	$ 15.3 million	January 14, 2008

Seasonality/Cyclicality

Our operating results are usually subject to seasonal fluctuations. Usually, the second and fourth quarter operating results are higher than the first and third quarters because advertising expenditures are increased in anticipation of certain seasonal and holiday spending by consumers. The current negative financial and economic conditions have effected the usual seasonal fluctuations.

Our operating results are usually subject to fluctuations from political advertising. In even numbered years, political spending is usually significantly higher than in odd numbered years due to advertising expenditures preceding local and national elections. Additionally, every four years, political spending is elevated further due to advertising expenditures preceding the presidential election, although this trend may be disrupted due to the recession.

Contractual Obligations

We have various contractual obligations which are recorded as liabilities in our consolidated financial statements. Other items, such as certain purchase commitments and other executory contracts are not recognized as liabilities in our consolidated financial statements but are required to be disclosed. For example, we are contractually committed to acquire future programming and make certain minimum lease payments for the use of property under operating lease agreements.

The following table reflects a summary of our contractual cash obligations as of December 31, 2009 and the future periods in which such obligations are expected to be settled in cash (in thousands):

CONTRACTUAL OBLIGATIONS RELATED TO CONTINUING OPERATIONS (a)

	Total	2010	2011-2012	2013-2014	2015 and thereafter (b)
Notes payable, capital leases and commercial bank financing (c), (d), (e)	$ 1,481,159	$ 73,932	$ 498,669	$ 20,731	$ 887,827
Notes and capital leases payable to affiliates	45,499	5,669	10,446	8,624	20,760
Operating leases	15,058	2,869	4,725	3,614	3,850
Employment contracts	13,669	8,640	4,713	316	—
Film liability – active (f)	140,443	91,995	40,075	8,373	—
Film liability - future (f), (g)	70,038	9,914	44,956	15,042	126
Programming services (h)	119,213	39,326	56,281	15,409	8,197
Maintenance and support	2,093	1,745	347	1	—
Network affiliation agreements	19,331	12,824	6,507	—	—
Other operating contracts	5,736	763	1,152	747	3,074
LMA and outsourcing agreements (i)	2,597	552	1,039	398	608
Investments and loan commitments (j)	16,785	16,785	—	—	—
Total contractual cash obligations	$ 1,931,621	$ 265,014	$ 668,910	$ 73,255	$ 924,442

(a) Excluded from this table are $26.1 million of accrued unrecognized tax benefits. Due to inherent uncertainty, we can not make reasonable estimates of the amount and period payments will be made.

(b) Includes a one-year estimate of $7.5 million in payments related to contracts that automatically renew. We have not calculated potential payments for years after 2015.

(c) Includes interest on fixed rate debt and capital leases. Estimated interest on our recourse variable rate debt has been excluded. Recourse variable rate debt represents $330.0 million of our $1.4 billion total face value of debt as of December 31, 2009.

(d) The 3.0% Notes and 4.875% Notes may be put to us at par May 2010 and January 2011, respectively. The table above presents the face value of the notes in the accelerated period principal payment of the notes could be due. If the 3.0% Notes and 4.875% Notes are not put to us they would be scheduled to mature on May 2027 and July 2018.

(e) During 2009, we repurchased $317.3 million of our existing 3.0% Notes, $106.5 million of our existing 4.875% Notes, and $1.0 million of our 6.0% Debentures. As of December 31, 2009, the outstanding face amount of the 3.0% Notes, 4.875% Notes and 6.0% Debentures was $27.7 million, $37.0 million and $134.1 million, respectively.

(f) Each future periods' film liability includes contractual amounts owed, however, what is contractually owed doesn't necessarily reflect what we are expected to pay during that period. While we are contractually bound to make the payments reflected in the table during the indicated periods, industry protocol typically enables us to make film payments on a three-month lag.

(g) Future film liabilities reflect a license agreement for program material that is not yet available for its first showing or telecast and is, therefore, not recorded as an asset or liability on our balance sheet. An asset and a liability for the rights acquired and obligations incurred under a license agreement are reported on the balance sheet when the cost of each program is known or reasonably determinable, the program material has been accepted by the licensee in accordance with the conditions of the license agreement and the program is available for its first showing or telecast.

(h) Includes obligations related to rating service fees, music license fees, market research, weather and news services.

(i) Certain LMAs require us to reimburse the licensee owner their operating costs. Certain outsourcing agreements require us to pay a fee to another station for providing non-programming services. The amount will vary each month and, accordingly, these amounts were estimated through the date of the agreements' expiration, based on historical cost experience. Excluded from the table are estimated amounts due pursuant to LMAs and outsourcing agreements where we consolidate the counterparty, as well as, prepayments towards purchase options to acquire the counterparty. These amounts totaled $17.6 million, $35.1 million, $12.8 million and $9.9 million for the periods 2010, 2011-2012, 2013-2014 and 2015 and thereafter, respectively.

(j) Commitments to contribute capital or provide loans to Allegiance Capital, LP, Sterling Ventures Partners, LP and Patriot Capital II, LP.

Off Balance Sheet Arrangements

Off balance sheet arrangements as defined by the SEC means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the registrant is a party, under which the registrant has: obligations under certain guarantees or contracts; retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangements; obligations under certain derivative arrangements; and obligations arising out of a material variable interest in an unconsolidated entity. As of December 31, 2009 we do not have any material off balance sheet arrangements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates. At times we enter into derivative instruments primarily for the purpose of reducing the impact of changing interest rates on our floating rate debt and to reduce the impact of changing fair market values on our fixed rate debt. See *Note 8. Derivative Instruments* and *Note 5. Notes Payable and Commercial Bank Financing,* in the Notes to our Consolidated Financial Statements.

In October 2009, we entered into a Bank Credit Agreement by amending and restating the 2006 Bank Credit Agreement. As a result our Term Loan A and A-1 were replaced by a Term Loan B. As of December 31, 2009, we had $330.0 million outstanding under our Term Loan B, and no amount drawn on our Revolving Credit Facility. Any outstanding amounts accrue interest with a variable rate and therefore increases our risk to increases from interest rates. During 2009, the three-month LIBOR rate decreased.

We are exposed to risk from a change in interest rates to the extent we are required to refinance existing fixed rate indebtedness at rates higher than those prevailing at the time the existing indebtedness was incurred. Based on the quoted market price, the fair value of the 4.875% Notes, 3.0% Notes, 8.0% Notes, 6.0% Debentures and 9.25% Notes combined was $914.0 million as of December 31, 2009. We estimate that adding 1.0% to prevailing interest rates would result in a decrease in fair value of these notes by $35.5 million as of December 31, 2009. Generally, the fair market value of these notes will decrease as interest rates rise and increase as interest rates fall. During 2009, our notes were acutely affected by the heightened liquidity risk prevailing in the market place and our ability to refinance debt. After our successful fourth quarter 2009 debt refinancing, the fair market values of our notes increased from December 31, 2008 levels.

Under certain circumstances, we will pay contingent cash interest to the holder of the 3.0% Notes and the 4.875% Notes commencing on May 10, 2010 and January 15, 2011, respectively. The contingent cash interest feature for both issuances are embedded derivatives which have negligible fair values. Our 4.875% Notes and 3.0% Notes have put option features and were partially tendered in November 2009.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the design and effectiveness of our disclosure controls and procedures and our internal control over financial reporting as of December 31, 2009.

The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The term "internal control over financial reporting," as defined in Rules 13a-15d-15(f) under the Exchange Act, means a process designed by, or under the supervision of our Chief Executive and Chief Financial Officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (GAAP) and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that our receipts and expenditures are being made in accordance with authorizations of management or our Board of Directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material adverse effect on our financial statements.

Assessment of Effectiveness of Disclosure Controls and Procedures

Based on the evaluation of our disclosure controls and procedures as of December 31, 2009, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that, as of December 31, 2009, our internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2009, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

Management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management's override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

As of December 31,		2009		2008 (See Note 1)
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents	$	23,224	$	16,470
Current portion of restricted cash		27,667		—
Accounts receivable, net of allowance for doubtful accounts of $2,932 and $3,327, respectively		106,792		107,376
Affiliate receivable		69		65
Current portion of program contract costs		43,741		55,751
Income taxes receivable		8,073		2,334
Prepaid expenses and other current assets		6,130		9,453
Deferred barter costs		2,825		2,654
Deferred tax assets		7,277		9,022
Total current assets		225,798		203,125
PROGRAM CONTRACT COSTS, less current portion		16,417		27,548
PROPERTY AND EQUIPMENT, net		296,227		336,964
RESTRCITED CASH, less current portion		37,216		—
GOODWILL		660,017		824,188
BROADCAST LICENSES		51,988		132,422
DEFINITE-LIVED INTANGIBLE ASSETS, net		193,405		205,743
OTHER ASSETS		116,653		86,417
Total assets	$	1,597,721	$	1,816,407
LIABILITIES AND EQUITY (DEFICIT)				
CURRENT LIABILITIES:				
Accounts payable	$	3,746	$	4,817
Accrued liabilities		60,523		79,584
Current portion notes payable, capital leases and commercial bank financing		40,632		67,066
Current portion of notes payable and capital leases payable to affiliates		2,995		2,845
Current portion of program contracts payable		91,995		91,366
Deferred barter revenues		2,810		2,657
Total current liabilities		202,701		248,335
LONG-TERM LIABILITIES:				
Notes payable, capital leases and commercial bank financing, less current portion		1,297,964		1,261,506
Notes payable and capital leases to affiliates, less current portion		24,717		30,861
Program contracts payable, less current portion		48,448		81,315
Deferred tax liabilities		177,219		204,051
Other long-term liabilities		48,894		49,039
Total liabilities		1,799,943		1,875,107
EQUITY (DEFICIT):				
SINCLAIR BROADCAST GROUP SHAREHOLDERS' EQUITY (DEFICIT):				
Class A Common Stock, $.01 par value, 500,000,000 shares authorized, 47,375,437 and 46,510,647 shares issued and outstanding, respectively		474		465
Class B Common Stock, $.01 par value, 140,000,000 shares authorized, 32,453,859 and 34,453,859 shares issued and outstanding, respectively, convertible into Class A Common Stock		325		345
Additional paid-in capital		605,340		605,865
Accumulated deficit		(813,876)		(678,182)
Accumulated other comprehensive loss		(4,213)		(3,495)
Total Sinclair Broadcast Group shareholders' deficit		(211,950)		(75,002)
Noncontrolling interest		9,728		16,302
Total deficit		(202,222)		(58,700)
Total liabilities and equity (deficit)	$	1,597,721	$	1,816,407

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands, except per share data)

	2009	2008	2007
		(See Note 1)	(See Note 1)
REVENUES:			
Station broadcast revenues, net of agency commissions	**$ 554,597**	$ 639,163	$ 622,643
Revenues realized from station barter arrangements	**58,182**	59,877	61,790
Other operating divisions revenues	**43,698**	55,434	33,667
Total revenues	**656,477**	754,474	718,100
OPERATING EXPENSES:			
Station production expenses	**142,415**	158,965	148,707
Station selling, general and administrative expenses	**122,833**	136,142	140,026
Expenses recognized from station barter arrangements	**48,119**	53,327	55,662
Amortization of program contract costs and net realizable value adjustments	**73,087**	84,422	96,436
Other operating divisions expenses	**45,520**	59,987	33,023
Depreciation of property and equipment	**42,892**	44,765	43,147
Corporate general and administrative expenses	**25,632**	26,285	24,334
Amortization of definite-lived intangible assets and other assets	**22,355**	18,340	17,595
Gain on asset exchange	**(4,945)**	(3,187)	—
Impairment of goodwill, intangible and other assets	**249,799**	463,887	—
Total operating expenses	**767,707**	1,042,933	558,930
Operating (loss) income	**(111,230)**	(288,459)	159,170
OTHER INCOME (EXPENSE):			
Interest expense and amortization of debt discount and deferred financing costs	**(80,021)**	(87,634)	(102,228)
Interest income	**59**	743	2,228
Gain (loss) from sale of assets	**75**	66	(21)
Gain (loss) from extinguishment of debt	**18,465**	5,451	(30,716)
(Loss) gain from derivative instruments	**(97)**	999	2,592
Income (loss) from equity and cost method investments	**354**	(2,703)	601
Other income, net	**1,935**	1,653	1,506
Total other expense	**(59,230)**	(81,425)	(126,038)
(Loss) income from continuing operations before income taxes	**(170,460)**	(369,884)	33,132
INCOME TAX BENEFIT (PROVISION)	**32,512**	121,362	(16,163)
(Loss) income from continuing operations	**(137,948)**	(248,522)	16,969
DISCONTINUED OPERATIONS:			
(Loss) income from discontinued operations, net of related income tax (provision) benefit of ($350), ($358) and $270, respectively	**(81)**	(141)	1,219
Gain from discontinued operations, net of related income tax provision of $0, $0 and $489, respectively	**—**	—	1,065
NET (LOSS) INCOME	**(138,029)**	(248,663)	19,253
Net loss (income) attributable to the noncontrolling interest	**2,335**	2,133	(279)
NET (LOSS) INCOME ATTRIBUTABLE TO SINCLAIR BROADCAST GROUP	**$ (135,694)**	$ (246,530)	$ 18,974
Dividends declared per share	**$ —**	$ 0.800	$ 0.625
BASIC AND DILUTED (LOSS) EARNINGS PER COMMON SHARE ATTRIBUTABLE TO SINCLAIR BROADCAST GROUP:			
(Loss) earnings per share from continuing operations	**$ (1.70)**	$ (2.87)	$ 0.19
Earnings per share from discontinued operations	**$ —**	$ —	$ 0.03
(Loss) earnings per share	**$ (1.70)**	$ (2.87)	$ 0.22
Weighted average common shares outstanding	**79,981**	85,794	86,991
Weighted average common and common equivalent shares outstanding	**79,981**	85,794	87,092
AMOUNTS ATTRIBUTABLE TO SINCLAIR BROADCAST GROUP COMMON SHAREHOLDERS:			
(Loss) income from continuing operations, net of tax	**$ (135,613)**	$ (246,389)	$ 16,690
(Loss) income from discontinued operations, net of tax	**(81)**	(141)	1,219
Gain from discontinued operations, net of tax	**—**	—	1,065
Net (loss) income	**$ (135,694)**	$ (246,530)	$ 18,974

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands)

	Sinclair Broadcast Group Shareholders						
	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interests (See Note 1)	Total Equity (Deficit) (See Note 1)
BALANCE, December 31, 2006	$ 476	$ 383	$ 596,667	$ (328,406)	$ (2,475)	$ 684	$267,329
Adjustment related to adoption of FIN 48, effective January 1, 2007	—	—	—	(589)	—	—	(589)
Dividends declared on Class A and Class B Common Stock	—	—	—	(54,028)	—	—	(54,028)
Class A Common Stock issued pursuant to employee benefit plans and stock options exercised	14	—	15,638	—	—	—	15,652
Class B Common Stock converted into Class A Common Stock	38	(38)	—	—	—	—	—
Equity component of 3.0% Notes, net of taxes	—	—	17,465	—	—	—	17,465
Issuance of subsidiary stock awards	—	—	—	—	—	1,463	1,463
Contributions from noncontrolling interest	—	—	—	—	—	641	641
Tax benefit of nonqualified stock options exercised	—	—	1,851	—	—	—	1,851
Amortization of net periodic pension benefit costs	—	—	—	—	544	—	544
Net income	—	—	—	18,974	—	279	19,253
BALANCE, December 31, 2007	$ 528	$ 345	$ 631,621	$ (364,049)	$ (1,931)	$ 3,067	$ 269,581

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands)

	Sinclair Broadcast Group Shareholders						
	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interests (See Note 1)	Total Equity (Deficit) (See Note 1)
BALANCE, December 31, 2007	$ 528	$ 345	$ 631,621	$ (364,049)	$ (1,931)	$ 3,067	$269,581
Dividends declared on Class A and Class B Common Stock	—	—	—	(67,603)	—	—	(67,603)
Class A Common Stock issued pursuant to employee benefit plans	4	—	4,021	—	—	—	4,025
Issuance of subsidiary stock awards	—	—	—	—	—	2,479	2,479
Contributions from noncontrolling interest, net of distributions	—	—	—	—	—	10,989	10,989
Consolidation of variable interest entity	—	—	—	—	—	1,900	1,900
Tax provision on employee stock awards	—	—	(8)	—	—	—	(8)
Change in pension funded status and amortization of net periodic pension benefit costs, net of taxes	—	—	—	—	(1,564)	—	(1,564)
Repurchase of 6,722,310 shares of Class A Common Stock	(67)	—	(29,769)	—	—	—	(29,836)
Net loss	—	—	—	(246,530)	—	(2,133)	(248,663)
BALANCE, December 31, 2008	$ 465	$ 345	$ 605,865	$ (678,182)	$ (3,495)	$ 16,302	$ (58,700)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(in thousands)

	Sinclair Broadcast Group Shareholders						
	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interests (See Note 1)	Total Equity (Deficit) (See Note 1)
BALANCE, December 31, 2008	$ 465	$ 345	$ 605,865	$ (678,182)	$ (3,495)	$ 16,302	$ (58,700)
Class A Common Stock issued pursuant to employee benefit plans	4	—	1,378	—	—	—	1,382
Class B Common Stock converted into Class A Common Stock	20	(20)	—	—	—	—	—
Contribution from noncontrolling interests, net of distributions	—	—	—	—	—	26	26
Purchase of subsidiary shares from noncontrolling interest	—	—	(220)	—	—	(4,807)	(5,027)
Repurchase of 1,536,633 shares of Class A Common Stock	(15)	—	(1,439)	—	—	—	(1,454)
Removal of noncontrolling interest deficit related to disposition of other operating divisions companies	—	—	—	—	—	542	542
Tax provision on employee stock awards	—	—	(244)	—	—	—	(244)
Change in pension funded status and amortization of net periodic pension benefit costs, net of taxes	—	—	—	—	(718)	—	(718)
Net (loss) income	—	—	—	(135,694)	—	(2,335)	(138,029)
BALANCE, December 31, 2009	$ 474	$ 325	$ 605,340	$ (813,876)	$ (4,213)	$ 9,728	$ (202,222)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands)

	2009	2008 (See Note 1)	2007 (See Note 1)
Net (loss) income	**$ (138,029)**	$ (248,663)	$ 19,253
Change in pension funded status and amortization of net periodic pension benefit costs, net of taxes	**(718)**	(1,564)	544
Comprehensive (loss) income	**(138,747)**	(250,227)	19,797
Comprehensive loss (income) attributable to the noncontrolling interest	**2,335**	2,133	(279)
Comprehensive (loss) income attributable to Sinclair Broadcast Group	**$ (136,412)**	$ (248,094)	$ 19,518

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands)

	2009	2008	2007
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:			
Net (loss) income	$ **(138,029)**	$ (248,663)	$ 19,253
Adjustments to reconcile net (loss) income to net cash flows from operating activities:			
Depreciation of property and equipment	**43,217**	45,027	43,432
Recognition of deferred revenue	**(25,512)**	(29,416)	(19,874)
Impairment of goodwill, intangible and other assets	**249,799**	463,887	—
Amortization of definite-lived intangible assets and other assets	**22,355**	18,340	17,880
Amortization of program contract costs and net realizable value adjustments	**73,087**	84,422	96,593
(Gain) loss on extinguishment of debt, non-cash portion	**(18,465)**	2,000	3,431
Original debt issuance discount paid	**(18,176)**	—	—
Deferred tax (benefit) provision related to operations	**(24,949)**	(121,077)	31,743
Other, net	**9,777**	22,312	21,229
Changes in assets and liabilities, net of effects of acquisitions and dispositions:			
Decrease in accounts receivable, net	**823**	22,884	7,531
(Increase) decrease in taxes receivable	**(5,739)**	13,938	(10,124)
Increase in accounts payable and accrued liabilities	**12,654**	14,465	17,733
Decrease (increase) in other assets and liabilities	**6,778**	5,937	(5,013)
Payments on program contracts payable	**(82,184)**	(82,285)	(78,038)
Net cash flows from operating activities	**105,436**	211,771	145,776
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:			
Acquisition of property and equipment	**(7,693)**	(25,169)	(22,823)
Consolidation of variable interest entity	**—**	1,328	—
Purchase of alarm monitoring contracts	**(12,291)**	(7,675)	—
Payments for acquisition of television stations	**—**	(17,123)	—
Payments for acquisitions of other operating divisions companies	**—**	(53,487)	(39,075)
Increase in restricted cash	**(64,883)**	—	—
Dividends and distributions from cost method investees	**1,501**	1,575	583
Investments in equity and cost method investees	**(10,601)**	(41,971)	(16,384)
Proceeds from the sale of assets	**126**	199	696
Proceeds from the sale of broadcast assets related to discontinued operations	**—**	—	21,036
Loans to affiliates	**(162)**	(178)	(160)
Proceeds from loans to affiliates	**157**	179	157
Net cash flows used in investing activities	**(93,846)**	(142,322)	(55,970)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:			
Proceeds from notes payable, commercial bank financing and capital leases	**980,875**	274,643	751,609
Repayments of notes payable, commercial bank financing and capital leases	**(931,566)**	(255,597)	(840,642)
Purchase of noncontrolling interest	**(5,000)**	—	—
Repurchase of Class A Common Stock	**(1,454)**	(29,836)	—
Proceeds from exercise of stock options, including excess tax benefits of $0 million, $0 million and $1.9 million, respectively	**—**	—	13,379
Dividends paid on Class A and Class B Common Stock	**(16,038)**	(66,683)	(49,490)
Payments for deferred financing costs	**(28,815)**	(524)	(7,065)
Proceeds from derivative terminations	**—**	8,001	—
Contributions/distributions to noncontrolling interests	**26**	(637)	35
Repayments of notes and capital leases to affiliates	**(2,864)**	(3,326)	(4,060)
Net cash flows used in financing activities	**(4,836)**	(73,959)	(136,234)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**6,754**	(4,510)	(46,428)
CASH AND CASH EQUIVALENTS, beginning of year	**16,470**	20,980	67,408
CASH AND CASH EQUIVALENTS, end of year	$ **23,224**	$ 16,470	$ 20,980

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations

Sinclair Broadcast Group, Inc. is a diversified television broadcasting company that owns or provides certain programming, operating or sales services to television stations pursuant to broadcasting licenses that are granted by the Federal Communications Commission (the FCC or Commission). We currently own, provide programming and operating services pursuant to local marketing agreements (LMAs) or provide, or are provided, sales services pursuant to outsourcing agreements to 58 television stations in 35 markets. For the purpose of this report, these 58 stations are referred to as "our" stations. Our broadcast group is a single reportable segment for accounting purposes and includes the following network affiliations: FOX (20 stations); MyNetworkTV (17 stations; as of September 2009 no longer accounted for as a network affiliation, however is branded as such); ABC (9 stations); The CW (9 stations); CBS (2 stations) and NBC (1 station).

Principles of Consolidation

The consolidated financial statements include our accounts and those of our wholly-owned and majority-owned subsidiaries and variable interest entities (VIEs) for which we are the primary beneficiary. Noncontrolling interest represents a minority owner's proportionate share of the equity in certain of our consolidated entities. All significant intercompany transactions and account balances have been eliminated in consolidation.

Discontinued Operations

We account for the results of historical operations of WGGB-TV in Springfield, Massachusetts in accordance with guidance for discontinued operations. Discontinued operations have not been segregated in the consolidated statements of cash flows and, therefore, amounts for certain captions will not agree with the accompanying consolidated balance sheets and consolidated statements of operations. The operating results of WGGB-TV are not included in our consolidated results from continuing operations for the years ended December 31, 2009, 2008 and 2007. See *Note 12. Discontinued Operations,* for additional information.

Variable Interest Entities

We consolidate VIEs when we are the primary beneficiary. All debt held by our VIEs is non-recourse to us. However, certain VIE debt contains cross-default provisions with our Bank Credit Agreement. See *Note 5. Notes Payable and Commercial Bank Financing* for more information.

Our application to acquire the FCC license of WNAB-TV in Nashville, Tennessee is pending FCC approval. As a result, we have an outsourcing agreement with WNAB-TV to provide certain non-programming related sales, operational and administrative services to WNAB-TV. Based on the terms of the outsourcing agreement, we are considered to have a variable interest in WNAB-TV. We have determined that the WNAB-TV is a VIE and that we are the primary beneficiary of the variable interests. As a result, we consolidate the assets and liabilities of WNAB-TV.

Our applications to acquire the FCC licenses of all the television stations owned by Cunningham Broadcasting Corporation (Cunningham) are pending FCC approval. We have a Local Marketing Agreement (LMA) as well as an acquisition agreement with each of the television stations that are considered to create variable interests in the license asset entities. We have determined that the Cunningham license asset entities are VIEs and that, based on the terms of the agreements, we are the primary beneficiary of the variable interests. As a result, we consolidate the assets and liabilities of Cunningham.

During 2008, we entered into an agreement with an unrelated third party for the right to acquire the FCC license of KFXA-TV in Cedar Rapids, Iowa, pending FCC approval. We have determined that KFXA-TV is a VIE and that we are the primary beneficiary of the variable interests of KFXA-TV as a result of the terms of our outsourcing agreement and purchase option. As a result, we consolidate the assets and liabilities of KFXA-TV.

The consolidated financial position and results of operations of WNAB-TV, KFXA-TV and Cunningham are included in the broadcast segment.

During 2007 and 2008, we made investments in four real estate ventures considered to be VIEs. We have determined that we are the primary beneficiary of the variable interests in these entities; as a result, we consolidate the assets and liabilities of these entities. The activities of the real estate ventures are not material to our consolidated financial statements.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the consolidated financial statements and in the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Broadcast Segment Acquisitions

In February 2008, we acquired the non-license assets of KFXA-TV in Cedar Rapids, Iowa for $17.1 million, net of cash acquired, and the right to purchase license assets, pending FCC approval, for $1.9 million. Our CBS affiliate in Cedar Rapids, KGAN-TV, provides sales and other non-programming related services to KFXA-TV pursuant to an outsourcing agreement.

Other Operating Divisions Segment Acquisitions

In March 2008, we acquired a 50% equity interest in Bay Creek South, LLC (Bay Creek). Bay Creek is a land development venture that primarily includes residential and commercial unimproved and improved land surrounding two golf courses on Virginia's eastern shore. In conjunction with the equity investment, we purchased certain of Bay Creek's outstanding debt that was used to finance improvements to and the development of land in the venture. Our total cash, debt and equity investment in Bay Creek, including transaction costs, was $35.2 million, net of cash acquired. Approximately $0.8 million of the $35.2 million investment was funded through the conversion of an existing bridge loan to a portion of the 50% equity interest. Based on our role as the day-to-day manager and our ability to control all major decisions of the venture, the accounts of Bay Creek are included in our consolidated financial statements. Approximately $11.8 million of debt was assumed by us through the consolidation of Bay Creek; however, this debt was subsequently paid down to a zero balance at March 31, 2008. As of December 31, 2008, the purchase price allocation was finalized resulting in approximately $32.0 million of property, equipment and land being included in property and equipment, net, and $17.6 million of a purchase option intangible included in definite-lived intangible assets, net, in our consolidated balance sheet. During 2009, we purchased an additional 25.0% interest in Bay Creek for $5.0 million bringing our total equity interest to 75.0%.

In June 2008, we acquired Jefferson Park Development, LLC (Jefferson Park) for $19.0 million. Jefferson Park is a mixed use land development project located in Frederick County, Maryland, a suburb of Washington, D.C.

We consolidate the financial statements of these entities. Their results are included in the financial statements from the date of their acquisition. These acquisitions are not material to our consolidated financial statements. These acquisitions are shown in the statement of cash flows as payments for acquisitions of other operating divisions companies.

Nonmonetary Asset Exchanges

In 2004, Sprint Nextel Corporation (Nextel) agreed to relocate its airwaves to end interference between its cellular signals and the wireless signals used by the country's public safety agencies. As part of this agreement, the FCC granted Nextel the right to a certain spectrum within the 1.9 GHz band that was used by television broadcasters for electronic news gathering. Accordingly, Nextel has entered into agreements with several of our stations to exchange our existing analog equipment for comparable digital equipment. As equipment is exchanged and placed in service, we record a gain to the extent that the fair market value of the equipment received exceeds the carrying amount of the equipment relinquished. The equipment is recorded at the estimated fair market value and is depreciated over a useful life of eight years. For the years ended December 31, 2009 and 2008, we recorded a gain of $4.9 million and $3.2 million, respectively, for the equipment received.

Recent Accounting Pronouncements

In December 2007, the FASB issued new accounting guidance that requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest is included in consolidated net income on the face of the statement of operations. Changes in a parent's ownership interest that result in deconsolidation of a subsidiary will result in the recognition of a gain or loss in net income when the subsidiary is deconsolidated. The guidance also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We applied the requirements of this guidance retrospectively to our consolidated financial statements resulting in a change to the presentation of loss attributable to noncontrolling interest and net income (loss) attributable to Sinclair Broadcast Group on the face of the income statement for the years ended December 31, 2008 and 2007. We also reclassified minority interest in consolidated entities at December 31, 2008 to the equity (deficit) section of the balance sheet and renamed it noncontrolling interest.

In May 2008, the FASB issued new accounting guidance that requires issuers of convertible debt instruments that may be settled in cash upon conversion to account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. Issuers were required to determine the carrying value of just the liability portion of the debt by measuring the fair value of a similar liability (including any embedded features other than the conversion option) that does not have an associated equity component. The excess of the initial proceeds received from the debt issuance and the fair value of the liability component are recorded as a debt discount with the offset recorded to equity. The discount is amortized to interest expense using the interest method over the life of a similar liability that does not have an associated equity component. Transaction costs incurred with third parties shall be allocated between the liability and equity components in proportion to the allocation of proceeds and accounted for as debt issuance costs and equity issuance costs, respectively, with the debt issuance costs amortized to interest expense. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. In 2009, we recorded the impact of this guidance retrospectively by recording additional interest expense on our 3.0% Convertible Senior Notes, due 2027 (the 3.0% Notes) related to the amortization of the debt discount and deferred financing costs of approximately $9.9 million and $6.4 million for the years ended December 31, 2008 and 2007, respectively. As of December 31, 2008, accumulated deficit increased, net of taxes, $8.8 million and additional paid in capital increased $17.5 million as a result of the retrospective impact of this guidance. As of December 31, 2007, accumulated deficit increased, net of taxes, $3.7 million and additional paid in capital increased $17.5 million as a result of the retrospective impact of this guidance. In addition, the adjusted net income attributable to Sinclair Broadcast Group for the years ended December 31, 2008 and 2007 decreased $5.0 million and $3.7 million, respectively, with a resulting decrease to earnings per share of $0.06 and $0.04, respectively. For the year ended December 31, 2009, the application of this new guidance increased our net loss attributable to Sinclair Broadcast Group approximately $8.7 million and resulted in an approximate increase to loss per share of $0.11. See *Note 5. Notes Payable and Commercial Bank Financing* for additional information.

In April 2008, the FASB issued amended guidance for determining the useful life of an intangible asset. The guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under the accounting guidance for goodwill and other intangible assets. This guidance applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions. Historical experience renewing or extending similar arrangements or in the absence of such experience, assumptions that market participants would use about renewal or extension adjusted for entity specific factors should be considered. This guidance includes expanded disclosure requirements that enable users of financial statements to assess the extent to which the expected future cash flows associated with the asset are affected by the entity's intent and/or ability to renew or extend the arrangement. This guidance is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. The guidance for determining the useful life of a recognized intangible asset shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. This guidance could have a material effect on our consolidated financial statements if we make future acquisitions.

In March 2009, the FASB issued amended guidance related to the accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. The guidance requires that an asset or liability arising from a contingency in a business combination be recognized at fair value if fair value can be reasonably determined. If the fair value cannot be reasonably determined, the asset or liability should be accounted for in accordance with other GAAP, specifically the current accounting guidance related to accounting for contingencies. This guidance requires that assets and liabilities arising from contingencies be subsequently measured and accounted for using a systematic and rational basis depending on their nature. The amended guidance is effective for acquisitions that occur on January 1, 2009 or later. We did not make any acquisitions during 2009. This guidance could have a material effect on our consolidated financial statements if we make future acquisitions.

In April 2009, the FASB issued amended guidance which identifies the factors that a reporting entity should evaluate to determine whether there has been a significant decrease in the volume and level of activity for an asset or liability when compared with normal market activity for the asset or liability and factors to consider related to whether a transaction is orderly. When there has been a significant decrease in the volume of activity or the transaction is not orderly, a significant adjustment to the transaction or quoted prices may be necessary to estimate fair value in accordance with the accounting guidance for fair value measurements. This amended guidance is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for the quarter ended after March 15, 2009. This guidance does not have a material impact on our consolidated financial statements.

In April 2009, the FASB issued amended guidance that requires fair value disclosures of financial instruments in both interim and annual financial statements. This guidance is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. In periods after the initial adoption, this guidance requires comparative disclosures only for periods ending subsequent to the initial adoption. We added the required disclosures to our consolidated financial statements.

In May 2009, the FASB issued new guidance on subsequent events. This guidance establishes general standards of accounting for and disclosure of events that occur subsequent to the balance sheet date but before financial statements are issued or are available to be issued. This guidance does not result in significant changes in the subsequent events that an entity reports in its financial statements. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date financial statements were issued or were available to be issued. This disclosure would alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. The guidance is effective for periods ending after June 15, 2009. Subsequently, the FASB issued new guidance specifically stating that entities that file financial statements with the SEC shall evaluate subsequent events through the date the financial statements are issued but are not required to disclose that date in the financial statements. We added this disclosure to our consolidated financial statements.

In June 2009, the FASB issued amended guidance on the consolidation of variable interest entities. The intent of this guidance is to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. The new guidance will require a number of new disclosures and companies are required to perform ongoing reassessments of whether they are the primary beneficiary of a variable interest entity. This guidance is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. We have not determined the impact that this guidance will have on our consolidated financial statements.

In June 2009, the FASB issued the FASB Accounting Standards Codification (the Codification) as the single source of authoritative nongovernmental U.S. generally accepted accounting principles (U.S. GAAP). The Codification significantly changes the way that accounting literature is organized but does not change U.S. GAAP. The Codification completely replaces the existing accounting standards and therefore it will affect the way U.S. GAAP is referenced by companies in their existing financial statements and accounting policies. The Codification is effective for interim and annual reporting periods ending after September 15, 2009. The Codification does not have an impact on our consolidated financial statements.

In September 2009, the FASB ratified the Emerging Issues Task Force's amended guidance on accounting for revenue arrangements with multiple deliverables. The amended guidance allows the use of an estimated selling price for the undelivered units of accounting in transactions in which vendor-specific objective evidence (VSOE) or third-party evidence (TPE) does not exist. The amended guidance no longer allows the use of the residual method when allocating arrangement consideration between the delivered and undelivered units of accounting if VSOE and TPE of selling price does not exist for all units of accounting. Entities are required to estimate the selling price of the deliverables, when VSOE and TPE are not available, and then allocate the consideration based on the relative selling prices of the deliverables. This guidance also requires additional disclosures including the amount of revenue recognized each reporting period and the amount of deferred revenue as of the end of each reporting period under this guidance. This guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning after June 15, 2010 and should be applied on a prospective basis. We have not determined the impact that this guidance will have on our consolidated financial statements.

In September 2009, the FASB updated the Codification to provide further guidance on how to measure the fair value of a liability. The updated guidance sets forth the types of valuation techniques to be used to value a liability when a quoted price in an active market for the identical liability is not available. It clarifies that a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. It clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The update is effective for the first reporting period (including interim periods) beginning after issuance. This guidance does not have a material impact on our consolidated financial statements.

In January 2010, the FASB amended the guidance on fair value measurements and disclosures to add two new disclosure provisions to the current fair value disclosure guidance, including (1) details of transfers in and out of level 1 and level 2 measurements, and (2) gross presentation of activity within the level 3 roll forward. The guidance also amends two existing fair value disclosure requirements so that entities are required to disclose (1) the valuation techniques and inputs used to develop fair value measurements for assets and liabilities that are measured at fair value on both a recurring basis and nonrecurring basis in periods subsequent to initial recognition and (2) fair value measurement disclosures for each class of assets and liabilities. A class is defined as a subset of assets or liabilities within a line item in the statement of financial position. The guidance is for interim and annual reporting periods beginning after December 15, 2009, except for the changes to the level 3 roll forward which are effective for fiscal years beginning after December 15, 2010. We have not determined the impact of this amended guidance on our consolidated financial statements.

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Restricted Cash

As of December 31, 2009, we held $64.4 million in a restricted cash collateral account to be used for the redemption of the remaining $27.7 million aggregate principal amount of 3.0% Notes and $37.0 million aggregate principal amount of 4.875% Notes. Any unused funds with respect to each series of notes held in the cash collateral account will be released to us after the expiration of the put options in May 2010 for the 3.0% Notes and in January 2011 for the 4.875% Notes, and such funds may be used for general corporate purposes. $27.7 million of the restricted cash related to the May 2010 put option was classified as current. Additionally, under the terms of certain lease agreements, we are required to hold $0.5 million of restricted cash related to the removal of analog equipment from some of our leased towers.

Accounts Receivable

Management regularly reviews accounts receivable and determines an appropriate estimate for the allowance for doubtful accounts based upon the impact of economic conditions on the merchant's ability to pay, past collection experience and such other factors which, in management's judgment, deserve current recognition. In turn, a provision is charged against earnings in order to maintain the appropriate allowance level.

Programming

We have agreements with distributors for the rights to television programming over contract periods, which generally run from one to seven years. Contract payments are made in installments over terms that are generally equal to or shorter than the contract period. Pursuant to accounting guidance for the broadcasting industry, an asset and a liability for the rights acquired and obligations incurred under a license agreement are reported on the balance sheet where the cost of each program is known or reasonably determinable, the program material has been accepted by the licensee in accordance with the conditions of the license agreement and the program is available for its first showing or telecast. The portion of program contracts which becomes payable within one year is reflected as a current liability in the accompanying consolidated balance sheets.

The rights to this programming are reflected in the accompanying consolidated balance sheets at the lower of unamortized cost or estimated net realizable value. Estimated net realizable values are based on management's expectation of future advertising revenues, net of sales commissions, to be generated by the program material. With the exception of one-year contracts amortization of program contract costs is computed using either a four-year accelerated method or based on usage, whichever method results in the most amortization for each program. Program contract cost are amortized on a straight-line basis for one-year contracts. Program contract costs estimated by management to be amortized in the succeeding year are classified as current assets. Payments of program contract liabilities are typically made on a scheduled basis and are not affected by adjustments for amortization or estimated net realizable value.

Barter Arrangements

Certain program contracts provide for the exchange of advertising airtime in lieu of cash payments for the rights to such programming. The revenues realized from station barter arrangements are recorded as the programs are aired at the estimated fair value of the advertising airtime given in exchange for the program rights. Network programming is excluded from these calculations. Revenues are recorded as revenues realized from station barter arrangements and the corresponding expenses are recorded as expenses recognized from station barter arrangements. In conjunction with the 2009 termination of our MyNetworkTV affiliation agreements described in *Note 10. Commitments and Contingencies*, starting in September 2009 our relationship with MyNetworkTV was accounted for as a station barter arrangement.

We broadcast certain customers' advertising in exchange for equipment, merchandise and services. The estimated fair value of the equipment, merchandise or services received is recorded as deferred barter costs and the corresponding obligation to broadcast advertising is recorded as deferred barter revenues. The deferred barter costs are expensed or capitalized as they are used, consumed or received and are included in station production expenses and station selling, general and administrative expenses, as applicable. Deferred barter revenues are recognized as the related advertising is aired and are recorded in revenues realized from station barter arrangements.

Other Assets

Other assets as of December 31, 2009 and 2008 consisted of the following (in thousands):

		2009		2008
Equity and cost method investments	$	**75,176**	$	67,352
Unamortized costs related to debt issuances		**30,913**		9,611
Tax contingency receivable		**7,692**		7,443
Other		**2,872**		2,011
Total other assets	$	**116,653**	$	86,417

We have equity and cost method investments in private investment funds, real estate ventures and privately held small businesses. These investments are included in our other operating divisions segment. In the event that one or more of our investments are significant, we are required to disclose summarized financial information. For the years ended December 31, 2009, 2008, and 2007, none of our investments were significant individually or in the aggregate.

When factors indicate that there may be a decrease in value of an equity or cost method investment, we assess that investment and determine whether a loss in value has occurred. If that loss is deemed to be other than temporary, an impairment loss is recorded accordingly. For any investments that indicate a potential impairment, we estimate the fair values of those investments using discounted cash flow models, unrelated third party valuations or industry comparables, based on the various facts available to us. As a result of these reviews, we recorded an impairment of $1.0 million in the consolidated statements of operations for the year ended December 31, 2007. No impairment was recorded for the years ended December 31, 2009 or 2008.

In addition to our equity and cost method investments mentioned above, we hold one loan in a real estate venture. During 2008, we reserved 100% of the loan through a $3.9 million charge to other operating divisions expense in our consolidated statements of operations.

Impairment of Intangible and Long-lived Assets

The accounting guidance for goodwill and other intangible assets requires that goodwill and indefinite-lived intangible assets be tested for impairment at least annually. The guidance prescribes a two-step method for determining goodwill impairment. In the first step, the Company determines the fair value of the reporting unit and compares that fair value to the net book value of the reporting unit. The fair value of the reporting unit is determined using various valuation techniques, including quoted market prices, observed earnings /cash flow multiples paid for comparable television stations and discounted cash flow models. If the net book value of the reporting unit were to exceed the fair value, we would then perform the second step of the impairment test, which requires allocation of the reporting unit's fair value to all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. An impairment charge will be recognized only when the implied fair value of a reporting unit's goodwill is less than its carrying amount. Broadcast licenses are analyzed at the market level. When evaluating whether a broadcast license is impaired, we compare the fair value of the broadcast licenses to the carrying amount of those same broadcast licenses. If the carrying amount of the broadcast licenses exceeds the fair value, then an impairment loss is recorded to the extent that the carrying value of the broadcast licenses exceeds the fair value.

We periodically evaluate our long-lived assets for impairment and continue to evaluate them as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. We evaluate the recoverability of long-lived assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time that such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are tested for impairment by comparing their estimated fair value to the carrying value. We typically estimate fair value using discounted cash flow models and appraisals. See *Note 4. Goodwill and Other Intangible Assets*, for more information.

Accrued Liabilities

Accrued liabilities consisted of the following as of December 31, 2009 and 2008 (in thousands):

	2009	2008
Compensation	$ 13,989	$ 14,985
Interest	16,653	10,161
Dividends payable	—	16,038
Other accruals relating to operating expenses	20,093	27,566
Deferred revenue	9,788	10,834
Total accrued liabilities	$ 60,523	$ 79,584

We do not accrue for repair and maintenance activities in advance of planned or unplanned major maintenance activities. We expense these activities when incurred.

Income Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We provide a valuation allowance for deferred tax assets if we determine, based on the weight of available evidence, that it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2009, valuation allowances have been provided for a substantial amount of our available state net operating losses. Management periodically performs a comprehensive review of our tax positions and accrues amounts for tax contingencies. Based on these reviews, the status of ongoing audits and the expiration of applicable statute of limitations, accruals are adjusted as necessary in accordance with income tax accounting guidance.

Supplemental Information – Statements of Cash Flows

During 2009, 2008 and 2007, we had the following cash transactions (in thousands):

	2009	2008	2007
Income taxes paid related to continuing operations	$ 537	$ 3,477	$ 258
Income tax refunds received related to continuing operations	$ 2,975	$ 11,810	$ 7,756
Income tax refunds received related to discontinued operations	$ —	$ 5,501	$ 157
Interest paid	$ 61,266	$ 73,041	$ 97,649
Premium payments related to extinguishment of debt	$ —	$ 301	$ 27,285
Debt assumed in conjunction with the acquisition of other operating divisions companies	$ —	$ —	$ 7,120

Non-cash barter and trade expense are presented in the consolidated statements of operations. Non-cash transactions related to capital lease obligations were $2.3 million, $10.0 million and $8.9 million for the years ended December 31, 2009, 2008 and 2007, respectively. Debt assumed in conjunction with the acquisition of other operating divisions companies is non-recourse to us.

Local Marketing Agreements

We generally enter into LMAs and similar arrangements with stations located in markets in which we already own and operate a station. Under the terms of these agreements, we make specified periodic payments to the owner-operator in exchange for the right to program and sell advertising on a specific portion of the station's inventory of broadcast time. Nevertheless, as the holder of the FCC license, the owner-operator retains control and responsibility for the operation of the station, including responsibility over all programming content broadcast on the station.

Included in the accompanying consolidated statements of operations for the years ended December 31, 2009, 2008 and 2007 are net revenues of $100.9 million, $109.7 million and $109.3 million, respectively, that relate to LMAs.

Outsourcing Agreements

We have entered into outsourcing agreements in which our stations provide, or are provided, various non-programming related services such as sales, operational and managerial services to, or by, other stations.

Revenue Recognition

Total revenues include: (i) cash and barter advertising revenues, net of agency commissions; (ii) retransmission consent fees; (iii) network compensation; (iv) other broadcast revenues and (v) revenues from our other operating divisions.

Advertising revenues, net of agency commissions, are recognized in the period during which time spots are aired.

Our retransmission consent agreements contain both advertising and retransmission consent elements. We have determined that our retransmission consent agreements are revenue arrangements with multiple deliverables. Advertising and retransmission consent deliverables sold under our agreements are separated into different units of accounting at fair value. Revenue applicable to the advertising element of the arrangement is recognized similar to the advertising revenue policy noted above. Revenue applicable to the retransmission consent element of the arrangement is recognized ratably over the life of the agreement.

Network compensation revenue is recognized ratably over the term of the contract. All other significant revenues are recognized as services are provided.

Advertising Expenses

Advertising expenses are recorded in the period when incurred and are included in station production expenses. Total advertising expenses from continuing operations, net of advertising co-op credits, were $3.9 million, $7.6 million and $8.4 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Financial Instruments

Financial instruments, as of December 31, 2009 and 2008, consisted of cash and cash equivalents, trade accounts receivable, notes receivable (which are included in other current assets), derivatives, accounts payable, accrued liabilities and notes payable. The carrying amounts approximate fair value for each of these financial instruments, except for the notes payable. See *Note 5. Notes Payable and Commercial Bank Financing,* for additional information regarding the fair value of notes payable.

Pension

We are required to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of our pension plan in our consolidated financial statements. At adoption, in 2006, we recorded an adjustment to accumulated other comprehensive loss of $2.5 million (net of taxes of $1.7 million) that represented the net unrecognized actuarial losses which we previously netted against the plan's funded status in our consolidated financial statements. As of December 31, 2009 and 2008, we held a liability of $3.9 million and $2.2 million, respectively, representing the under funded status of our defined benefit pension plan.

Reclassifications

Certain reclassifications have been made to prior years' consolidated financial statements to conform to the current year's presentation.

2. STOCK-BASED COMPENSATION PLANS:

Description of Awards

We have seven types of stock-based compensation awards: compensatory stock options (options), restricted stock awards (RSAs), an employee stock purchase plan (ESPP), employer matching contributions (the Match) for participants in our 401(k) plan, stock-settled appreciation rights (SARS), subsidiary stock awards and stock grants to our non-employee directors. Below is a summary of the key terms and methods of valuation of our stock-based compensation awards:

Options. In June 1996, our Board of Directors adopted, upon approval of the shareholders by proxy, the 1996 Long-Term Incentive Plan (LTIP). The purpose of the LTIP is to reward key individuals for making major contributions to our success and the success of our subsidiaries and to attract and retain the services of qualified and capable employees. Options granted pursuant to the LTIP must be exercised within 10 years following the grant date. A total of 14,000,000 shares of Class A Common Stock are reserved for awards under this plan. As of December 31, 2009, 11,294,259 shares (including forfeited shares) were available for future grants.

The following is a summary of changes in outstanding stock options:

	Options	Weighted-Average Exercise Price	Exercisable	Weighted-Average Exercise Price
Outstanding at December 31, 2008	506,250	$ 12.45	506,250	$ 12.45
2009 Activity:				
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	**(116,750)**	**18.14**	—	—
Outstanding at December 31, 2009	**389,500**	**$ 10.74**	**389,500**	**$ 10.74**

RSAs. RSAs are granted to employees pursuant to the LTIP. RSAs have certain restrictions that lapse over three years at 25%, 25% and 50%, respectively. As the restrictions lapse, the Class A Common Stock may be freely traded on the open market. We awarded 95,500 RSAs that had a fair value of $8.94 per share and 55,500 RSAs that had a fair value of $15.78 per share on April 1, 2008 and April 2, 2007, respectively. The fair value assumes the value of the stock on the trading date immediately prior to the grant date. No RSAs were granted in 2009, however, 750 RSAs were forfeited. As of December 31, 2009, 91,625 shares were vested. For the years ended December 31, 2009, 2008 and 2007, we recorded expense of $0.6 million, $0.6 million and $0.3 million, respectively. This expense reduced our consolidated income, but it had no effect on our consolidated cash flows. RSAs are included in total equivalent shares outstanding at the end of each period, which results in a dilutive effect on our basic and diluted loss per share.

ESPP. In March 1998, the Board of Directors adopted, subject to approval of the shareholders, the ESPP. The ESPP provides our employees with an opportunity to become shareholders through a convenient arrangement for purchasing shares of Class A Common Stock. On the first day of each payroll deduction period, each participating employee receives options to purchase a number of shares of our common stock with money that is withheld from his or her paycheck. The number of shares available to the participating employee is determined at the end of the payroll deduction period by dividing the total amount of money withheld during the payroll deduction period by the exercise price of the options (as described below). Options granted under the ESPP to employees are automatically exercised to purchase shares on the last day of the payroll deduction period unless the participating employee has, at least thirty days earlier, requested that his or her payroll contributions stop. Any cash accumulated in an employee's account for a period in which an employee elects not to participate is distributed to the employee.

The initial exercise price for options under the ESPP is 85% of the lesser of the fair market value of the common stock as of the first day of the quarter and as of the last day of that quarter. No participant can purchase more than $25,000 worth of our common stock over all payroll deduction periods ending during the same calendar year. We value the stock options under the ESPP using the Black-Scholes option pricing model, which incorporates the following assumptions as of December 31, 2009, 2008 and 2007:

	2009	2008	2007
Risk-free interest rate	**0.28%**	1.36%	5.23%
Expected life	**91 days**	91 days	91 days
Expected volatility	**137.40%**	117.70%	38.38%
Annual dividend yield	**0.00%**	15.22%	5.60%

We use the Black-Scholes model as opposed to a lattice pricing model because employee exercise patterns are not relevant to this plan. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected life is based on the approximate number of days in the quarter assuming the option was issued on the first day of the quarter. The expected volatility is based on our historical stock prices over the previous 90-day period. The annual dividend yield is based on the annual dividend per share divided by the share price on the grant date.

The stock-based compensation expense recorded related to the ESPP for the years ended December 31, 2009, 2008 and 2007 was $0.3 million, $0.2 million and $0.2 million, respectively. Less than 0.4 million shares were issued to employees during the year ended December 31, 2009. This expense reduced our consolidated income, but it had no effect on our consolidated cash flows. Additionally, options issued under the ESPP are included in the total shares outstanding at the end of each period, which results in a dilutive effect on our basic and diluted earnings per share.

Match. The Sinclair Broadcast Group, Inc. 401(k) Profit Sharing Plan and Trust (the 401(k) Plan) is available as a benefit for our eligible employees. Contributions made to the 401(k) Plan include an employee elected salary reduction amount, company-matching contributions (the Match) and an additional discretionary amount determined each year by the Board of Directors. The Match and any discretionary contributions may be made using our Class A Common Stock if the Board of Directors so chooses. Typically, we make the Match using our Class A Common Stock.

The value of the Match is based on the level of elective deferrals into the 401(k) plan. The amount of shares of our Class A Common Stock used to make the Match is determined using the closing price on or about March 1st of each year for the previous calendar year's Match. The Match is discretionary and is equal to a maximum of 50% of elective deferrals by eligible employees, capped at 4% of the employee's total cash compensation. For the years ended December 31, 2009, 2008 and 2007, we recorded zero, $2.0 million and $1.9 million, respectively, of compensation expense related to the Match. We did not make a 401(k) plan Match in 2009.

SARs. On April 1, 2008, 350,000 SARs were granted to David Smith, our President and Chief Executive Officer, pursuant to the LTIP. The base value of each SAR is $8.94 per share, which was the closing price of our Class A Common Stock on the grant date. The SARs had a grant date fair value of $0.5 million. On April 2, 2007, 200,000 SARs were granted to David Smith pursuant to the LTIP. The base value of each SAR is $15.78 per share, which was the closing price of our Class A Common Stock on the grant date. The SARs had a grant date fair value of $1.0 million. The SARs have a 10-year term and vest immediately. No SARS were granted in 2009. We valued the SARs using the Black-Scholes model and the following assumptions:

	2008	**2007**
Risk-free interest rate	4.25%	5.17%
Expected life	10 years	10 years
Expected volatility	46.10%	36.16%
Annual dividend yield	9.23%	3.96%

For the years ended December 31, 2008 and 2007, we recorded compensation expense of $0.5 million and $1.0 million, respectively, related to these grants. This expense reduced our consolidated income, but had no effect on our consolidated cash flows. During 2009, 2008 and 2007, these SARs had no effect on the shares used in our basic and diluted earnings per share.

Subsidiary Stock Awards. From time to time, we grant subsidiary stock awards to employees. The subsidiary stock is typically in the form of a membership interest in a consolidated limited liability company, not traded on a public exchange and valued based on the estimated fair value of the subsidiary. Fair value is typically estimated using discounted cash flow models and appraisals. These stock awards vest immediately. For the years ended December 31, 2008 and 2007, we recorded compensation expense of $2.5 million and $0.7 million, respectively, related to these awards. We did not issue any subsidiary stock awards in 2009. This expense reduced our consolidated income, but had no effect on our consolidated cash flows. These awards have no effect on the shares used in our basic and diluted earnings per share.

Stock Grants to Non-Employee Directors. In addition to directors fees paid, on the date of each of our annual meetings of shareholders, each non-employee director receives a grant of shares of Class A Common Stock pursuant to the LTIP. In 2009, 2008 and 2007, each non-employee director received 5,000 shares, respectively. On June 4, 2009, May 15, 2008 and May 10, 2007, we granted 25,000 shares that had a fair value of $2.09 per share, 25,000 shares that had a fair value of $9.28 per share and 25,000 shares that had a fair value of $15.27 per share, respectively. The fair value assumes the closing value of the stock on the date of grant. We recorded an expense of less than $0.1 million, $0.2 million and $0.4 million on the date of grant for the years ended December 31, 2009, 2008 and 2007, respectively. This expense reduced our consolidated income, but it had no effect on our consolidated cash flows. Additionally, these shares are included in the total shares outstanding, which results in a dilutive effect on our basic and diluted loss per share.

3. PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed under the straight-line method over the following estimated useful lives:

Buildings and improvements	10 - 30 years
Station equipment	5 - 10 years
Office furniture and equipment	5 - 10 years
Leasehold improvements	Lesser of 10 - 30 years or lease term
Automotive equipment	3 - 5 years
Property and equipment under capital leases	Lease term

Property and equipment consisted of the following as of December 31, 2009 and 2008 (in thousands):

		2009		2008
Land and improvements	$	**20,060**	$	20,598
Real estate held for development and sale		**52,049**		49,567
Buildings and improvements		**91,396**		88,137
Station equipment		**345,809**		372,121
Office furniture and equipment		**44,120**		45,222
Leasehold improvements		**15,286**		15,593
Automotive equipment		**12,006**		12,591
Capital leased assets		**80,483**		94,842
Construction in progress		**1,368**		3,998
		662,577		702,669
Less: accumulated depreciation		**(366,350)**		(365,705)
	$	**296,227**	$	336,964

Capital leased assets are related to building, tower and station equipment leases. Depreciation related to capital leases is included in depreciation expense in the consolidated statements of operations. We recorded capital lease depreciation expense of $4.7 million, $5.3 million and $4.8 million for the years ended December 31, 2009, 2008 and 2007, respectively. Approximately, $18.3 million of property and equipment related to consolidated VIEs for each of 2009 and 2008.

4. GOODWILL, BROADCAST LICENSES AND OTHER INTANGIBLE ASSETS:

Goodwill and broadcast licenses are required to be tested for impairment at least annually. We test our broadcast licenses and goodwill annually during the fourth quarter each year and between annual evaluations if events occur or circumstances change that indicate that the fair value of our reporting units or licenses may be below their carrying amount. During the first quarter of 2009, due to the severity of the economic downturn and the decrease in our market capitalization, we tested our goodwill and broadcast licenses for impairment similar to the testing performed in the fourth quarter of 2008. We did not have any indicators of impairment in the second or third quarters of 2009 and therefore did not perform impairment tests for those periods. We performed our annual impairment test in the fourth quarter of 2009.

When evaluating whether goodwill is impaired, we aggregate our stations by market for purposes of our goodwill impairment testing. We believe that our markets are most representative of our broadcast reporting units because we view, manage and evaluate our stations on a market basis. Furthermore, in our markets operated as duopolies, certain costs of operating the stations are shared including the use of buildings and equipment, the sales force and administrative personnel. We then compare the fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill. We estimate the fair market value of our reporting units using a combination of quoted market prices, observed earnings/cash flow multiples paid for comparable television stations, and discounted cash flow models. Our discounted cash flow model is based on our judgment of future market conditions within each designated market area, as well as discount rates that would be used by market participants in an arms-length transaction. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss is calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds its implied fair value.

When evaluating our broadcast licenses for impairment, the testing is done at the unit of accounting level using the income approach method. The income approach method involves an eight-year model that incorporates several variables, including, but not limited to, discounted cash flows of a typical market participant, market revenue and long term growth projections, estimated market share for the typical participant and estimated profit margins based on market size and station type. The model also assumes outlays for capital expenditures, future terminal values, an effective tax rate assumption and a discount rate based on the weighted-average cost of capital of the television broadcast industry.

The impairment charge taken during the year ended December 31, 2008 was primarily due to the severe economic downturn during the fourth quarter and, as a result, we made further revisions to our forecasted cash flows, cash flow multiples and discount rates. Broadcast licenses were impaired in 31 of 35 markets. We recorded goodwill impairment in four markets including Flint/Saginaw/Bay City, Michigan; Las Vegas, Nevada; Springfield/Champaign, Illinois and St. Louis, Missouri.

During the year ended December 31, 2008, certain events led us to test our goodwill associated with an other operating division company, Acrodyne Communications, Inc. As a result of this testing, we recorded a $1.6 million impairment charge in our consolidated statements of operations. There was no impairment related to our other operating division companies for the year ended December 31, 2009.

We recorded an impairment charge in the first quarter of 2009 based on an interim impairment test performed as a result of the severe economic downturn and continued decrease in our market capitalization. As a result of this test, we recorded $69.5 million and $60.6 million in impairment charges related to our goodwill and broadcast licenses, respectively, in the first quarter of 2009. Broadcast licenses were impaired in 28 of 35 markets. The fair value of the broadcast licenses was $85.3 million. We recorded goodwill impairment in three markets including Cedar Rapids, Iowa; Charleston, West Virginia; and Madison, Wisconsin.

The impairment charge taken during the fourth quarter of 2009 was primarily due to the continued deterioration of the economy and further revisions to our forecasted cash flows, cash flow multiples and discount rates. As a result of this test, we recorded $94.7 million and $24.3 million in impairment charges related to our goodwill and broadcast licenses, respectively, in the fourth quarter of 2009. Broadcast licenses were impaired in 18 of 35 markets. We recorded goodwill impairment in two markets including Buffalo, New York; and Pensacola, Florida.

The carrying value and fair value of the goodwill of our markets which were impaired during the year and the carrying value and fair value of our broadcast licenses as of the date of our interim and annual impairment tests in 2009 and annual impairment test in 2008 were as follows (in thousands):

		Fair Value Measurements Using			
Description	**Carrying Value**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total Impairment Losses**
Year Ended December 31, 2009					
Goodwill of markets which were impaired during the year	$ 55,762	$ —	$ —	$ 55,762 (a)	$ 164,171
Broadcast licenses	$ 51,542	$ —	$ —	$ 51,542 (b)	$ 80,434
Year Ended December 31, 2008					
Goodwill of markets which were impaired during the year	$ 20,094	$ —	$ —	$ 20,094 (a)	$ 191,840
Broadcast licenses	$ 112,415	$ —	$ —	$ 112,415 (b)	$ 270,422

(a) The fair value above represents the implied fair value of the goodwill assigned to the four impaired markets in 2008 and the five impaired markets in 2009 for which we were required to calculate this amount. It excludes goodwill of $604.2 million and $804.1 million at December 31, 2009 and 2008, respectively, for which we were not required to calculate the fair value.

(b) The fair value above represents the fair value of the broadcast licenses that were impaired in 2009 and 2008 and recorded to fair value. It excludes $0.4 million of broadcast licenses at December 31, 2009 and $20.0 million of broadcast licenses at December 31, 2008 which were not impaired in 2009 or 2008 which had fair values in excess of carrying value.

The key assumptions used to determine the fair value of our reporting units to test our goodwill for impairment and to determine the fair value of our broadcast licenses consist of discount rates, revenue and expense growth rates, constant growth rates and comparable business multiples. The revenue and expense growth rates used in our goodwill impairment testing and the revenue, expense and constant growth rates used in determining the fair value of our broadcast licenses are relatively comparable from 2008 to 2009. However, the baseline cash flows to which these growth rates were applied decreased due to the continued deterioration of the economy. The growth rates are based on market studies, industry knowledge and historical performance.

The discount rates used to determine the fair value of our reporting units to test our goodwill for impairment and to determine the fair value of our broadcast licenses have increased from 2008 to 2009. The discount rate is based on a number of factors including market interest rates, a weighted average cost of capital analysis based on the target capital structure for a television station, and includes adjustments for market risk and company specific risk. The increase in the discount rate is primarily due to a more heavily weighted cost of equity in 2009 as well as an increase in the general cost of equity.

The comparable business multiple used to determine the fair value of our reporting units to test our goodwill for impairment has decreased slightly from 2008 to 2009. It is an estimate of the multiple that would most likely be paid for a mature, cash flowing television station in the current marketplace. The decrease in the multiple is primarily due to the continued deterioration in the economy.

After taking the effect of the above mentioned impairment, as of December 31, 2009, all of our reporting units tested for goodwill impairment had fair values that were greater than the carrying value by more than 10%.

As of December 31, 2009 and 2008, the carrying amount of our broadcast licenses related to continuing operations was as follows (in thousands):

	As of December 31,			
		2009		**2008**
Beginning balance	**$**	**132,422**	$	401,130
Broadcast license impairment charge (a)		**(80,434)**		(270,422)
Acquisition of television station (b)		**—**		1,714
Ending balance (c)	**$**	**51,988**	$	132,422

(a) In 2009, an impairment of $4.5 million was recorded against purchase option assets included in other assets in the consolidated balance sheet. These purchase options give us the right to purchase the license assets of certain stations.

(b) In February 2008, we acquired the non-licensed assets of KFXA-TV in Cedar Rapids. The KFXA-TV is a VIE and we are the primary beneficiary, therefore, we consolidate the license assets as well.

(c) Approximately $4.3 million and $11.5 million of broadcast licenses relate to consolidated VIEs as of December 31, 2009 and 2008, respectively.

The change in the carrying amount of goodwill related to continuing operations was as follows (in thousands):

		2009		**2008**
Balance as of January 1,	**$**	**1,073,590**	$	1,066,531
Accumulated impairment losses		**(249,402)**		(55,937)
		824,188		1,010,594
Acquisition of television stations (a)		**—**		6,999
Acquisition of other operating divisions companies (b)		**—**		60
Impairment losses (c)		**(164,171)**		(193,465)
Balance as of December 31,				
Goodwill		**1,073,590**		1,073,590
Accumulated impairment losses		**(413,573)**		(249,402)
	$	**660,017**	$	824,188

(a) In February 2008, we acquired the non-licensed assets of KFXA-TV in Cedar Rapids, Iowa.

(b) In 2008, we finalized the purchase price allocation for Alarm Funding Associates, LLC, purchased in November 2007.

(c) In 2009, all of the goodwill impairment charge related to our broadcast segment. Approximately $191.9 million of the goodwill impairment charge in 2008 related to our broadcast segment and $1.6 million related to our other operating divisions segment.

Definite-lived intangible assets and other assets subject to amortization are being amortized on a straight-line basis over periods of 5 to 25 years. These amounts result from the acquisition of certain television station non-license assets. We analyze specific definite-lived intangibles for impairment when events occur that may impact their value in accordance with the respective accounting guidance for long-lived assets. There was no impairment charge recorded for the years ended December 31, 2009 and 2008, respectively.

The following table shows the gross carrying amount and accumulated amortization of intangibles and estimated amortization related to continuing operations (in thousands):

		As of December 31, 2009		As of December 31, 2008	
	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:					
Network affiliation	25 years	**$ 245,160**	**$ (122,718)**	$ 245,160 (a)	$ (109,638)
Decaying advertiser base	15 years	**122,375**	**(106,248)**	122,375	(100,563)
Other	15 years	**86,983 (c)**	**(32,147)**	76,967 (b)	(28,558)
Total		**$ 454,518**	**$ (261,113)**	$ 444,502	$ (238,759)

(a) During 2008, we acquired the non-license assets of KFXA-TV in Cedar Rapids, Iowa.

(b) During 2008, we acquired $17.6 million purchase option intangible related to Bay Creek and $7.7 million in additional purchases of alarm monitoring contracts.

(c) During 2009, we purchased $15.2 million in additional alarm monitoring contracts.

The amortization expense of the definite-lived intangible assets and other assets for the years ended December 31, 2009, 2008 and 2007 was $22.4 million, $18.3 million and $17.6 million, respectively. The following table shows the estimated amortization expense of the definite-lived intangible assets and other assets for the next five years (in thousands):

For the year ended December 31, 2010	$ 18,460
For the year ended December 31, 2011	17,134
For the year ended December 31, 2012	15,978
For the year ended December 31, 2013	14,060
For the year ended December 31, 2014	11,734
Thereafter	116,039
	$ 193,405

5. NOTES PAYABLE AND COMMERCIAL BANK FINANCING:

Bank Credit Agreement

On December 21, 2006, we amended and restated the previous bank credit agreement. The previous bank credit agreement (the 2006 Bank Credit Agreement), in effect on December 31, 2006, included a Term Loan A (the Term Loan A) of $100.0 million, a Revolving Credit Facility (the Previous Revolving Credit Facility) of $175.0 million and a Term Loan A-1 facility (the Term Loan A-1) of $225.0 million maturing on December 31, 2011, June 30, 2011 and December 31, 2012, respectively.

On October 29, 2009, concurrently with the closing of the offering of the 9.25% Senior Secured Second Lien Notes, due 2017 (the 9.25% Notes) we entered into a new bank credit agreement (the Bank Credit Agreement) by amending and restating the 2006 Bank Credit Agreement. The final terms of the Bank Credit Agreement are set forth below. The Bank Credit Agreement includes the following facilities:

- A new six-year term loan facility (Term Loan B) of $330.0 million, the net proceeds of which were used to prepay the outstanding term loans and a portion of the Revolving Credit Facility (see below) under the Bank Credit Agreement. The Term Loan B bears interest at the London Interbank Offered Rate (LIBOR) plus 4.50% with a 2.0% LIBOR floor and principal amortizes at a rate of 0.25% per quarter commencing on March 31, 2011, continuing until the scheduled final payment on October 29, 2015, with 95.25% due at maturity, or upon earlier termination of the Term Loan B pursuant to the terms in the Bank Credit Agreement. We have the right to prepay the Term Loan B at any time without prepayment penalty.

- An amended and restated revolving credit facility (the Revolving Credit Facility), which we drew upon to repay amounts outstanding under the Previous Revolving Credit Facility pursuant to the 2006 Bank Credit Agreement following the closing of the Bank Credit Agreement, and thereafter is available for general corporate purposes. Under the terms of the Revolving Credit Facility, $60.5 million in existing commitments will remain in place under the Previous Revolving Credit Facility pricing, which as of December 31, 2009 was LIBOR plus 1.25% and will mature June 2011. In addition, $75.4 million in commitments under the Previous Revolving Credit Facility were extended until December 31, 2013 at a price of LIBOR plus 4.00% with a 2.0% LIBOR floor. We have the right to prepay the Revolving Credit Facility at any time without prepayment penalty. As of December 31, 2009 we did not have any amounts drawn under the Revolving Credit Facility.

- Provision for one or more incremental term loans, which may be drawn upon from time to time to meet working capital needs.

The weighted average interest rate of the Term Loan B for the year ended December 31, 2009 was 6.96%. The weighted average interest rate of the Term Loan A and Term Loan A-1 for the year ended December 31, 2008 was 3.76% and 3.94%, respectively. During 2009, 2008 and 2007, the interest expense relating to the 2006 Bank Credit Agreement and/or the Bank Credit Agreement was $8.5 million, $14.1 million and $19.6 million, respectively.

8.75% Senior Subordinated Notes, Due 2011

In December 2001, we completed an issuance of $310.0 million aggregate principal amount of 8.75% Senior Subordinated Notes, due 2011 (the 8.75% Notes). Interest on the 8.75% Notes was paid semiannually on June 15 and December 15 of each year. The 8.75% Notes were issued under an indenture among us, our subsidiaries (the guarantors) and the trustee.

On January 19, 2007, we borrowed net proceeds of $225.0 million under our Term Loan A-1 pursuant to our 2006 Bank Credit Agreement. On January 22, 2007, we used these proceeds along with $59.4 million of cash on hand and additional borrowings of $23.0 million under our Previous Revolving Credit Facility to fully redeem the aggregate principal amount of $307.4 million of our 8.75% Notes. The redemption was effected in accordance with the terms of the indenture governing the 8.75% Notes at a redemption price of 104.375% of the principal amount of the 8.75% Notes plus accrued and unpaid interest. As a result of the redemption, we recorded a loss from extinguishment of debt of $15.7 million representing the redemption premium and write-off of certain debt acquisition costs.

Interest expense was $1.6 million for the year ended December 31, 2007.

8.0% Senior Subordinated Notes, Due 2012

From March 2002 through May 29, 2003, we issued $650.0 million aggregate principal amount of 8.0% Senior Subordinated Notes, due 2012 (the 8.0% Notes). Interest on the 8.0% Notes is paid semiannually on March 15 and September 15 of each year, beginning September 15, 2002. The 8.0% Notes were issued under an indenture among us, certain of our subsidiaries (the guarantors) and the trustee.

On June 11, 2007 and June 18, 2007, we partially redeemed $300.0 million and $45.0 million, respectively, of our existing 8.0% Notes at a redemption price of 104% of the principal amount of the 8.0% Notes plus accrued and unpaid interest with net proceeds from the offering of the 3.0% Convertible Senior Notes, due 2027 (the 3.0% Notes) and cash on hand. As a result of the partial redemption, we recorded a loss from extinguishment of debt of $15.0 million representing the redemption premium and write-off of certain debt acquisition costs, a debt premium and an unamortized derivative asset.

In addition to the partial redemption noted above, during 2008, we repurchased, in the open market, $38.8 million of the 8.0% Notes at face value. As a result of these redemptions, we recorded a gain from extinguishment of debt of $0.4 million for the year ended December 31, 2008. We did not repurchase any 8.0% Notes in 2009.

As of December 31, 2009, we may redeem all of the 8.0% Notes at a redemption premium of 1.333%, reducing incrementally to 0.0% after March 15, 2010.

Interest expense was $18.0 million, $19.4 million and $34.0 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The weighted average interest rate for the 8.0% Notes including the amortization of its bond premium was 7.83% and 7.94% for the years ended December 31, 2009 and 2008, respectively.

6.0% Convertible Debentures, Due 2012

On June 15, 2005, we completed an exchange of our Series D Convertible Exchangeable Preferred Stock (the Preferred Stock) into 6.0 % Convertible Debentures, due 2012 (the 6.0% Debentures). The 6.0% Debentures mature September 15, 2012, and bear interest at a rate of 6.0% per annum, payable quarterly on each March 15, June 15, September 15 and December 15, beginning September 15, 2005. The 6.0% Debentures are convertible into Class A Common Stock at the option of the holders at a conversion price of $22.813 per share, subject to adjustment. The difference in the carrying amount of the Preferred Stock and the fair value of the 6.0% Debentures was recorded as a $31.7 million discount on the 6.0% Debentures and is being amortized over the life of the 6.0% Debentures using the effective interest method.

During 2009 and 2008, we redeemed, on the open market, $1.0 million and $18.1 million, respectively, of the 6.0% Debentures. In connection with these redemptions, we recorded a gain from extinguishment of debt of $0.4 million and $2.2 million for the years ended December 31, 2009 and 2008, respectively.

As of December 31, 2009, we may redeem all of the 6.0% Debentures at no redemption premium.

Interest expense was $8.0 million, $9.0 million, and $9.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The weighted average interest rate for the 6.0% Debentures including the amortization of its bond discount was 8.65% and 8.52% for the years ended December 31, 2009 and 2008, respectively.

9.25% Senior Secured Second Lien Notes, Due 2017

On October 29, 2009, we issued $500.0 million aggregate principal amount of the 9.25% Notes that mature on November 1, 2017, pursuant to an indenture, dated as of October 29, 2009 (the Indenture). The 9.25% Notes were priced at 97.264% of their par value and accrue interest at a rate of 9.25% beginning on the issue date. Interest on the 9.25% Notes will be paid on May 1 and November 1 of each year, beginning May 1, 2010. Prior to November 1, 2013, we may redeem the 9.25% Notes in whole, but not in part, at any time at a price equal to 100% of the principal amount of the 9.25% Notes plus accrued and unpaid interest, plus a "make-whole premium" as set forth in the Indenture. Beginning on November 1, 2013, we may redeem some or all of the 9.25% Notes at any time or from time to time at the redemption prices set forth in the Indenture. In addition, on or prior to November 1, 2012, we may redeem up to 35.0% of the 9.25% Notes using the proceeds of certain equity offerings. Upon the sale of certain of our assets or certain changes of control, the holders of the 9.25% Notes may require us to repurchase some or all of the 9.25% Notes.

The net proceeds from the offering of the 9.25% Notes were used to fund the tender offers for our 3.0% Notes and 4.875% Notes, to pay amounts outstanding under the 2006 Bank Credit Agreement and to pay fees and expenses related to the amendment and restatement of the Bank Credit Agreement and the transactions we entered into, as contemplated by the non-binding Memorandum of Understanding (the MOU) with Cunningham discussed in Note 11, *Related Party Transactions.* Approximately $435.5 million of the net proceeds from the offering were held in a cash collateral account until November 9, 2009, when $265.1 million and $106.0 million were released to fund the purchase of a portion of the 3.0% Notes and 4.875% Notes, respectively, pursuant to the tender offers. As of December 31, 2009, we held $64.4 million in a restricted cash collateral account to be used to redeem the remaining 3.0% Notes or 4.875% Notes until the expiration of the holders' put options in May 2010 and January 2011, respectively, at which times the funds held with respect to each series of notes will be released to us and may be used for general corporate purposes.

The weighted average interest rate for the 9.25% Notes including the amortization of its bond discount was 9.72% for the year ended December 31, 2009.

Interest expense was $8.3 million for the year ended December 31, 2009.

4.875% Convertible Senior Notes, Due 2018

During May 2003, we completed a private placement of $150.0 million aggregate principal amount of the 4.875% Notes. The 4.875% Notes were issued at par, mature on July 15, 2018, and have the following characteristics:

- the 4.875% Notes are convertible into shares of our Class A Common Stock at the option of the holder upon certain circumstances including certain debt downgrades. In June 2009, Moody's and S&P reduced the rating on the 4.875% Notes. As a result, any holder of the 4.875% Note may surrender all or any portion of their notes for a conversion into our Class A Common Stock at any time at the then-applicable conversion rate. The conversion price is $22.37 until March 31, 2011, at which time the conversion price increases quarterly until reaching $28.07 on July 15, 2018;

- the 4.875% Notes may be put to us at par on January 15, 2011 or called thereafter by us;

- the 4.875% Notes bear cash interest at an annual rate of 4.875% until January 15, 2011 and bear cash interest at an annual rate of 2.00% from January 15, 2011 through maturity;

- the principal amount of the 4.875% Notes will accrete to 125.66% of the original par amount from January 15, 2011 to maturity so that when combined with the cash interest, the yield to maturity of the 4.875% Notes will be 4.875% per year; and

- under certain circumstances, we will pay contingent cash interest to the holders of the 4.875% Notes during any six month period from January 15 to July 14 and from July 15 to January 14, commencing with the six month period beginning January 15, 2011.

During 2008, we redeemed, on the open market, $6.5 million of the 4.875% Notes. We recorded a $2.8 million gain from extinguishment of debt related to this redemption for the year ended December 31, 2008.

On October 8, 2009, we commenced tender offers to purchase for cash any and all of the outstanding 4.875% Notes. We offered to purchase each of the 4.875% Notes at a purchase price of $980 per $1,000 principal amount, plus accrued and unpaid interest, to, but excluding, the settlement date. The tender offers expired on November 5, 2009. As of that date, approximately $106.5 million of the 4.875% notes were tendered, resulting in a gain from extinguishment of debt of $0.2 million for the year ended December 31, 2009. As of December 31, 2009, the outstanding balance of the 4.875% Notes was $37.0 million.

On January 26, 2010, we commenced another tender offer for any and all of the outstanding 4.875% Notes. As of February 23, 2010, $14.3 million of our 4.875% Notes were tendered.

As of December 31, 2009, the conversion price of the 4.875% Notes was $22.37 per share and the number of Class A Common Stock that would be delivered upon conversion was 1,654,671.

The weighted average interest rate for the 4.875% Notes was 4.875% for the years ended December 31, 2009 and 2008, respectively.

Interest expense was $6.2 million for the year ended December 31, 2009 and $7.3 million for each of the years ended December 31, 2008 and 2007.

3.0% Convertible Senior Notes, Due 2027

On May 10, 2007, we completed an offering of $300.0 million aggregate principal amount of 3.0% Notes. Upon certain conditions, the 3.0% Notes are convertible into cash and, in certain circumstances, shares of Class A Common Stock. If the 3.0% Notes are converted into Class A Common Stock prior to maturity, they are convertible at an initial conversion price of $20.43 per share, subject to adjustment, which is equal to an initial conversion rate of approximately 48.9476 shares of Class A Common Stock per $1,000 principal amount of notes.

The 3.0% Notes may be surrendered for conversion at any time on or before November 15, 2026 if the following conditions are met:

- during any calendar quarter commencing after the date of original issuance of the 3.0% Notes, if the closing sale price of our Class A Common Stock, for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter preceding the quarter in which the conversion occurs, is more than 130% of the conversion price in effect on that last trading day;
- during the ten consecutive trading day period following any five consecutive trading day period in which the trading price for the 3.0% Notes for each such trading day was less than 95% of the closing sale price of our Class A Common Stock on such date multiplied by the then current conversion rate;
- if the 3.0% Notes have been called for redemption; or
- if we make certain significant distributions to our Class A Common Stock shareholders, we enter into specified corporate transactions or our Class A Common Stock ceases to be listed on The NASDAQ Global Select Market and is not listed for trading on another U.S. national or regional securities exchange.

The 3.0% Notes may be surrendered for conversion after November 15, 2026, and at any time prior to the close of business on the business day immediately preceding the maturity date regardless of whether any of the foregoing conditions have been satisfied. Upon a fundamental change, holders of the 3.0% Notes may require us to repurchase for cash all or part of their notes at a repurchase price equal to 100.0% of the principal amount plus accrued and unpaid interest. Holders of the 3.0% Notes will also have the right to require us to repurchase the notes for cash on May 15, 2010, May 15, 2017 and May 15, 2022, or any other such date to be determined by us at a repurchase price payable in cash equal to the aggregate principal amount plus accrued and unpaid interest (including contingent cash interest), if any, through the repurchase date. The 3.0% Notes require us to settle the principal amount in cash and the conversion spread in cash or net shares at our option.

We are required to pay contingent cash interest to the holders of the 3.0% Notes during any six-month period from May 15 to November 14 and from November 15 to May 14, commencing with the period beginning May 20, 2010 if the average note price for the applicable five trading day period equals 120% or more of the principal amount of such notes and in certain other circumstances. The amount of contingent cash interest payable per note in respect of any six-month period will equal 0.375% per year of the average note price for the applicable five trading day period. The 3.0% Notes may not be redeemed prior to May 20, 2010 and may thereafter be redeemed by us at par.

On May 18, 2007, the underwriters of the 3.0% Notes exercised their option to purchase up to an additional aggregate $45.0 million principal amount of the 3.0% Notes. The offering was made pursuant to our universal shelf registration statement previously filed with the Securities and Exchange Commission. Net costs associated with the offering totaled $6.7 million. These costs were capitalized and are being amortized as interest expense over the life of the debt.

On October 8, 2009, we commenced tender offers to purchase for cash any and all of the outstanding 3.0% Notes. We offered to purchase each of the 3.0% Notes at a purchase price of $980 per $1,000 principal amount, plus accrued and unpaid interest, to, but excluding, the settlement date. The tender offers expired on November 5, 2009. As of that date, approximately $266.6 million of the 3.0% notes were tendered, resulting in a gain from extinguishment of debt of $0.4 million for the year ended December 31, 2009. Additionally, during 2009, we redeemed, on the open market, $50.7 million of the 3.0% Notes. We recorded an $18.5 million gain from extinguishment of debt related to these redemptions for the year ended December 31, 2009. As of December 31, 2009, the outstanding balance of the 3.0% Notes was $27.7 million.

On January 26, 2010, we commenced another tender offer for any outstanding 3.0% Notes. As of February 23, 2010, $12.3 million of our 3.0% Notes were tendered.

During 2009, we were required to retrospectively adopt new accounting guidance that requires our 3.0% Notes to be bifurcated between its liability and equity components in a manner that reflects our nonconvertible debt borrowing rate when interest is expensed relative to the notes. For further information regarding the adoption of this guidance, see the *Recent Accounting Pronouncements* section in *Note 1. Nature of Operations and Summary of Significant Accounting Policies.*

As of December 31, 2009 and December 31, 2008, the carrying amount of the equity component of the 3.0% Notes was $30.4 million. As of December 31, 2009, after considering the effect of the tender offer completed in November 2009, the net carrying amount of the liability component was $27.4 million which is comprised of the principal amount of $27.7 million and the unamortized discount of $0.3 million. As of December 31, 2008 the net carrying amount of the liability component was $331.2 million which is comprised of the principal amount of $345.0 million and the unamortized discount of $13.8 million. The unamortized discount of $0.3 million as of December 31, 2009 will be amortized through May 15, 2010 which is the first date at which the holders of the 3.0% Notes have the right to require us to repurchase the notes for cash at par. The 3.0% Notes have call and put options features, therefore at the 3.0% Notes issuance date it was probable that they would be extinguished or refinanced by May 2010.

As of December 31, 2009, the conversion price of the 3.0% Notes was $19.65 per share and the number of shares of Class A Common Stock that would be delivered upon conversion was 1,407,990.

The effective interest rate on the liability portion of the 3.0% Notes at December 31, 2009 and 2008 was 6.35%. For the years ended December 31, 2009, 2008 and 2007, we recorded interest expense related to the contractual coupon on the debt of $7.9 million, $10.4 million and $6.6 million, respectively, and interest expense related to the amortization of the discount of $7.6 million, $10.1 million and $6.5 million, respectively.

Cunningham Bank Credit Facility

Cunningham, one of our consolidated VIEs, holds a $33.5 million term loan facility originally entered into on March 20, 2002, with an unrelated third party. Primarily all of Cunningham's assets are collateral for its term loan facility, which is non-recourse to us. On June 5, 2009, the administrative agent under Cunningham's bank credit facility declared an event of default under the facility for failure to timely deliver certain annual financial statements as required. As of such date, a rate of interest of LIBOR plus 5.0%, which rate includes a 2.0% default rate of interest, was instituted on all outstanding borrowings under the Cunningham bank credit facility. On June 30, 2009, the default was waived and the termination date of the Cunningham bank credit facility was extended to July 31, 2009, subject to certain conditions, including maintaining the default interest rate. On July 31, 2009, the Cunningham bank credit facility was further extended to October 30, 2009. The extension required that Cunningham make $0.2 million principal payments on its term loan facility as of the first day of each of August, September and October with the balance due on October 30, 2009. To avoid any potential bankruptcy of Cunningham, the lenders under Cunningham's existing credit facility indicated their willingness to replace such credit facility with a new credit facility, which was conditioned upon Cunningham's demonstration that it can repay the outstanding principal balance due under the facility within three years. The interest rate of the new credit facility is LIBOR plus 4.5% with a 2.0% floor. As a result, Cunningham asked us to restructure certain of its arrangements with us, including the LMAs, which negotiations led to the execution of the MOU and the consummation of the transactions contemplated therein. See *Note 11. Related Person Transactions* for more information.

Our Bank Credit Agreement contains certain cross-default provisions with certain material third-party licensees. As of December 31, 2009, Cunningham was the sole material third party licensee as defined in our Bank Credit Agreement. A default by a material third-party licensee including a default caused by insolvency would cause an event of default under our Bank Credit Agreement.

For the years ended December 31, 2009, 2008 and 2007, the interest expense relating to Cunningham's term loan facility was $1.8 million, $2.0 million and $2.3 million, respectively.

Other Operating Divisions Segment Debt

Other operating divisions segment debt includes the debt of our consolidated subsidiaries with non-broadcast related operations. This debt is non-recourse to us. Interest is paid on this debt at rates typically ranging from LIBOR plus 2.75% to a fixed 6.11% during 2009. During 2009, 2008 and 2007, interest expense on this debt was $3.8 million, $1.0 million and $0.6 million, respectively.

Summary

Notes payable, capital leases and the Bank Credit Agreement consisted of the following as of December 31, 2009 and 2008 (in thousands):

	2009	2008
2006 Bank Credit Agreement, Revolving Credit Facility	$ —	$ 84,636
2006 Bank Credit Agreement, Term Loan A	—	90,000
2006 Bank Credit Agreement, Term Loan A-1	—	225,000
Bank Credit Agreement, Term Loan B	**330,000**	—
Cunningham Term Loan Facility (non-recourse)	**32,900**	33,500
8.0% Senior Subordinated Notes, due 2012	**224,663**	224,663
6.0% Convertible Debentures, due 2012	**134,121**	135,156
9.25% Senior Secured Second Lien Notes, due 2017	**500,000**	—
4.875% Convertible Senior Notes, due 2018	**37,016**	143,519
3.0% Convertible Senior Notes, due 2027	**27,667**	345,000
Capital leases	**43,592**	52,979
Other operating divisions segment debt (all non-recourse)	**37,756**	19,301
	1,367,715	1,353,754
Plus: Premium on 8.0% Senior Subordinated Notes, due 2012	**2,734**	3,978
Less: Discount on Bank Credit Agreement, Term Loan B	**(6,449)**	—
Less: Discount on 6.0% Convertible Debentures, due 2012	**(11,639)**	(15,343)
Less: Discount on 9.25% Senior Secured Second Lien Notes, due 2017	**(13,481)**	—
Less: Discount on 3.0% Convertible Notes, due 2027	**(284)**	(13,817)
Less: Current portion	**(40,632)**	(67,066)
	$ 1,297,964	$ 1,261,506

Indebtedness under the notes payable, capital leases and the Bank Credit Agreement as of December 31, 2009 matures as follows (in thousands):

	Notes and Bank Credit Agreement (a)	Capital Leases	Total
2010	$ 40,243	$ 4,605	$ 44,848
2011	70,520	4,746	75,266
2012	379,944	4,900	384,844
2013	3,300	5,066	8,366
2014	6,914	5,452	12,366
2015 and thereafter	823,202	64,625	887,827
Total minimum payments	1,324,123	89,394	1,413,517
Plus: Premium on 8.0% Senior Subordinated Notes, due 2012	2,734	—	2,734
Less: Discount on Term Loan B	(6,449)	—	(6,449)
Less: Discount on 6.0% Convertible Debentures, due 2012	(11,639)	—	(11,639)
Less: Discount on 9.25% Notes, due 2017	(13,481)	—	(13,481)
Less: Discount on 3.0% Notes, due 2027	(284)	—	(284)
Less: Amount representing interest	—	(45,802)	(45,802)
	$ 1,295,004	$ 43,592	$ 1,338,596

(a) The 3.0% Notes and 4.875% Notes may be put to us at par in May 2010 and January 2011, respectively. The table above presents the face value of the Notes in the accelerated period that the principal payment of the notes could be due. If the 3.0% Notes and 4.875% Notes are not put to us, and we do not call them, they would be scheduled to mature on May 2027 and July 2018.

Substantially all of our stock in our wholly-owned subsidiaries has been pledged as security for the Bank Credit Agreement.

As of December 31, 2009, our broadcast segment had 27 capital leases with non-affiliates, including 26 tower leases and one building lease and our other operating divisions segment had 3 capital equipment leases and one building lease. All of our tower leases will expire within the next 29 years and the building lease will expire within the next 9 years. Most of our leases have 5-10 year renewal options and it is expected that these leases will be renewed or replaced within the normal course of business. For more information related to our affiliate notes and capital leases, see *Note 11. Related Person Transactions.*

We filed a $500.0 million universal shelf registration statement with the SEC which became effective April 22, 2009. We may use the universal shelf registration statement to issue common and preferred equity, debt securities and securities convertible into equity.

6. PROGRAM CONTRACTS PAYABLE:

Future payments required under program contracts as of December 31, 2008 were as follows (in thousands):

2010	$ 91,995
2011	24,540
2012	15,535
2013	8,373
Total	140,443
Less: Current portion	(91,995)
Long-term portion of program contracts payable	$ 48,448

Each future periods' film liability includes contractual amounts owed, however, what is contractually owed does not necessarily reflect what we are expected to pay during that period. While we are contractually bound to make the payments reflected in the table during the indicated periods, industry protocol typically enables us to make film payments on a three-month lag. Included in the current portion amounts are payments due in arrears of $23.8 million. In addition, we have entered into non-cancelable commitments for future program rights aggregating $70.0 million as of December 31, 2009.

We perform a net realizable value calculation quarterly for each of our non-cancelable commitments in accordance with FASB guidance on Financial Reporting for Broadcasters. We utilize sales information to estimate the future revenue of each commitment and measure that amount against the commitment. If the estimated future revenue is less than the amount of the commitment, a loss is recorded in amortization of program contract costs and net realizable value adjustments in the consolidated statements of operations.

7. COMMON STOCK:

Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share, except for votes relating to "going private" and certain other transactions. The Class A Common Stock and the Class B Common Stock vote together as a single class, except as otherwise may be required by Maryland law, on all matters presented for a vote. Holders of Class B Common Stock may at any time convert their shares into the same number of shares of Class A Common Stock. During 2009, 2,000,000 Class B Common Stock converted into Class A Common Stock shares. During 2008, none of the Class B Common Stock shares were converted into Class A Common Stock shares.

Our Bank Credit Agreement and some of our subordinated debt instruments have restrictions on our ability to pay dividends. Under the indentures governing the 8.0% Notes and 9.25% Notes, we are restricted from paying dividends on our common stock unless certain specified conditions are satisfied, including that:

- no event of default then exists under the indenture or certain other specified agreements relating to our indebtedness; and
- after taking into account the dividends payment, we are within certain restricted payment requirements contained in the indenture.

In addition, under certain of our senior unsecured debt, the payment of dividends is not permissible during a default thereunder.

No dividend payments were made in 2009. The 2008 dividends declared were as follows:

For the quarter ended	Quarterly Dividend Per Share	Annual Dividend Per Share	Date dividends were paid
March 31, 2008	$ 0.200	$ 0.800	April 14, 2008
June 30, 2008	$ 0.200	$ 0.800	July 14, 2008
September 30, 2008	$ 0.200	$ 0.800	October 10, 2008
December 31, 2008	$ 0.200	$ 0.800	January 12, 2009

On February 5, 2008, our Board of Directors renewed its authorization to repurchase up to $150.0 million of the Class A Common Stock on the open market or through private transactions. During 2009, we repurchased approximately 1.5 million shares of Class A Common Stock for approximately $1.5 million on the open market, including transaction costs. During 2008, we repurchased approximately 6.7 million shares of Class A Common Stock for approximately $29.8 million on the open market, including transaction cost.

8. DERIVATIVE INSTRUMENTS:

We enter into derivative instruments primarily to reduce the impact of changing interest rates on our floating rate debt and to reduce the impact of changing fair market values on our fixed rate debt.

Our losses resulting from prior to 2006 terminations of fixed to floating interest rate agreements were reflected as a discount on our fixed rate debt and were being amortized to interest expense through December 15, 2007, the original expiration date of the terminated swap agreements. For the year ended December 31, 2007, amortization of the discount of $0.4 million was recorded as interest expense.

On April 20, 2006, we terminated two of our derivative instruments with a cash payment of $3.8 million, the aggregate fair value of the derivative liabilities on that date. These swap agreements were accounted for as fair value hedges and changes in their fair market values were reflected as adjustments to the carrying value of the underlying debt that was being hedged. Therefore, on the termination date, the carrying value of the underlying debt was adjusted to reflect the $3.8 million payment and that amount is being treated as a discount on the underlying debt that was being hedged and is being amortized over its remaining life. Amortization of the discount of $0.2 million and $0.4 million was recorded as interest expense for the years ended December 31, 2008 and 2007, respectively.

As of January 1, 2008, we had two remaining derivative instruments. Both of these instruments were interest rate swap agreements. One of these swap agreements, with a notional amount of $180.0 million and an expiration date of March 15, 2012, was accounted for as a fair value hedge; therefore, any changes in its fair market value were reflected as an adjustment to the carrying value of our 8.0% Notes, which was the underlying debt being hedged. The interest we paid on the $180.0 million swap was variable based on the three-month LIBOR plus 2.28% and the interest we received was fixed at 8.0%. The other interest rate swap, with a notional amount of $120.0 million and an expiration date of March 15, 2012, was undesignated as a fair value hedge in 2006 due to a reassignment of the counterparty; therefore, any subsequent changes in the fair market value were reflected as an adjustment to income. The interest we paid on the $120.0 million swap was variable based on the three-month LIBOR plus 2.35% and the interest we received was fixed at 8.0%.

In February 2008, the counterparty to our then existing interest rate swap agreements, elected to change the termination dates of the $180.0 million and $120.0 million swaps to March 25, 2008 and March 26, 2008, respectively. We received a termination fee of $3.2 million from the counterparty for the early termination of the $120.0 million swap. After the removal of the related $2.4 million derivative asset from our consolidated balance sheet, the resulting $0.8 million, along with $0.2 million of interest was recorded in gain from derivative instruments in the consolidated statements of operations. We received a termination fee of $4.8 million from the counterparty for the early termination of the $180.0 million swap. The carrying value of the underlying debt was adjusted to reflect the $4.8 million termination fee and that amount is treated as a premium on the underlying debt that was being hedged and is amortized over its remaining life as a reduction to interest expense. The total termination fees received of $8.0 million are included in the cash flows from financing activities section of the consolidated statement of cash flows for the year ended December 31, 2008.

In March 2009, a company in our other operating divisions segment was required to enter into an interest rate swap agreement pursuant to its underlying credit agreement. The swap fixes the interest rate on its variable rate debt which is non-recourse to us. The notional amount of the swap is $10.0 million and the expiration date is February 28, 2011. The interest we pay on the swap is fixed at 1.59% and we receive interest based on three-month LIBOR. The swap is accounted for as a derivative and changes in the fair market value are reflected as an adjustment to income. For the year ended December 31, 2009, we recorded $0.1 million as loss on derivative instrument related to this swap agreement.

As of December 31, 2009, we have derivative instruments related to contingent cash interest features in our 4.875% Convertible Senior Notes, due 2018 and 3.0% Convertible Senior Notes, due 2027, which had negligible fair values.

9. INCOME TAXES:

The (benefit) provision for income taxes consisted of the following for the years ended December 31, 2009, 2008 and 2007 (in thousands):

	2009	2008	2007
(Benefit) provision for income taxes - continuing operations	$ **(32,512)**	$ (121,363)	$ 16,163
Provision (benefit) for income taxes - discontinued operations	**350**	358	(270)
Provision for income taxes - sale of discontinued operations	**—**	—	489
	$ **(32,162)**	$ (121,005)	$ 16,382
Current:			
Federal	$ **(7,882)**	$ 76	$ (17,819)
State	**669**	(4)	(3,005)
	(7,213)	72	(20,824)
Deferred:			
Federal	**(25,598)**	(115,587)	31,802
State	**649**	(5,490)	5,404
	(24,949)	(121,077)	37,206
	$ **(32,162)**	$ (121,005)	$ 16,382

The following is a reconciliation of federal income taxes at the applicable statutory rate to the recorded provision from continuing operations:

	2009	2008	2007
Federal income tax (benefit) provision at statutory rate	**(35.0%)**	(35.0%)	35.0%
Adjustments-			
State income taxes, net of federal effect	**(0.3%)**	(1.3%)	5.6%
Non-deductible expense items	**18.0%**	3.9%	3.0%
Change in tax reserves	**0.4%**	—	(7.5%)
Beginning of the year valuation allowance	**—**	—	3.7%
Change related to reassessment of state apportionment methodologies	**—**	—	6.3%
Other	**(2.4%)**	(0.6%)	3.1%
(Benefit) provision for income taxes	**(19.3%)**	(33.0%)	49.2%

The non-deductible expense items include the tax effect of $27.9 million and $5.4 million relating to the impairment of goodwill and $2.0 million and $8.3 million relating to the impairment of FCC licenses that were not deductible for income tax purposes for the years ended December 31, 2009 and 2008, respectively.

During 2007, the statute of limitations expired for certain state income tax returns for 1999 through 2003. As a result, we released $4.9 million of discrete tax and related interest reserves, of which $3.9 million and $1.2 million were recorded as a reduction of income tax provision for continuing operations and discontinued operations, respectively.

We increased our beginning-of-the-year valuation allowance balances by $1.2 million for the year ended December 31, 2007 to reflect a change in judgment with respect to the realizability of certain state tax attributes.

During the year ended December 31, 2007, we recorded a deferred tax expense of $2.1 million in continuing operations primarily related to change in our state tax apportionment factors resulting in an increase in our deferred tax liabilities.

Temporary differences between the financial reporting carrying amounts and the tax basis of assets and liabilities give rise to deferred taxes. Total deferred tax assets and deferred tax liabilities as of December 31, 2009 and 2008 were as follows (in thousands):

	2009	2008
Current and Long-Term Deferred Tax Assets:		
Net operating losses	$ **99,008**	$ 87,048
FCC licenses	**31,725**	23,709
Intangibles	**11,774**	13,471
Other	**25,401**	38,273
	167,908	162,501
Valuation allowance for deferred tax assets	**(76,834)**	(84,837)
Total deferred tax assets	$ **91,074**	$ 77,664
Current and Long-Term Deferred Tax Liabilities		
FCC licenses	$ **(9,814)**	$ (22,305)
Intangibles	**(173,836)**	(183,877)
Fixed assets	**(24,424)**	(28,629)
Contingent interest obligations	**(51,044)**	(34,787)
Other	**(1,898)**	(3,095)
Total deferred tax liabilities	**(261,016)**	(272,693)
Net tax liabilities	$ **(169,942)**	$ (195,029)

Our remaining federal and state net operating losses will expire during various years from 2010 to 2029. The pre-valuation-allowance tax effects of the federal net operating losses were $17.4 and $9.5 million as of December 31, 2009 and December 31, 2008, respectively. The pre-valuation-allowance tax effects of the state net operating losses were $81.6 million and $77.5 million as of December 31, 2009 and December 31, 2008, respectively. The above-mentioned tax attributes were recorded in the deferred tax accounts in the accompanying consolidated balance sheets.

We establish valuation allowances in accordance with the guidance related to accounting for income taxes. In evaluating our ability to realize net deferred tax assets, we consider all available evidence, both positive and negative, including our past operating results, tax planning strategies and forecasts of future taxable income. In considering these sources of taxable income, we must make certain assumptions and judgments that are based on the plans and estimates used to manage our underlying businesses. A valuation allowance has been provided for deferred tax assets based on past operating results, expected timing of the reversals of existing temporary book/tax basis differences, alternative tax strategies and projected future taxable income. Although realization is not assured for the remaining deferred tax assets, we believe it is more likely than not that they will be realized in the future. During the year ended December 31, 2009, we decreased our valuation allowances by $8.0 million. The change in valuation allowance was primarily due to the removal of the fully valued federal net operating losses related to the closure of the Acrodyne business.

We adopted the guidance regarding accounting for uncertainty in income taxes on January 1, 2007. The adoption of this guidance did not cause a material change to our contingent liability for unrecognized tax benefits. We decreased the January 1, 2007 balance in accumulated deficit position by $0.6 million to apply the cumulative effect related to the adoption. As of the date of adoption, we had $32.9 million of gross unrecognized tax benefits. Of this total, $17.6 million (net of federal effect on state tax issues) and $7.8 million (net of federal effect on state tax issues) represent the amounts of unrecognized tax benefits that, if recognized, would favorably affect our effective tax rates from continuing operations and discontinued operations, respectively.

As of December 31, 2009, we had $26.1 million of gross unrecognized tax benefits. Of this total, $15.0 million (net of federal effect on state tax issues) and $6.8 million (net of federal effect on state tax issues) represent the amounts of unrecognized tax benefits that, if recognized, would favorably affect our effective tax rates from continuing operations and discontinued operations, respectively. As of December 31, 2008, we had $26.1 million of gross unrecognized tax benefits. Of this total, $14.7 million (net of federal effect on state tax issues) and $6.9 million (net of federal effect on state tax issues) represent the amounts of unrecognized tax benefits that, if recognized, would favorably affect our effective tax rates from continuing operations and discontinued operations, respectively.

The following table summarizes the activity related to our accrued unrecognized tax benefits (in thousands):

	2009	2008	2007
Balance at January 1,	$ **26,088**	$ 27,972	$ 32,913
Increases (reductions) related to prior years tax position	**146**	(1,017)	(649)
Increases related to current year tax positions	**104**	167	600
Reductions related to settlements with taxing authorities	**(76)**	(501)	(683)
Reductions related to expiration of the applicable statute of limitations	**(114)**	(533)	(4,209)
Balance at December 31,	$ **26,148**	$ 26,088	$ 27,972

In addition, we recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. We recognized $1.1 million, $1.4 million and $0.4 million of income tax expense for interest related to uncertain tax positions for the years ended December 31, 2009, 2008 and 2007, respectively.

Management periodically performs a comprehensive review of our tax positions and accrues amounts for tax contingencies. Based on these reviews, the status of on-going audits and the expiration of applicable statute of limitations, these accruals are adjusted as necessary. The resolution of audits is unpredictable and could result in tax liabilities that are significantly higher or lower than for what we have provided. Amounts accrued for these tax matters are included in the table above and long-term liabilities in our consolidated balance sheets. We believe that adequate accruals have been provided for all years.

We are subject to U.S. federal income tax as well as income tax of multiple state jurisdictions. All of our 2006 and subsequent federal and state tax returns remain subject to examination by various tax authorities. Some of our pre-2006 federal and state tax returns may also be subject to examination. In addition, our 2006 and 2007 federal tax returns are currently under audit, and several of our subsidiaries are currently under state examinations for various years. We do not anticipate the resolution of these matters will result in a material change to our consolidated financial statements. In addition, it is reasonably possible that various statutes of limitations could expire by December 31, 2010. We do not expect such expirations, if any, would significantly change our unrecognized tax benefits over the next twelve months.

We recognized a $0.3 million net tax provision, $0.3 million net tax provision and $0.5 million net tax benefit for the years ended December 31, 2009, 2008 and 2007, respectively, primarily attributable to the net adjustment of certain tax contingencies regarding tax returns related to discontinued operations.

10. COMMITMENTS AND CONTINGENCIES:

Litigation

We are a party to lawsuits and claims from time to time in the ordinary course of business. Actions currently pending are in various preliminary stages and no judgments or decisions have been rendered by hearing boards or courts in connection with such actions. After reviewing developments to date with legal counsel, our management is of the opinion that the outcome of our pending and threatened matters will not have a material adverse effect on our consolidated balance sheets, consolidated statements of operations or consolidated statements of cash flows.

FCC License Renewals

In 2004, we filed with the FCC an application for the license renewal of WBFF-TV in Baltimore, Maryland. Subsequently, an individual named Richard D'Amato filed a petition to deny the application. In 2004, we also filed with the FCC applications for the license renewal of television stations: WXLV-TV, Winston-Salem, North Carolina; WMYV-TV, Greensboro, North Carolina; WLFL-TV, Raleigh/Durham, North Carolina; WRDC-TV, Raleigh/Durham, North Carolina; WLOS-TV, Asheville, North Carolina and WMMP-TV, Charleston, South Carolina. An organization calling itself "Free Press" filed a petition to deny the renewal applications of these stations and also the renewal applications of two other stations in those markets, which we program pursuant to LMAs: WTAT-TV, Charleston, South Carolina and WMYA-TV (formerly WBSC-TV), Anderson, South Carolina. Several individuals and an organization named "Sinclair Media Watch" also filed informal objections to the license renewal applications of WLOS-TV and WMYA-TV, raising essentially the same arguments presented in the Free Press petition. The FCC is in the process of considering these renewal applications and we believe the objections have no merit.

On August 1, 2005, we filed applications with the FCC requesting renewal of the broadcast licenses for WICS-TV and WICD-TV in Springfield/Champaign, Illinois. Subsequently, various viewers filed informal objections requesting that the FCC deny these renewal applications. On September 30, 2005, we filed an application with the FCC for the renewal of the broadcast license for KGAN-TV in Cedar Rapids, Iowa. On December 28, 2005, an organization calling itself "Iowans for Better Local Television" filed a petition to deny that application. In April 2009, the FCC granted the license renewal application for WICD-TV and KGAN-TV. The FCC is in the process of considering the WICS-TV renewal application and we believe the objections and petitions requesting denial have no merit.

On August 1, 2005, we filed applications with the FCC requesting renewal of the broadcast licenses for WCGV-TV and WVTV-TV in Milwaukee, Wisconsin. On November 1, 2005, the Milwaukee Public Interest Media Coalition filed a petition to deny these renewal applications. On June 13, 2007, the Video Division of the FCC denied the petition to deny, and subsequently, the Milwaukee Public Interest Media Coalition filed a petition for reconsideration of that decision, which we opposed. In July 2008, the Video Division granted the renewal application of WVTV-TV and separately denied the Milwaukee Public Interest Media Coalition's petition for reconsideration. On August 11, 2008, the Milwaukee Public Interest Media Coalition filed another petition for reconsideration of the decision, which we opposed. On January 12, 2010, the FCC dismissed the second petition for reconsideration. The WCGV-TV renewal of license application remains pending.

On February 27, 2006, James Pennino purportedly filed a petition to deny the license renewal application of WUCW-TV in Minneapolis, Minnesota. Despite not having found any official record of the filing, we opposed the petition and the renewal application is pending.

On March 29, 2007, we filed an application with the FCC requesting renewal of the broadcast license for WPMY-TV in Pittsburgh, Pennsylvania. On October 14, 2008, the FCC issued a letter admonishing WPMY-TV for broadcasting an episode of a children's program provided by the WB Network that contained a commercial in which the image of the program's main character was visible, in violation of the FCC's children's programming regulations. In April 2009, the FCC granted the license renewal application.

The license renewal for WUHF-TV in Rochester, New York, had been pending since the license expired June 1, 2007. In April 2009, the FCC granted the license renewal application.

The FCC has found that some network programming broadcast contains indecent material, including partial nudity or unacceptable language. We believe the FCC standards relating to indecency have been inconsistently applied. The FCC is currently withholding action on a number of station renewal applications due to indecency complaints, and in other cases has taken action only after licensees, including us, have entered into agreements tolling the statute of limitations on such matters. A number of appeals of the FCC's indecency rulings are currently being contested. On April 28, 2009 the Supreme Court overturned a decision of the U.S. Court of Appeals for the Second Circuit and held that the FCC's indecency policy regarding "fleeting expletives" was not arbitrary and capricious. However, the Supreme Court did not rule on whether or not the FCC's "fleeting expletives" policy violated the First Amendment, and remanded the case to the Second Circuit to rule on the constitutional issue. At this time, the matter remains pending. This decision and the FCC's unclear policy make it difficult for us to determine what may be indecent programming, and makes it difficult to air "live" programming.

Under FCC rules, the licensee of a station has continuing authority to operate a station for which it has a pending renewal application until the FCC takes final action on that application.

Other FCC Adjudicatory Proceedings

On July 21, 2005, we filed with the FCC an application to acquire the license and non-license television broadcast assets of WNAB-TV in Nashville, Tennessee. The Rainbow/PUSH Coalition (Rainbow/PUSH) filed a petition to deny that application and also requested that the FCC initiate a hearing to investigate whether WNAB-TV was improperly operated with WZTV-TV and WUXP-TV, two of our stations located in the same market as WNAB-TV. The FCC is in the process of considering the transfer of the broadcast license and we believe the Rainbow/PUSH petition has no merit.

On March 15, 2006, the FCC issued a Notice of Apparent Liability for forfeiture (NAL) in the amount of $32,500 per station to a number of CBS affiliated and owned and operated stations, including KGAN-TV in Cedar Rapids, Iowa. The NAL alleged that the stations broadcast indecent material contained in an episode of "Without a Trace," a CBS network program that aired on December 31, 2004 at 9:00 p.m. CBS opposed the NAL but has not agreed to indemnify its affiliates for the full amount of this liability, if any. We cannot predict the outcome of this proceeding or the effect of any adverse outcome on the station's license renewal application.

On August 11, 2006, the FCC sent a letter to us requesting information regarding the broadcast of video news releases, by WBFF-TV in Baltimore, Maryland, KOKH-TV in Oklahoma City, Oklahoma, WLFL-TV in Raleigh, North Carolina, WPGH-TV in Pittsburgh, Pennsylvania, WSYX-TV in Columbus, Ohio, WVTV-TV in Milwaukee, Wisconsin and KGAN-TV in Cedar Rapids, Iowa, without proper sponsorship identification in alleged violation of federal law and the FCC's rules. We denied that the stations violated federal law or the FCC's rules. The FCC's inquiry proceeding is pending.

On November 7, 2006, the FCC sent a letter to us requesting information regarding the broadcast of certain programs, by forty-one stations licensed to us and three stations previously licensed to us, without proper sponsorship identification in alleged violation of federal law and the FCC's rules. We denied that the stations violated federal law or the FCC's rules. On July 23, 2007, the FCC dismissed the complaints and closed its investigation with respect to thirty-five of the stations. On October 18, 2007, the FCC issued a NAL, proposing to fine the remaining nine stations, a total of $36,000 for allegedly violating the sponsorship identification rules. We opposed the FCC's determination and the proceeding remains pending.

On April 26, 2007, the FCC sent letters to two of our stations, WUHF-TV in Rochester, New York and WSYX-TV in Columbus, Ohio, requesting information regarding the broadcast of certain video news releases without proper sponsorship identification in alleged violation of federal law and the FCC's rules. We denied that the stations violated federal law or the FCC's rules. The inquiry proceeding is in process.

On May 1, 2007, the FCC sent a letter to WRLH-TV in Richmond, Virginia, requesting information regarding the alleged broadcast of indecent material during an advertisement. We denied that the station broadcast indecent material. The inquiry proceeding is in process.

Operating Leases

We have entered into operating leases for certain property and equipment under terms ranging from one to 15 years. The rent expense from continuing operations under these leases, as well as certain leases under month-to-month arrangements, for the years ended December 31, 2009, 2008 and 2007 was approximately $4.1 million, $4.3 million and $5.0 million, respectively.

Future minimum payments under the leases are as follows (in thousands):

2010	$	2,869
2011		2,513
2012		2,212
2013		1,876
2014		1,738
2015 and thereafter		3,850
	$	15,058

We had no material outstanding letters of credit as of December 31, 2009.

Network Affiliation Agreements

Our 58 television stations that we own and operate, or to which we provide programming services or sales services, are affiliated as follows: FOX (20 stations); MyNetworkTV (17 stations; as of September 2009 no longer treated as a network affiliation, however is branded as such); ABC (9 stations); The CW (9 stations); CBS (2 stations) and NBC (1 station). With the exception of MyNetworkTV, the networks produce and distribute programming in exchange for each station's commitment to air the programming at specified times and for commercial announcement time during programming. The amount and quality of programming provided by each network varies.

The non-renewal or termination of any of our other network affiliation agreements would prevent us from being able to carry programming of the relevant network. This loss of programming would require us to obtain replacement programming, which may involve higher costs and which may not be as attractive to our target audiences, resulting in reduced revenues. Upon the termination of any of the above affiliation agreements, we would be required to establish a new affiliation agreement with another network or operate as an independent station. At such time, the remaining value of the network affiliation asset could become impaired and we would be required to write down the value of the asset to its estimated fair value. As of December 31, 2009, the net book value of network affiliation assets was $122.4 million.

As of December 31, 2009, we had 20 MyNetworkTV affiliates, including three affiliates operating on a digital sub-channel only. On February 9, 2009, MyNetworkTV announced that it was moving to a new program services model pursuant to which it would obtain for its affiliates popular programming that has previously aired on other networks, rather than continuing to provide first-run programming as is generally the case in a typical network model. MyNetworkTV advised us that in connection with this change to what it refers to as a "hybrid" model, it believes it had the right to terminate all of its existing affiliate agreements and negotiate new agreements for this programming service with the television stations that have been MyNetworkTV affiliates. On

March 3, 2009, we received notice from MyNetworkTV claiming that it had ceased to exist as a network and therefore, was terminating each of our affiliation agreements effective September 26, 2009. On March 25, 2009, each of our subsidiaries that owned or operated stations which were affiliated with MyNetworkTV entered into an agreement, effective September 28, 2009 with a party related to MyNetworkTV to provide such stations with programming during the following year for the time periods previously programmed by MyNetworkTV, excluding programming for Saturday night. This programming agreement is accounted for as a station barter arrangement. The amortization related to our network affiliation intangible assets associated with MyNetworkTV stations was accelerated during 2009, resulting in zero asset balances remaining as of September 30, 2009.

On October 30, 2009, our affiliation agreements of the stations owned, programmed and/or to which we provide services that are affiliated with the CW were extended for an additional year to August 31, 2011.

Our ABC network affiliation agreements were scheduled to expire December 31, 2009. We extended these affiliation agreements until March 31, 2010, while we continue negotiations. As of December 31, 2009, the net book value of our ABC network affiliation assets was $75.7 million.

On February 12, 2010, we entered into a network affiliation agreement with The CW expiring on August 31, 2011. Effective April 26, 2010 KMYS-TV in San Antonio, Texas will switch from MyNetworkTV to the CW.

Changes in the Rules on Television Ownership and Local Marketing Agreements

Certain of our stations have entered into what have commonly been referred to as local marketing agreements or LMAs. One typical type of LMA is a programming agreement between two separately owned television stations serving the same market, whereby the licensee of one station programs substantial portions of the broadcast day and sells advertising time during such programming segments on the other licensee's station subject to the ultimate editorial and other controls being exercised by the latter licensee. We believe these arrangements allow us to reduce our operating expenses and enhance profitability.

In 1999, the FCC established a new local television ownership rule and decided to attribute LMAs for ownership purpose. It grandfathered LMAs that were entered into prior to November 5, 1996, permitting the applicable stations to continue operations pursuant to the LMAs until the conclusion of the FCC's 2004 biennial review. The FCC stated it would conduct a case-by-case review of grandfathered LMAs and assess the appropriateness of extending the grandfathering periods. Subsequently, the FCC invited comments as to whether, instead of beginning the review of the grandfathered LMAs in 2004, it should do so in 2006. The FCC did not initiate any review of grandfathered LMAs in 2004 or as part of its 2006 quadrennial review. We do not know when, or if, the FCC will conduct any such review of grandfathered LMAs. With respect to LMAs executed on or after November 5, 1996, the FCC required that parties come into compliance with the 1999 local television ownership rule by August 6, 2001. We challenged the 1999 local television ownership rule in the U.S. Court of Appeals for the D.C. Circuit, and that court stayed the enforcement of the divestiture of the post-November 5, 1996 LMAs. In 2002, the D.C. Circuit ruled in *Sinclair Broadcast Group, Inc. v. F.C.C.*, 284 F.3d 114 (D.C. Cir. 2002) that the 1999 local television ownership rule was arbitrary and capricious and remanded the rule to the FCC.

In 2003, the FCC revised its ownership rules, including the local television ownership rule. The effective date of the 2003 ownership rules was stayed by the U. S. Court of Appeals for the Third Circuit and the rules were remanded to the FCC. Because the effective date of the 2003 ownership rules had been stayed and, in connection with the adoption of those rules, the FCC concluded the 1999 rules could not be justified as necessary in the public interest, we took the position that an issue exists regarding whether the FCC has any current legal right to enforce any rules prohibiting the acquisition of television stations. Several parties, including us, filed petitions with the Supreme Court of the United States seeking review of the Third Circuit decision, but the Supreme Court denied the petitions in June 2005.

In July 2006, as part of the FCC's statutorily required quadrennial review of its media ownership rules, the FCC released a Further Notice of Proposed Rule Making seeking comment on how to address the issues raised by the Third Circuit's decision, among other things, remanding the local television ownership rule. In January 2008, the FCC released an order containing its current ownership rules, which re-adopted its 1999 local television ownership rule. On February 29, 2008, several parties, including us, separately filed petitions for review in a number of federal appellate courts challenging the FCC's current ownership rules. By lottery, those petitions were consolidated in the U.S. Court of Appeals for the Ninth Circuit. In July 2008, several parties, including us, filed motions to transfer the consolidated proceedings to the U.S. Court of Appeals for the D.C. Circuit and other parties requested transfer to the U.S. Court of Appeals for the Third Circuit. In November 2008, the Ninth Circuit transferred the consolidated proceedings to the Third Circuit and the proceedings are pending.

On November 15, 1999, we entered into a plan and agreement of merger to acquire through merger WMYA-TV (formerly WBSC-TV) in Anderson, South Carolina from Cunningham Broadcasting Corporation (Cunningham), but that transaction was denied by the FCC. In light of the change in the 2003 ownership rules, we filed a petition for reconsideration with the FCC and amended our application to acquire the license of WMYA-TV. We also filed applications in November 2003 to acquire the license assets of the remaining five Cunningham stations: WRGT-TV, Dayton, Ohio; WTAT-TV, Charleston, South Carolina; WVAH-TV, Charleston, West Virginia; WNUV-TV, Baltimore, Maryland; and WTTE-TV, Columbus, Ohio. Rainbow/PUSH filed a petition to deny these five applications and to revoke all of our licenses. The FCC dismissed our applications in light of the stay of the 2003 ownership rules and also denied the Rainbow/PUSH petition. Rainbow/PUSH filed a petition for reconsideration of that denial and we filed an application for review of the dismissal. In 2005, we filed a petition with the U. S. Court of Appeals for the D. C. Circuit requesting that the Court direct the FCC to take final action on our applications, but that petition was dismissed. On January 6, 2006, we submitted a motion to the FCC requesting that it take final action on our applications. The applications and the associated petition to deny are still pending. We believe the Rainbow/PUSH petition is without merit. On February 8, 2008, we filed a petition with the U.S. Court of Appeals for the D.C. Circuit requesting that the Court direct the FCC to act on our assignment applications and cease its use of the 1999 local television ownership rule that it re-adopted as the permanent rule in 2008. In July 2008, the D.C. Circuit transferred the case to the U.S. Court of Appeals for the Ninth Circuit, and we filed a petition with the D.C. Circuit challenging that decision, which was denied. We also filed with the Ninth Circuit a motion to transfer that case back to the D.C. Circuit. In November 2008, the Ninth Circuit consolidated our petition seeking final FCC action on our applications with the petitions challenging the FCC's current ownership rules and transferred the consolidated proceedings to the Third Circuit. In December 2008, we agreed voluntarily with the parties to our proceeding to dismiss our petition seeking final FCC action on our applications.

If we are required to terminate or modify our LMAs, our business could be affected in the following ways:

Losses on investments. As part of our LMA arrangements, we own the non-license assets used by the stations with which we have LMAs. If certain of these LMA arrangements are no longer permitted, we would be forced to sell these assets, restructure our agreements or find another use for them. If this happens, the market for such assets may not be as good as when we purchased them and, therefore, we cannot be certain that we will recoup our original investments.

Termination penalties. If the FCC requires us to modify or terminate existing LMAs before the terms of the LMAs expire, or under certain circumstances, we elect not to extend the terms of the LMAs, we may be forced to pay termination penalties under the terms of some of our LMAs. Any such termination penalty could be material.

11. RELATED PERSON TRANSACTIONS:

David, Frederick, Duncan and Robert Smith (collectively, the controlling shareholders) are brothers and hold substantially all of the Class B Common Stock and some of our Class A Common Stock. We engaged in the following transactions with them and/or entities in which they have substantial interests.

Related Person Leases. Certain assets used by us and our operating subsidiaries are leased from Cunningham Communications Inc., Keyser Investment Group, Gerstell Development Limited Partnership and Beaver Dam, LLC (entities owned by the controlling shareholders). Lease payments made to these entities were $4.7 million, $4.8 million and $5.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Bay TV. In January 1999, we entered into a LMA with Bay Television, Inc. (Bay TV), which owns the television station WTTA-TV in the Tampa/St. Petersburg, Florida market. Our controlling shareholders own a substantial portion of the equity of Bay TV. Lease payments made to Bay TV were $1.7 million for each of the years ended December 31, 2009, 2008 and 2007. We received $0.5 million for each of the years ended December 31, 2009, 2008 and 2007 from Bay TV for certain equipment leases. Additional payments of $1.3 million, $1.5 million and $1.8 million were made during the years ended December 31, 2009, 2008 and 2007, respectively, related to the excess adjusted broadcast cash flow for the prior years.

Notes and capital leases payable to affiliates consisted of the following as of December 31, 2009 and 2008 (in thousands):

	2009	2008
Capital lease for building, interest at 7.93%	$ **1,312**	$ 2,003
Capital lease for building, interest at 6.62%	**10,025**	10,673
Capital leases for broadcasting tower facilities, interest at 9.0%	**4,033**	4,319
Capital leases for broadcasting tower facilities, interest at 10.5%	**5,074**	8,225
Liability payable to affiliate for local marketing agreement, interest at 7.69%	**5,913**	7,129
Capital leases for building and tower, interest at 8.25%	**1,355**	1,357
	27,712	33,706
Less: Current portion	**(2,995)**	(2,845)
	$ **24,717**	$ 30,861

Notes and capital leases payable to affiliates as of December 31, 2009 mature as follows (in thousands):

2010	$	5,669
2011		5,438
2012		5,008
2013		5,117
2014		3,507
2015 and thereafter		20,760
Total minimum payments due		45,499
Less: Amount representing interest		(17,787)
	$	27,712

Cunningham Broadcasting Corporation. Concurrently with our initial public offering, we acquired options from trusts established by Carolyn C. Smith, a parent of our controlling shareholders, for the benefit of her grandchildren that will grant us the right to acquire, subject to applicable FCC rules and regulations, 100% of the capital stock of Cunningham. The Cunningham option exercise price is based on a formula that provides a 10% annual return to Cunningham. Cunningham is the owner-operator and FCC licensee of: WNUV-TV, Baltimore, Maryland; WRGT-TV, Dayton, Ohio; WVAH-TV, Charleston, West Virginia; WTAT-TV, Charleston, South Carolina; WMYA-TV, Anderson, South Carolina; and WTTE-TV, Columbus, Ohio. The financial statements for Cunningham are included in our consolidated financial statements for all periods presented.

In addition to the option agreement, we entered into five-year LMA agreements (with five-year renewal terms at our option) with Cunningham pursuant to which we provide programming to Cunningham for airing on WNUV-TV, WRGT-TV, WVAH-TV, WTAT-TV, WMYA-TV and WTTE-TV. In November 2008, we amended the terms of the LMA and option agreements. The amendment included a monthly payment of $50,000. During the years ended December 31, 2009, 2008 and 2007, we made payments of $6.5 million, $8.0 million and $7.8 million, respectively, to Cunningham under these LMA agreements. A portion of the monthly payment was allocated as a reduction to the Cunningham option exercise price. These payments will be recorded in accordance with accounting guidance applicable to noncontrolling interest transactions whereby an acquisition of an interest of an entity that is consolidated before and after the transaction is treated as an equity transaction. The amended LMA and option agreements have been approved pursuant to our related person transaction policy.

Cunningham held a $33.5 million term loan facility originally entered into on March 20, 2002, with an unrelated third party. Primarily all of Cunningham's assets are collateral for its term loan facility, which is non-recourse to us. On June 5, 2009, the administrative agent under Cunningham's bank credit facility declared an event of default under the facility for failure to timely deliver certain annual financial statements as required. As of such date, a rate of interest of LIBOR plus 5%, which rate includes a 2% default rate of interest, was instituted on all outstanding borrowings under the Cunningham bank credit facility. On June 30, 2009, the default was waived and the termination date of the Cunningham bank credit facility was extended to July 31, 2009, subject to certain conditions, including maintaining the default interest rate. On July 31, 2009, the Cunningham bank credit facility was further extended to October 30, 2009. The extension required that Cunningham make $0.2 million principal payments on its term loan facility as of the first day of each of August, September and October with the balance due on October 30, 2009. To avoid any potential bankruptcy of Cunningham, the lenders under Cunningham's existing credit facility indicated their willingness to replace such credit facility with a new credit facility, which was conditioned upon Cunningham's demonstration that it can repay the outstanding principal balance due under the facility within three years. As a result, Cunningham asked us to restructure certain of its arrangements with us, including the LMAs, which negotiations led to the execution of the MOU and consummation of the transactions contemplated therein.

In accordance with the terms of the MOU, amendments and/or restatements of the following agreements between Cunningham and us were entered into on October 28, 2009: (i) the LMAs, (ii) option agreements to acquire Cunningham stock and (iii) certain acquisition or merger agreements relating to television stations owned by Cunningham (Cunningham stations). Such amendments and/or restatements were effective at the expiration of the tender offers for the 3.0% Notes and 4.875% Notes on November 5, 2010.

In consideration of the new terms of the LMAs and other agreements and the extension options, beginning on January 1, 2010 and ending on July 1, 2012, we will be obligated to pay Cunningham the sum of approximately $29.1 million in 10 quarterly installments of $2.75 million and one quarterly payment of approximately $1.6 million, which amounts will be used to pay off Cunningham's bank credit facility and which amounts will be credited toward the purchase price for each Cunningham Station. An additional $3.9 million will be paid in two installments on July 1, 2012 and October 1, 2012 as an additional LMA fee. The aggregate purchase price of the television stations, $78.5 million as of December 31, 2009, will be decreased by each payment made by us to Cunningham up to $29.1 million in the aggregate, pursuant to the foregoing transactions with Cunningham as such payments are made. Beginning on January 1, 2013, we will be obligated to pay Cunningham an annual LMA fee for the television stations equal to the greater of (i) 3% of each station's annual net broadcast revenue and (ii) $5.0 million.

We will continue to reimburse Cunningham for 100% of its operating costs. In addition, we will continue to pay Cunningham a monthly payment of $50,000 through December 2012. In accordance with the effective date of the abovementioned agreements pursuant to the MOU, the $50,000 monthly payment will no longer reduce the option exercise price.

Pursuant to the foregoing transactions between us and Cunningham, Cunningham amended and restated its bank credit facility on October 29, 2009.

Cunningham accounts for income taxes and deferred taxes using the separate return method and those amounts are consolidated into our income taxes and deferred taxes, which are also calculated using the separate return method. For the years ended December 31, 2009 and 2008, Cunningham's benefit for income taxes was $0.9 million and $1.3 million, respectively. For the year ended December 31, 2007, Cunningham's provision for income taxes was $1.1 million. As of December 31, 2009 and 2008, Cunningham's deferred tax liabilities were $0.3 million and $0.9 million, respectively. There were no deferred tax assets as of December 31, 2009 and 2008.

Atlantic Automotive. We sold advertising time to and purchased vehicles and related vehicle services from Atlantic Automotive Corporation (Atlantic Automotive), a holding company which owns automobile dealerships and an automobile leasing company. David D. Smith, our President and Chief Executive Officer, has a controlling interest in, and is a member of the Board of Directors of Atlantic Automotive. We received payments for advertising totaling $0.3 million, $0.6 million and $0.6 million during the years ended December 31, 2009, 2008 and 2007, respectively. We paid $0.4 million, $0.9 million and $1.1 million for vehicles and related vehicle services from Atlantic Automotive during the years ended December 31, 2009, 2008 and 2007, respectively.

Allegiance Capital Limited Partnership. In August 1999, we made an investment in Allegiance Capital Limited Partnership (Allegiance), a small business investment company. Our controlling shareholders and our Executive Vice President/Chief Financial Officer are also investors in Allegiance. Allegiance Capital Management Corporation (ACMC) is the general partner. An employee of ours is a non-controlling shareholder of ACMC. ACMC controls all decision making, investing and management of operations of Allegiance in exchange for a monthly management fee based on actual expenses incurred which currently averages approximately less than $0.1 million and which is paid by the limited partners. We did not make any contributions into Allegiance during 2009 or 2008. Allegiance did not make any distributions to us during 2009 or 2008. As of December 31, 2009, our remaining unfunded commitment was $5.3 million.

Thomas & Libowitz, P.A. Basil A. Thomas, a member of our Board of Directors, is the father of Steven A. Thomas, a partner and founder of Thomas & Libowitz, P.A. (Thomas & Libowitz), a law firm providing legal services to us on an ongoing basis. We paid fees of $1.7 million, $1.0 million and $0.6 million to Thomas & Libowitz during 2009, 2008 and 2007, respectively. During 2007, Steven A. Thomas received, in lieu of cash payment for certain legal fees, an ownership percentage in two of our real estate investments and one of our private equity investments. The fair value of the three ownership interests was $0.1 million as of the dates the investments were made.

Charter Aircraft. From time to time, we charter aircraft owned by certain controlling shareholders. We incurred less than $0.1 million during the years ended December 31, 2009 and 2007, $0.1 million during the year ended December 31, 2008 related to these arrangements.

Other Leases. In September 2008, AP Management Company, the management company of Patriot Capital II, L.P., a small business investment company in which we have made investments, entered into a five-year office lease agreement with Skylar Development LLC, a subsidiary of one of our real estate ventures.

In October 2009, Bagby's Bistro, LLC, a company owned by David Smith and one of his sons, entered into a restaurant lease agreement with Skylar Development, LLC (Skylar), a subsidiary of one of our real estate ventures.

Other. One of our controlling shareholders, Frederick Smith, holds an investment in Patriot Capital II, L.P. Qualified employees, directors and officers have been approved to invest in entities we have an interest in pursuant to the current related person transaction policy.

12. DISCONTINUED OPERATIONS:

WGGB Disposition

On July 31, 2007, we entered into an agreement to sell WGGB-TV, including the FCC license, to an unrelated third party for $21.2 million in cash. The FCC approved the transfer of the broadcast license and the sale was completed on November 1, 2007. We recorded $1.1 million, net of $0.5 million tax provision, as gain from discontinued operations in our consolidated statements of operations for the year ended December 31, 2007. The net cash proceeds were used in the normal course of operations and for capital expenditures.

We reported the historical financial position and results of operations for WGGB-TV in Springfield, Massachusetts, as assets and liabilities held for sale in the accompanying consolidated balance sheets and consolidated statements of operations in accordance with FASB guidance on discontinued operations. Discontinued operations have not been segregated in the consolidated statements of cash flows and, therefore, amounts for certain captions will not agree with the accompanying consolidated balance sheets and consolidated statements of operations. The operating results of WGGB-TV are not included in our consolidated results from continuing operations for the years ended December 31, 2009, 2008 and 2007.

13. (LOSS) EARNINGS PER SHARE:

The following table reconciles (loss) income (numerator) and shares (denominator) used in our computations of (loss) earnings per share for the years ended December 31, 2009, 2008 and 2007 (in thousands):

	2009	2008	2007
(Loss) Income (Numerator)			
(Loss) income from continuing operations	**$ (137,948)**	$ (248,522)	$ 16,969
Net loss (income) attributable to noncontrolling interests included in continuing operations	**2,335**	2,133	(279)
Numerator for basic and diluted (loss) earnings per common share from continuing operations available to common shareholders	**(135,613)**	(246,389)	16,690
(Loss) income from discontinued operations, net of taxes	**(81)**	(141)	2,284
Numerator for basic and diluted (loss) earnings available to common shareholders	**$ (135,694)**	$ (246,530)	$ 18,974
Shares (Denominator)			
Weighted-average common shares outstanding	**79,981**	85,794	86,991
Dilutive effect of outstanding stock options and restricted stock	**—**	—	101
Weighted average common and common equivalent shares outstanding	**79,981**	85,794	87,092

We applied the treasury stock method to measure the dilutive effect of our outstanding stock options and included the respective common share equivalents in the denominator of the diluted EPS computation. Potentially dilutive securities representing 9.9 million, 30.9 million and 32.1 million shares of common stock for 2009, 2008 and 2007, respectively, were excluded from the computation of diluted earnings per common share for these periods because their effect would have been antidilutive. The net (loss) income per share amounts are the same for Class A and Class B Common Stock because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation.

14. SEGMENT DATA:

We measure segment performance based on operating income (loss). Our broadcast segment includes stations in 35 markets located predominately in the eastern, mid-western and southern United States. Our other operating divisions segment primarily earned revenues from information technology staffing, consulting and software development; transmitter manufacturing; sign design and fabrication; regional security alarm operating and bulk acquisitions; and real estate ventures. All of our other operating divisions are located within the United States. Corporate costs primarily include our costs to operate as a public company and to operate our corporate headquarters location. Corporate is not a reportable segment. We had approximately $180.0 million and $118.1 million of intercompany loans between the broadcast segment, operating divisions segment and corporate as of December

31, 2009 and 2008, respectively. We had $22.9 million, $9.9 million and $2.9 million in intercompany interest expense related to intercompany loans between the broadcast segment, other operating divisions segment and corporate for the years ended December 31, 2009, 2008 and 2007, respectively. All other intercompany transactions are immaterial.

Financial information for our operating segments is included in the following tables for the years ended December 31, 2009, 2008 and 2007 (in thousands):

For the year ended December 31, 2009	**Broadcast**	**Other Operating Divisions**	**Corporate**	**Consolidated**
Revenue	$ 612,758	$ 43,719	$ —	$ 656,477
Depreciation of property and equipment	39,982	1,035	1,875	42,892
Amortization of definite-lived intangible assets and other assets	20,228	2,127	—	22,355
Amortization of program contract costs and net realizable value adjustments	73,087	—	—	73,087
Impairment of goodwill, intangible and other assets	249,556	—	243	249,799
General and administrative overhead expenses	8,607	1,039	15,986	25,632
Operating loss	(86,885)	(5,969)	(18,376)	(111,230)
Interest expense	—	1,472	78,549	80,021
Loss from equity and cost method investments	—	354	—	354
Goodwill	656,629	3,388	—	660,017
Assets	1,357,826	205,449	34,446	1,597,721
Capital expenditures	5,724	1,927	42	7,693

For the year ended December 31, 2008	**Broadcast**	**Other Operating Divisions**	**Corporate**	**Consolidated**
Revenue	$ 699,040	$ 55,434	$ —	$ 754,474
Depreciation of property and equipment	41,947	844	1,974	44,765
Amortization of definite-lived intangible assets and other assets	17,063	1,277	—	18,340
Amortization of program contract costs and net realizable value adjustments	84,422	—	—	84,422
Impairment of goodwill and broadcast licenses	462,261	1,626	—	463,887
General and administrative overhead expenses	7,288	1,274	17,723	26,285
Operating loss	(258,889)	(9,456)	(20,114)	(288,459)
Interest expense	—	1,025	86,609	87,634
Loss from equity and cost method investments	—	(2,703)	—	(2,703)
Goodwill	820,800	3,388	—	824,188
Assets	1,582,325	206,759	27,323	1,816,407
Capital expenditures	22,830	2,282	57	25,169

For the year ended December 31, 2007	**Broadcast**	**Other Operating Divisions**	**Corporate**	**Consolidated**
Revenue	$ 684,433	$ 33,667	$ —	$ 718,100
Depreciation of property and equipment	40,906	241	2,000	43,147
Amortization of definite-lived intangible assets and other assets	16,870	725	—	17,595
Amortization of program contract costs and net realizable value adjustments	96,436	—	—	96,436
General and administrative overhead expenses	6,254	761	17,319	24,334
Operating income (loss)	179,949	(1,083)	(19,696)	159,170
Interest expense	—	532	101,696	102,228
Income from equity and cost method investments	—	601	—	601

15. FAIR VALUE MEASUREMENTS:

Accounting guidance provides for valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). A fair value hierarchy using three broad levels prioritizes the inputs to valuation techniques used to measure fair value. The following is a brief description of those three levels:

- *Level 1:* Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

- *Level 2:* Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

- *Level 3:* Unobservable inputs that reflect the reporting entity's own assumptions.

The carrying value and fair value of our notes, debentures, program contacts payable and non-cancelable commitments as of December 31, 2009 and 2008 were as follows (in thousands):

	2009		2008	
	Carrying Value	Fair Value	Carrying Value	Fair Value
8.0% Notes	$ 225,488	$ 220,731	$ 225,862	$ 170,744
6.0% Debentures	122,482	111,991	119,814	54,061
4.875% Notes	37,016	36,091	143,519	71,760
3.0% Notes	27,383	27,044	331,183	186,473
9.25% Notes	486,519	518,125	—	—
Term Loan B	323,551	314,306	—	—
Cunningham Bank Credit Facility	32,900	32,900	33,500	33,500
Active program contracts payable	140,443	124,951	172,681	148,392
Future program liabilities (a)	70,038	56,202	99,274	75,044
Total fair value	$ 1,465,820	$ 1,442,341	$ 1,125,833	$ 739,974

(a) Future program liabilities reflect a license agreement for program material that is not yet available for its first showing or telecast and is, therefore, not recorded as an asset or liability on our balance sheet.

Our notes and debentures payable are fair valued using Level 1 hierarchy inputs described above. Our Term Loan B is fair valued using Level 2 hierarchy inputs described above. The carrying value of Cunningham's bank credit facility approximates its fair value.

Our estimates of active program contracts payable and future program liabilities were based on discounted cash flows using Level 3 inputs described above. The discount rate represents an estimate of a market participants return and risk applicable to program contracts.

16. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS:

Sinclair Television Group, Inc. (STG), a wholly-owned subsidiary and the television operating subsidiary of Sinclair Broadcast Group, Inc. (SBG), was the primary obligor under the Bank Credit Agreement, and the 8.0% Notes as of December 31, 2009. STG is the primary obligor under the Bank Credit Agreement, the 8.0% Notes and the 9.25% Notes. Our Class A Common Stock, Class B Common Stock, the 6.0% Debentures, the 4.875% Notes and the 3.0% Notes remain obligations or securities of SBG and are not obligations or securities of STG. As of December 31, 2009 our consolidated total debt of $1,366.3 million included $1,093.2 million of debt related to STG and its subsidiaries of which SBG guaranteed $823.6 million.

SBG, KDSM, LLC, a wholly-owned subsidiary of SBG, and STG's wholly-owned subsidiaries (guarantor subsidiaries), have fully and unconditionally guaranteed all of STG's obligations. Those guarantees are joint and several. There are certain contractual restrictions on the ability of SBG, STG or KDSM, LLC to obtain funds from their subsidiaries in the form of dividends or loans.

The following condensed consolidating financial statements present the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows of SBG, STG, KDSM, LLC and the guarantor subsidiaries, the direct and indirect non-guarantor subsidiaries of SBG and the eliminations necessary to arrive at our information on a consolidated basis. These statements are presented in accordance with the disclosure requirements under SEC Regulation S-X, Rule 3-10.

CONDENSED CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2009
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
Cash	$ —	$ 10,364	$ 217	$ 12,643	$ —	$ 23,224
Restricted cash - current	—	27,667	—	—	—	27,667
Accounts and other receivables	232	6,014	110,733	4,045	(6,090)	114,934
Other current assets	639	2,558	54,546	2,513	(283)	59,973
Total current assets	871	46,603	165,496	19,201	(6,373)	225,798
Property and equipment, net	11,597	2,135	194,139	95,437	(7,081)	296,227
Investment in consolidated subsidiaries	—	691,578	—	—	(691,578)	—
Restricted cash – long term	—	36,732	484	—	—	37,216
Other long-term assets	69,876	273,806	26,271	58,342	(295,225)	133,070
Total other long-term assets	69,876	1,002,116	26,755	58,342	(986,803)	170,286
Acquired intangible assets	—	—	838,998	57,512	8,900	905,410
Total assets	$ 82,344	$ 1,050,854	$ 1,225,388	$ 230,492	$ (991,357)	$ 1,597,721
Accounts payable and accrued liabilities	$ 2,887	$ 20,742	$ 32,200	$ 19,373	$ (10,933)	$ 64,269
Current portion of long-term debt	28,448	—	2,530	12,646	3	43,627
Other current liabilities	—	—	94,229	576	—	94,805
Total current liabilities	31,335	20,742	128,959	32,595	(10,930)	202,701
Long-term debt	171,120	1,037,467	53,192	253,138	(192,236)	1,322,681
Dividends in excess of investment in consolidated subsidiaries	59,402	—	—	—	(59,402)	—
Other liabilities	32,437	1,979	352,567	37,147	(149,569)	274,561
Total liabilities	294,294	1,060,188	534,718	322,880	(412,137)	1,799,943
Common stock	799	—	10	282	(292)	799
Additional paid-in capital	605,340	279,664	670,863	41,824	(992,351)	605,340
Accumulated (deficit) earnings	(813,876)	(286,414)	21,904	(131,677)	396,187	(813,876)
Accumulated other comprehensive loss	(4,213)	(2,584)	(2,107)	(2,817)	7,508	(4,213)
Total Sinclair Broadcast Group shareholders' (deficit) equity	(211,950)	(9,334)	690,670	(92,388)	(588,948)	(211,950)
Noncontrolling interest in consolidated subsidiaries	—	—	—	—	9,728	9,728
Total liabilities and equity (deficit)	$ 82,344	$ 1,050,854	$ 1,225,388	$ 230,492	$ (991,357)	$ 1,597,721

CONDENSED CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2008
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
Cash	$ —	$ 9,649	$ 227	$ 6,594	$ —	$ 16,470
Accounts and other receivables	4,719	135	100,272	9,658	(5,009)	109,775
Other current assets	741	1,419	68,728	6,827	(835)	76,880
Total current assets	5,460	11,203	169,227	23,079	(5,844)	203,125
Property and equipment, net	13,676	1,565	234,851	98,013	(11,141)	336,964
Investment in consolidated subsidiaries	574,071	976,552	—	—	(1,550,623)	—
Other long-term assets	68,422	171,238	29,632	71,433	(226,760)	113,965
Total other long-term assets	642,493	1,147,790	29,632	71,433	(1,777,383)	113,965
Acquired intangible assets	—	—	1,111,616	51,208	(471)	1,162,353
Total assets	$ 661,629	$ 1,160,558	$ 1,545,326	$ 243,733	$ (1,794,839)	$ 1,816,407
Accounts payable and accrued liabilities	$ 22,581	$ 10,297	$ 39,725	$ 57,556	$ (45,758)	$ 84,401
Current portion of long-term debt	3,550	26,250	2,479	38,462	(830)	69,911
Other current liabilities	—	—	93,372	651	—	94,023
Total current liabilities	26,131	36,547	135,576	96,669	(46,588)	248,335
Long-term debt	604,568	602,027	67,839	140,775	(122,842)	1,292,367
Other liabilities	57,765	537	364,998	4,908	(93,803)	334,405
Total liabilities	688,464	639,111	568,413	242,352	(263,233)	1,875,107
Common stock	810	—	10	761	(771)	810
Additional paid-in capital	605,865	677,142	821,336	140,694	(1,639,172)	605,865
Accumulated (deficit) earnings	(633,510)	(153,568)	156,935	(136,816)	88,777	(678,182)
Accumulated other comprehensive loss	—	(2,127)	(1,368)	(3,258)	3,258	(3,495)
Total Sinclair Broadcast Group shareholders' (deficit) equity	(26,835)	521,447	976,913	1,381	(1,547,908)	(75,002)
Noncontrolling interest in consolidated subsidiaries	—	—	—	—	16,302	16,302
Total liabilities and equity (deficit)	$ 661,629	$ 1,160,558	$ 1,545,326	$ 243,733	$ (1,794,839)	$ 1,816,407

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
Net revenue	$ —	$ —	$ 613,875	$ 52,278	$ (9,676)	$ 656,477
Program and production	—	721	149,528	480	(8,314)	142,415
Selling, general and administrative	16,249	8,701	119,779	4,334	(598)	148,465
Depreciation, amortization and other operating expenses	17,893	541	427,559	38,250	(7,416)	476,827
Total operating expenses	34,142	9,963	696,866	43,064	(16,328)	767,707
Operating (loss) income	(34,142)	(9,963)	(82,991)	9,214	6,652	(111,230)
Equity in earnings of consolidated subsidiaries	(101,049)	(115,681)	—	—	216,730	—
Interest income	844	21,853	—	1,805	(24,443)	59
Interest expense	(36,454)	(35,828)	(5,871)	(27,346)	25,478	(80,021)
Other income (expense)	32,611	23,523	(35,233)	(699)	530	20,732
Total other income (expense)	(104,048)	(106,133)	(41,104)	(26,240)	218,295	(59,230)
Income tax benefit	2,577	7,749	10,421	11,765	—	32,512
Loss from discontinued operations, net of taxes	(81)	—	—	—	—	(81)
Net (loss) income	(135,694)	(108,347)	(113,674)	(5,261)	224,947	(138,029)
Net loss attributable to the noncontrolling interest	—	—	—	—	2,335	2,335
Net (loss) income attributable to Sinclair Broadcast Group	$ (135,694)	$ (108,347)	$ (113,674)	$ (5,261)	$ 227,282	$ (135,694)

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
Net revenue	$ —	$ —	$ 701,455	$ 65,970	$ (12,951)	$ 754,474
Program and production	—	1,002	167,043	219	(9,299)	158,965
Selling, general and administrative	18,147	6,429	133,650	4,631	(430)	162,427
Depreciation, amortization and other operating expenses	1,974	582	614,451	98,822	5,712	721,541
Total operating expenses	20,121	8,013	915,144	103,672	(4,017)	1,042,933
Operating loss	(20,121)	(8,013)	(213,689)	(37,702)	(8,934)	(288,459)
Equity (loss) of subsidiaries	(187,454)	(172,429)	—	—	359,883	—
Interest income	1,081	8,892	9	1,181	(10,420)	743
Interest expense	(43,754)	(34,374)	(6,885)	(15,098)	12,477	(87,634)
Other income (expense)	21,174	27,134	(39,655)	(1,939)	(1,248)	5,466
Total other expense	(208,953)	(170,777)	(46,531)	(15,856)	360,692	(81,425)
Income tax benefit	15,308	5,195	87,923	12,936	—	121,362
(Loss) income from discontinued operations, net of taxes	(358)	—	217	—	—	(141)
Net loss	(214,124)	(173,595)	(172,080)	(40,622)	351,758	(248,663)
Net loss attributable to the noncontrolling interest	—	—	—	—	2,133	2,133
Net (loss) income attributable to Sinclair Broadcast Group	$ (214,124)	$ (173,595)	$ (172,080)	$ (40,622)	$ 353,891	$ (246,530)

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
Net revenue	$ —	$ —	$ 686,891	$ 43,057	$ (11,848)	$ 718,100
Program and production	—	1,479	155,914	—	(8,686)	148,707
Selling, general and administrative	17,695	5,707	137,169	4,016	(227)	164,360
Depreciation, amortization and other operating expenses	2,001	372	208,805	36,905	(2,220)	245,863
Total operating expenses	19,696	7,558	501,888	40,921	(11,133)	558,930
Operating (loss) income	(19,696)	(7,558)	185,003	2,136	(715)	159,170
Equity in earnings of subsidiaries	41,242	85,609	—	—	(126,851)	—
Interest income (loss)	1,320	3,341	42	78	(2,553)	2,228
Interest expense	(35,059)	(57,911)	(6,333)	(7,727)	4,802	(102,228)
Other income (expense)	10,342	4,958	(39,317)	(797)	(1,224)	(26,038)
Total other income (expense)	17,845	35,997	(45,608)	(8,446)	(125,826)	(126,038)
Income tax benefit (provision)	16,880	20,580	(55,721)	2,098	—	(16,163)
Income from discontinued operations, net of taxes	—	—	1,219	—	—	1,219
Gain from sale of discontinued operations, net of taxes	—	—	1,065	—	—	1,065
Net income (loss)	15,029	49,019	85,958	(4,212)	(126,541)	19,253
Net income attributable to the noncontrolling interest	—	—	—	—	(279)	(279)
Net income (loss) attributable to Sinclair Broadcast Group	$ 15,029	$ 49,019	$ 85,958	$ (4,212)	$ (126,820)	$ 18,974

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
NET CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES	$ (56,248)	$ (3,833)	$ 171,883	$ (1,364)	$ (5,002)	$ 105,436
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:						
Acquisition of property and equipment	(43)	(1,215)	(4,508)	(1,927)	—	(7,693)
Purchase of alarm monitoring contracts	—	—	—	(12,291)	—	(12,291)
Increase in restricted cash	—	(64,399)	(484)	—	—	(64,883)
Distributions from investments	—	—	—	1,501	—	1,501
Investments in equity and cost method investees	(3,333)	—	—	(7,268)	—	(10,601)
Proceeds from sale of assets	—	—	126	—	—	126
Loans to affiliates	(162)	—	—	—	—	(162)
Proceeds from loans to affiliates	157	—	—	—	—	157
Net cash flows used in investing activities	(3,381)	(65,614)	(4,866)	(19,985)	—	(93,846)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:						
Proceeds from notes payable, commercial bank financing and capital leases	—	946,184	—	34,691	—	980,875
Repayments of notes payable, commercial bank financing and capital leases	(378,183)	(536,100)	(447)	(16,836)	—	(931,566)
Purchase of subsidiary shares from noncontrolling interest	—	—	—	(5,000)	—	(5,000)
Repurchase of Class A Common Stock	(1,454)	—	—	—	—	(1,454)
Dividends paid on Class A and Class B Common Stock	(16,193)	—	—	—	155	(16,038)
Payments for deferred financing costs	—	(28,278)	—	(537)	—	(28,815)
Contributions to noncontrolling interests	—	—	—	26	—	26
Repayments of notes and capital leases to affiliates	(648)	—	(2,216)	—	—	(2,864)
Increase (decrease) in intercompany payables	456,107	(311,643)	(164,366)	15,055	4,847	—
Net cash flows from (used in) financing activities	59,629	70,163	(167,029)	27,399	5,002	(4,836)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	—	716	(12)	6,050	—	6,754
CASH AND CASH EQUIVALENTS, beginning of period	—	9,649	227	6,594	—	16,470
CASH AND CASH EQUIVALENTS, end of period	$ —	$ 10,365	$ 215	$ 12,644	$ —	$ 23,224

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
NET CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES	$ (23,968)	$ (2,756)	$ 243,780	$ (5,058)	$ (227)	$ 211,771
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:						
Acquisition of property and equipment	(57)	(561)	(22,269)	(2,282)	—	(25,169)
Consolidation of variable interest entity	—	—	—	1,328	—	1,328
Purchase of alarm monitoring contracts	—	—	—	(7,675)	—	(7,675)
Payments for acquisition of television stations	—	(17,123)	—	—	—	(17,123)
Payment for acquisition of other operating divisions companies	—	—	—	(53,487)	—	(53,487)
Distributions from investments	860	—	—	715	—	1,575
Investments in equity and cost method investees	(6,244)	—	—	(35,727)	—	(41,971)
Proceeds from the sale of assets	3	—	196	—	—	199
Loans to affiliates	(178)	—	—	—	—	(178)
Proceeds from loans to affiliates	179	—	—	—	—	179
Net cash flows used in investing activities	(5,437)	(17,684)	(22,073)	(97,128)	—	(142,322)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:						
Proceeds from notes payable, commercial bank financing and capital leases	—	257,173	—	17,470	—	274,643
Repayments of notes payable, commercial bank financing and capital leases	(24,778)	(216,608)	(207)	(14,004)	—	(255,597)
Repurchase of Class A Common Stock	(29,836)	—	—	—	—	(29,836)
Dividends paid on Class A and Class B Common Stock	(67,128)	—	—	—	445	(66,683)
Payments for deferred financing costs	—	—	—	(524)	—	(524)
Proceeds from derivative terminations	—	8,001	—	—	—	8,001
Distributions to noncontrolling interest	—	—	—	(637)	—	(637)
Repayments of notes and capital leases to affiliates	(722)	—	(2,604)	—	—	(3,326)
Increase (decrease) in intercompany payables	151,869	(32,955)	(221,268)	102,572	(218)	—
Net cash flows from (used in) financing activities	29,405	15,611	(224,079)	104,877	227	(73,959)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	—	(4,829)	(2,372)	2,691	—	(4,510)
CASH AND CASH EQUIVALENTS, beginning of period	—	14,478	2,599	3,903	—	20,980
CASH AND CASH EQUIVALENTS, end of period	$ —	$ 9,649	$ 227	$ 6,594	$ —	$ 16,470

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
NET CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES	$ (21,093)	$ (76,865)	$ 205,287	$ (1,596)	$ 40,043	$ 145,776
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:						
Acquisition of property and equipment	(176)	(759)	(21,855)	(497)	464	(22,823)
Payment for acquisition of other operating divisions companies	—	—	—	(39,075)	—	(39,075)
Distributions from investments	583	—	—	—	—	583
Investments in equity and cost method investees	(111)	—	—	(16,273)	—	(16,384)
Proceeds from the sale of assets	—	—	693	3	—	696
Proceeds from the sale of broadcast assets related to discontinued operations	—	—	21,036	—	—	21,036
Loans to affiliates	(160)	—	—	—	—	(160)
Proceeds from loans to affiliates	157	—	—	—	—	157
Net cash flows from (used in) investing activities	293	(759)	(126)	(55,842)	464	(55,970)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:						
Proceeds from notes payable, commercial bank financing and capital leases	345,000	393,000	9	13,600	—	751,609
Repayments of notes payable, commercial bank financing and capital leases	(190)	(835,306)	(175)	(4,971)	—	(840,642)
Proceeds from exercise of stock options	13,379	—	—	—	—	13,379
Dividends paid on Class A and Class B Common Stock	(49,973)	—	—	—	483	(49,490)
Payments for deferred financing costs	(6,738)	(131)	—	(196)	—	(7,065)
Contributions from noncontrolling interest	—	—	—	35	—	35
Repayments of notes and capital leases to affiliates	(1,147)	—	(2,913)	—	—	(4,060)
(Decrease) increase in intercompany payables	(279,531)	472,287	(202,271)	50,505	(40,990)	—
Net cash flows from (used in) financing activities	20,800	29,850	(205,350)	58,973	(40,507)	(136,234)
NET INCREASE IN CASH AND CASH EQUIVALENTS	—	(47,774)	(189)	1,535	—	(46,428)
CASH AND CASH EQUIVALENTS, beginning of period	—	62,252	2,788	2,368	—	67,408
CASH AND CASH EQUIVALENTS, end of period	$ —	$ 14,478	$ 2,599	$ 3,903	$ —	$ 20,980

17. QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

(In thousands, except per share data)

For the Quarter Ended	03/31/09	06/30/09	09/30/09	12/31/09
Total revenues, net	$ 154,738	$ 158,272	$ 160,127	$ 183,340
Impairment of goodwill, intangible and other assets	$ 130,098	$ —	$ 243	$ 119,458
Gain (loss) on extinguishment of debt	$ 18,986	$ —	$ —	$ (521)
Operating (loss) income	$ (106,707)	$ 25,824	$ 35,733	$ (66,080)
(Loss) income from continuing operations	$ (87,039)	$ 2,695	$ 15,855	$ (69,459)
(Loss) income from discontinued operations	$ (108)	$ (109)	$ 245	$ (109)
Net (loss) income attributable to Sinclair Broadcast Group	$ (85,655)	$ 2,783	$ 14,938	$ (67,760)
Basic and diluted (loss) earnings per common share from continuing operations attributable to Sinclair Broadcast Group	$ (1.06)	$ 0.04	$ 0.18	$ (0.85)
Basic and diluted (loss) earnings per common share attributable to Sinclair Broadcast Group	$ (1.06)	$ 0.04	$ 0.19	$ (0.85)

For the Quarter Ended	03/31/08	06/30/08	09/30/08	12/31/08
Total revenues, net	$ 186,657	$ 193,615	$ 178,191	$ 196,011
Impairment of goodwill, intangible and other assets	$ —	$ 1,626	$ —	$ 462,261
(Loss) gain on extinguishment of debt	$ (286)	$ —	$ 432	$ 5,305
Operating income (loss)	$ 46,218	$ 43,312	$ 37,402	$ (415,391)
Income (loss) from continuing operations	$ 15,086	$ 11,058	$ 9,237	$ (283,903)
(Loss) income from discontinued operations	$ (131)	$ 178	$ (38)	$ (150)
Net income (loss) attributable to Sinclair Broadcast Group	$ 14,950	$ 11,821	$ 10,190	$ (283,491)
Basic and diluted earnings (loss) per common share from continuing operations attributable to Sinclair Broadcast Group	$ 0.17	$ 0.13	$ 0.12	$ (3.46)
Basic and diluted earnings (loss) per common share attributable to Sinclair Broadcast Group	$ 0.17	$ 0.13	$ 0.12	$ (3.46)

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Class A Common Stock is listed for trading on the NASDAQ stock market under the symbol SBGI. Our Class B Common Stock is not traded on a public trading market or quotation system. The following tables set forth for the periods indicated the high and low closing sales prices on the NASDAQ stock market for our Class A Common Stock.

2009		**High**		**Low**
First Quarter	**$**	**3.86**	**$**	**0.89**
Second Quarter	**$**	**2.12**	**$**	**1.04**
Third Quarter	**$**	**3.81**	**$**	**1.07**
Fourth Quarter	**$**	**5.03**	**$**	**2.95**

2008		**High**		**Low**
First Quarter	$	10.62	$	7.78
Second Quarter	$	9.90	$	7.60
Third Quarter	$	7.80	$	4.96
Fourth Quarter	$	5.27	$	1.97

As of February 26, 2009, there were approximately 85 shareholders of record of our common stock. This number does not include beneficial owners holding shares through nominee names.

Dividend Policy

In February 2009, we decided it was prudent to suspend the dividend due to the negative economic climate. Future dividends on our common shares, if any, will be at the discretion of our Board of Directors and will depend on several factors including our results of operations, cash requirements and surplus, financial condition, covenant restrictions and other factors that the Board of Directors may deem relevant. Our Bank Credit Agreement and some of our debt instruments contain restrictions on our ability to pay dividends. Under the indentures governing our 8.0% Senior Subordinated Notes, due 2012 (the 8.0% Notes), and our 9.25% Second Lien Notes, due 2017 (the 9.25% Notes), we are restricted from paying dividends on our common stock unless certain specified conditions are satisfied, including that:

- no event of default then exists under the indenture or certain other specified agreements relating to our indebtedness; and
- after taking account of the dividend, we are within certain restricted payment requirements contained in the indenture.

In addition, under certain of our debt instruments, the payment of dividends is not permissible during a default thereunder.

Our dividend paid during 2008 of 20 cents per share per quarter was not in excess of any applicable restrictions or conditions contained within the indentures of our various senior subordinated notes and our bank credit agreement as in effect at that time.

During 2008, the Board of Directors voted to increase the dividend. On February 6, 2008, we announced that our Board of Directors approved an increase to our annual dividend to 80 cents per share from 70 cents per share. In February 2009, our Board of Directors suspended our dividend until further notice. The 2008 dividends declared were as follows:

For the quarter ended	**Quarterly Dividend Per Share**	**Annual Dividend Per Share**	**Date dividends were paid**
March 31, 2008	$ 0.200	$ 0.800	April 14, 2008
June 30, 2008	$ 0.200	$ 0.800	July 14, 2008
September 30, 2008	$ 0.200	$ 0.800	October 10, 2008
December 31, 2008	$ 0.200	$ 0.800	January 12, 2009

Issuer Purchases of Equity Securities

During the fourth quarter of 2009, pursuant to publicly announced cash tender offers, we repurchased $106.5 million aggregate principal amount of the 4.875% Convertible Senior Notes, due 2018 (the 4.875% Notes) and $266.6 million aggregate principal amount of the 3.0% Convertible Senior Notes, due 2027 (the 3.0% Notes).

Comparative Stock Performance

The following line graph compares the yearly percentage change in the cumulative total shareholder return on our Class A Common Stock with the cumulative total return of the NASDAQ Stock Market Index and the cumulative total return of the NASDAQ Telecommunications Stock Market Index (an index containing performance data of radio, telephone, telegraph, television and cable television companies) from December 31, 2004 through December 31, 2009. The performance graph assumes that an investment of $100 was made in the Class A Common Stock and in each Index on December 31, 2004 and that all dividends were reinvested. Total shareholder return is measured by dividing total dividends (assuming dividend reinvestment) plus share price change for a period by the share price at the beginning of the measurement period.

Company/Index/Market	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	**12/31/09**
Sinclair Broadcast Group, Inc.	100.00	103.31	124.16	102.33	45.12	**58.65**
NASDAQ Telecommunications Index	100.00	91.66	119.67	132.55	77.09	**107.17**
NASDAQ Market Index-U.S.	100.00	101.33	114.01	123.71	73.11	**105.61**

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Sinclair Broadcast Group, Inc., The NASDAQ Composite Index
And The NASDAQ Telecommunications Index


$140
$120
$100
$80
$60
$40
$20
$0
12/04
12/05
12/06
12/07
12/08
12/09

Sinclair Broadcast Group, Inc. **NASDAQ Composite** **NASDAQ Telecommunications**

*$100 invested on 12/31/04 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS: CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of Sinclair Broadcast Group, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of equity (deficit) and other comprehensive (loss) income, and of cash flows present fairly, in all material respects, the financial position of Sinclair Broadcast Group, Inc. and its subsidiaries (the Company) at December 31, 2009 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in Item 15(a) for the year ended December 31, 2009, presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Report of Management on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for noncontrolling interests and convertible debt instruments that may be settled in cash upon conversion in 2009.

We also have audited the adjustments to the 2008 and 2007 financial statements to retrospectively apply the change in accounting for noncontrolling interests and convertible debt instruments that may be settled in cash upon conversion, as described in Note 1. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2008 and 2007 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2008 or 2007 financial statements taken as a whole.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Baltimore, Maryland
March 5, 2010

The Board of Directors and Shareholders of Sinclair Broadcast Group, Inc.

We have audited, before the effects of the adjustments to retrospectively apply the changes in accounting described in Note 1, the consolidated balance sheet of Sinclair Broadcast Group, Inc. as of December 31, 2008, and the related consolidated statements of operations, equity (deficit), comprehensive income (loss) and cash flows for the years ended December 31, 2008 and 2007 (the 2008 and 2007 financial statements before the effects of the adjustments discussed in Note 1 are not presented herein). Our audits also included the financial statement schedule as of December 31, 2008 and 2007 and for the years then ended listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2008 and 2007 financial statements referred to above, before the effects of the adjustments to retrospectively apply the changes in accounting described in Note 1, present fairly, in all material respects, the consolidated financial position of Sinclair Broadcast Group, Inc. at December 31, 2008, and the consolidated results of its operations and its cash flows for the years ended December 31, 2008 and 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule as of December 31, 2008 and 2007 and for the years then ended, when considered in relation to the basic financial statements, before the effects of the adjustments to retrospectively apply the changes in accounting described in Note 1, taken as a whole, presents fairly in all material respects the information set forth therein.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the changes in accounting described in Note 1 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by PricewaterhouseCoopers LLP.

Ernst & Young LLP

Ernst & Young LLP
Baltimore, Maryland
March 3, 2009

GROUP MANAGERS / GENERAL MANAGERS

Group Manager
William J. Fanshawe

- Baltimore, Maryland

General Managers

- Peter Paisley - Cedar Rapids, Iowa
- Alison Taylor - Charleston, South Carolina
- Mike Wilson - Des Moines, Iowa
- Audra Swain - Las Vegas, Nevada
- Kerry Johnson - Madison, Wisconsin
- David Ford - Milwaukee, Wisconsin
- Joe Tracy - Minneapolis-St. Paul, Minnesota
- Paul Rossi - Norfolk, Virginia
- John Rossi - Oklahoma City, Oklahoma
- Steven Genett - Richmond, Virginia
- John Seabers - San Antonio, Texas

Group Manager
Alan B. Frank

- Pittsburgh, Pennsylvania

General Managers

- Jay C. Lowe - Birmingham, Alabama
- Nick Magnini - Buffalo, New York
- Harold Cooper – Charleston/ Huntington, West Virginia
- John Hummel – Flint/Saginaw/Bay City, Michigan
- Dominic Mancuso - Nashville, Tennessee
- Neal Davis – Raleigh/Durham, North Carolina
- Rochester, New York
- Aaron Olander - Syracuse, New York
- John Dittmeier - Tallahassee, Florida
- Julie Nelson – Tampa/St. Petersburg, Florida

Group Manager
Daniel P. Mellon

- Columbus, Ohio

General Managers

- John V. Connors - Asheville, North Carolina-Greenville/Spartanburg/ Anderson, South Carolina
- Thomas L. Tipton - Cape Girardeau, Missouri-Paducah, Kentucky
- Jonathan P. Lawhead - Cincinnati, Ohio
- Dean Ditmer - Dayton, Ohio
- Ronald Inman - Greensboro/Highpoint/Winston-Salem, North Carolina
- Michael C. Brickey - Lexington, Kentucky
- Terry Cole - Mobile, Alabama-Pensacola, Florida
- Peoria/Bloomington, Illinois
- Tom Humpage - Portland, Maine
- Tim Mathis - Springfield/Champaign, Illinois
- Thomas L. Tipton - St. Louis, Missouri

Sinclair Broadcast Group, Inc.

ANNUAL MEETING

The Annual Meeting of stockholders will be held at Sinclair Broadcast Group's corporate offices,
10706 Beaver Dam Road
Hunt Valley, MD 21030
Thursday, June 3, 2010 at 10:00am.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers, LLP
100 East Pratt Street
Suite 1900
Baltimore, MD 21202-1096

TRANSFER AGENT AND REGISTRAR

Questions regarding stock certificates, change of address, or other stock transfer account matters may be directed to:

American Stock Transfer & Trust Company, LLC
Operations Center
6201 15th Ave.
Brooklyn, NY 11219
Toll Free: 1-800-937-5449
Email: info@amstock.com
Website: www.amstock.com

FORM 10-K, ANNUAL REPORT

A copy of the Company's 2009 Form 10-K, as filed with the Securities and Exchange Commission, is available at no charge on the Company's website www.sbgi.net or upon written request to:

Lucy A. Rutishauser
VP, Corporate Finance & Treasurer
Sinclair Broadcast Group, Inc.
10706 Beaver Dam Road
Hunt Valley, MD 21030
410-568-1500 or
E-mail: investor@sbgi.net

COMMON STOCK

The Company's Class A Common Stock trades on the Nasdaq Global Select Market tier of the NasdaqSM Stock Market under the symbol SBGI.

SBG

SINCLAIR BROADCAST GROUP